EXHIBIT 99.1
Translation from French
for information purposes only1
UPDATE OF THE DOCUMENT DE REFERENCE
FILED WITH THE AUTORITÉ DES MARCHÉS FINANCIERS
ON APRIL 13, 2005
UNDER Nº D.05-0422
Date of filing of this update: December 21, 2005.

This update was filed with the Autorité des marchés financiers on December 21, 2005 in accordance with Article 212-13-4º of General Regulations of the AMF. It completes the document de référence filed with the AMF on April 13, 2005 under nº D.05-0422. This document may be used as the basis for a financial transaction if it is completed with a transaction note (note d’opération) approved by the AMF.
In accordance with Article 28 of European Regulation n° 809/2004 dated April 29, 2004, the reader is referred to previous documents de référence for the following information:
1. The management report of the Management Board (Directoire), the consolidated financial statements, the auditors’ report on the consolidated financial statements, the pro forma financial information, the summary unconsolidated financial statements and the auditors’ report on the unconsolidated financial statements appearing in the document de référence filed with the AMF on April 23, 2004 under nº D.04-0568 on pages 8, 46, 92, 94, 96 and 113, respectively.2
2. The management report of the Management Board (Directoire), the consolidated financial statements, the auditors’ report on the consolidated financial statements, the pro forma consolidated financial statements, the auditors’ report on the pro forma consolidated financial statements, the summary unconsolidated financial statements and the auditors’ report on the unconsolidated financial statements appearing in the document de référence filed with the Commission des opérations de bourse on March 27, 2003 under nº D.03-018 and which was subject to an update filed on June 24, 2003 under nº D.03-0318-A01 on pages 8, 41, 78, 79, 81, 82 and 97 of such document de référence and pages 17 et seq. of such update. 3
A cross-reference table between this document and the headings required by Annex I of European Regulation n° 809/2004 dated April 29, 2004 appears in Chapter III hereafter.

[1]	All references to the page numbers of “this update” or “this document” refer to the page numbers of the French language version of this update that was filed with the Autorité des marchés financiers on December 21, 2005.

[2]	The page numbers cited in this paragraph refer to the page numbers of the French language version of the document cited in this paragraph.

[3]	The page numbers cited in this paragraph refer to the page numbers in the French language version of the documents cited in this paragraph.

TABLE OF CONTENTS
I.	INDIVIDUAL RESPONSIBLE FOR THE DOCUMENT DE REFERENCE, ITS UPDATE AND AUDITORS

1.1	INDIVIDUAL RESPONSIBLE FOR THE DOCUMENT DE REFERENCE AND ITS UPDATE

1.2	CERTIFICATION

1.3	STATUTORY AUDITORS

1.4	MISCELLANEOUS INFORMATION

1.5	INFORMATION POLICY

II.	SUPPLEMENTAL FINANCIAL INFORMATION

2.1	SUPPLEMENTAL INFORMATION REQUIRED BY EUROPEAN REGULATION N° 809/2004 ADOPTED PURSUANT TO DIRECTIVE 2003/71/CE

2.2	CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2005

2.3	CONVERSION TO IFRS ACCOUNTING STANDARDS

2.4	AUDITORS’ REPORT ON FORWARD-LOOKING STATEMENTS

III.	CROSS-REFERENCE TABLE

I.	INDIVIDUAL RESPONSIBLE FOR THE DOCUMENT DE REFERENCE AND ITS UPDATE AND THE AUDITORS

1.1	INDIVIDUAL RESPONSIBLE FOR DOCUMENT DE REFERENCE AND ITS UPDATE

Mr. Maurice Lévy, Chairman of the Management Board of Publicis Groupe.

1.2	CERTIFICATION

“To my knowledge and after having taken all reasonable steps to that effect, the information provided in this document is true and accurate, contains all the facts required for investors to make an informed assessment on the company’s assets, operations, financial condition, results, and outlook, and contains no omissions liable to impair their significance.

Publicis Groupe has received a letter of work completion from its statutory auditors, in which the auditors state that they have audited, in accordance with auditing rules and professional standards applicable in France, the information on the company’s financial condition and financial statements contained in this update and that they have read this update.

The letter of work completion from the auditors does not contain any additional observations. In the letter, reference is made to the auditors’ report on the 2005 half-year financial information, included in section 2.2 (pages 69 and 70) of this update, on the auditors’ report on forward-looking statements, included in section 2.4 (page 108) of this update, and to the specific auditors’ report on the IFRS information at December 31, 2004, included in section 2.3 (pages 105 and 106) of this update.

The auditors’ report on the half-year financial information for 2005 includes observations concerning:
—	options chosen for the presentation of consolidated half-year financial statements relative to the information in the IFRS-required annex as adopted by the European Union, which are described in note 1 of the Notes to the half-year financial statements for 2005;

—	the reasons for which the comparative information presented in the consolidated financial statements at December 31, 2005 and in the consolidated half-year financial statements at June 30, 2006 may differ from the accounts in the report, which are described in note 1 of the Notes to the half-year financial information for 2005.
The auditors’ report on the accounts on forward-looking statements contains observations on the uncertain nature of the realization of projections.

The auditors’ specific report on the IFRS financial information at December 31, 2004 includes observations concerning:
—	the reasons for which the IFRS financial information for the fiscal year 2004 presented in the 2005 consolidated financial statements may be different from the IFRS financial information included in their report, which are described in note 1 of the Notes to the consolidated financial statements (IFRS standards);

—	the fact that the IRFS financial information at December 31, 2004 does not constitute consolidated financial statements according to the IFRS guidelines as adopted in the European Union.
The historical financial information appearing in the Company’s 2004 document de référence or incorporated by reference into this update, including: (i) the consolidated financial statements and the summary unconsolidated financial statements for the year ended December 31, 2004; (ii) the consolidated financial statements and the summary unconsolidated financial statements for the year ended December 31, 2003 and the 2003 pro forma financial information, and (iii) the consolidated financial statements and the summary unconsolidated financial statements for the year ended December 31, 2002 and the 2002 pro forma financial information, are the subject of auditors’ reports appearing respectively at: (i) pages 105 and 125 of the Company’s 2004 document de référence, (ii) pages 92 and 113 of the Company’s 2003 document de référence and (iii) pages 78, 81 and 97 of the Company’s 2002 document de reference and page 21 of the update[4] of the Company’s 2002 document de reference (report on the pro forma financial statements).

The auditors’ report on the 2004 consolidated financial statements contains the following observations:
—	changes in accounting policies resulting from the first application of CRC rule 04-03 and CNC recommendation n° R-03-01 related to commitments with respect to pensions and similar benefits, as described in Note 1 “Accounting policies” in the notes to the consolidated financial statements;

—	the deletion of the line item “consolidated reconstituted billings” as described in Note 2.1 “Presentation of the financial statements” in the notes to the consolidated financial statements.
The auditors’ report on the 2002 consolidated financial statements contains observations concerning the change in accounting policy resulting from the first application of CRC rule n° 2000-06 relating to liabilities as described in Note 1 “Accounting policies” in the notes to the consolidated financial statements.”

Signed in Paris on December 20, 2005

Maurice Lévy,

President of the Management Board (Directoire) of Publicis Groupe

1.3	STATUTORY AUDITORS

1.3.1	Statutory Auditors
•	MAZARS & GUERARD

Company represented by Mrs. Isabelle Massa and Mr. Philippe Castagnac 39 rue de Wattignies, 75012 Paris

[4]	Update filed on June 24, 2003 under nº D.03-0318-A01.

Appointed on June 25, 1981 and re-appointed by the Ordinary General Meeting of June 1, 2005 for a period of six fiscal years, such appointment to expire at the close of the Ordinary General Meeting that will approve the financial statements for the fiscal year that will end on December 31, 2010.

•	ERNST & YOUNG AUDIT

Company represented by Mr. Bruno Perrin Tour Ernst & Young, Faubourg de l’Arche, 92037 La Défense Cedex

Appointed on June 14, 2001 for a period of six fiscal years, such appointment to expire at the close of the Ordinary General Meeting that will approve the financial statements for the fiscal year that will end on December 31, 2006.
1.3.2	Substitute Statutory Auditors
•	Patrick de Cambourg 125 rue de Montreuil, 75011 Paris

Appointed on June 25, 1998, re-appointed by the Ordinary General Meeting of June 8, 2004 for a period of six fiscal years, such appointment to expire at the close of the Ordinary General Meeting that will approve the financial statements for the fiscal year that will end on December 31, 2009.

•	Denis Thibon 11 faubourg de l’Arche, 92037 Paris la Défense

Appointed on June 14, 2001 for a period of six fiscal years, such appointment to expire at the close of the Ordinary General Meeting that will approve the financial statements for the fiscal year that will end on December 31, 2006.
1.4	MISCELLANEOUS INFORMATION
On July 27, 2005, Publicis Groupe published a press release announcing its financial results for the first half of 2005 and it published on September 21, 2005 in the Bulletin des Annonces Légales Obligatoires, its consolidated financial statements as of June 30, 2005.
1.5	INFORMATION POLICY
All information relating to the document de référence and this update can be obtained from:
Jean-Michel Etienne, Chief Financial Officer
133 avenue des Champs-Elysées — 75008 Paris
(Phone: 01 44 43 72 30 — Fax: 01 44 43 75 60 — e-mail: jean-michel.etienne@publicis.com)
Pierre Bénaich, Director of Investor Relations
133 avenue des Champs-Elysées — 75008 Paris
(Phone: 01 44 43 65 00 — Fax: 01 44 43 75 51 — e-mail: pierre.benaich@publicis.com)
The documents relating to Publicis Groupe which are publicly available (the by-laws of the issuer and its subsidiaries, the reports, correspondence and other documents, historic financial information of the issuer and its subsidiaries for each of the two years prior to the publication of the note d’opération and the update of the document de référence) may be consulted at the company’s headquarters: 133 avenue des Champs-Elysées, 75008 Paris.

II. SUPPLEMENTS TO THE DOCUMENT DE REFERENCE
The information provided in this document updates and supplements the 2004 document de référence of the Company filed with the Autorité des marchés financiers on April 13, 2005 in accordance with the General Regulations of the AMF and conform to the requirements of European Regulation n° 809/2004 of April 29, 2004 implementing Directive 2003/71/EC of the European Parliament and the Council of November 4, 2003, referred to as “Prospectus Directive”.
2.1 SUPPLEMENTAL INFORMATION REQUIRED BY EUROPEAN REGULATION N° 809/2004 IMPLEMENTING DIRECTIVE 2003/71/CE
The numbering of paragraphs below corresponds to that of Annex I to European Regulation n° 809/2004.
3. Selected financial information
In accordance with CE Regulation n° 1606/2002 of the European Parliament and the Council of July 19, 2002 and in accordance with CE Regulation n°1725/2003 of the European Commission of September 29, 2003, Publicis Groupe establishes its consolidated financial statements for 2005 in accordance with International Financial Reporting Standards (IFRS), as published by the International Accounting Standards Board (IASB) adopted by the European Union.
Key figures for Publicis Groupe are highlighted below.

In Millions of Euros		At 30 June		At December 31

	2005		2004	% Change	2004

Revenue	1,932		1,847	+ 4.6%	3,832
Operational results prior to amortization	342		317	+ 7.9%	699
As a % of revenue	17.7%		17.2%		18.2%
Operational results prior to amortization of intangible assets and devaluation	288		258	+ 11.6%	580
As a % of revenue	14.9%		14%		15.1%
Financial results	(45)		(82)		(114)
Net results, Group share	130		87	+ 49%	278
5. Issuer information
5.1.5 Important developments in the business activities of the issuer
The Group booked an exceptional number of new accounts in the first half of the year. These totaled USD 6.1 billion (€4.8 billion)5, benefiting from a one-third increase in advertising and SAMS activities, and a two-thirds increase in media buying and consulting. Highlights included, in particular, winning the account for General Motors (US), the largest media account ever put up for bidding, representing a total of USD 3.2 billion annually according to trade press estimates; as well as the accounts of Rogers Communications, one of Canada’s top five advertisers and the Telefonica/Movistar account for Spain and Latin America. After its record first half for 2005, Publicis Groupe followed this trajectory in the third quarter of 2005.

[5]	This amount equals the net amount by which new accounts gained exceeds accounts lost. These data are calculated on the basis of the estimated amounts for annual media publicity investments for the relevant brands, as reported in industry publications.

New accounts booked by group agencies in the quarter totaled a net USD 2.1 billion (€1.7 billion) setting the net total for first nine months at USD 8.2 billion, compared with US$2.6 billion net in the same period of 2004. Accounts booked in the third quarter included L’Oréal CPD (media — Greater Europe), Richemont (media — Europe and US), Wellpoint (advertising — US), and Fidelity Investment (advertising — Asia), and more recently Gillette (media — worldwide) in October.
In its press release of December 14, 2005, Publicis Groupe indicated on the one hand that the net performance of New Business would near 10 billion dollars in 2005, allowing the Group to stay at the top of the global rankings (Lehman Brothers and Bear Stearns rankings) for the full year, and on the other hand that forecasts for 2006 remained positive in large part due to the potential of the New Business.
New business acquired in the first half of 2005
Publicis: Marie-France Bodyline (Southeast Asia) — Rogers Communications (Canada) — ZTE Telecommunications (China) — Kyobo Direct Life Insurance and Daewoo Electronics Klasse Appliances (South Korea) — Direct Seguros (Spain) — Echostar DishNetwork (US) — Banque Palatine, CEDAL, Voyages-sncf.com and sncf.com (France) — Sansui and ICICI Bank (India) — ILLVA Saronno/Arctic Vodka, Parmalat corporate, San Pellegrino Nestlé Waters/Acqua Panna and Wind/Infostrada (Italy) — Jacob’s Biscuits, Nobel Biocare and Visit London (UK) — Taishin Bank (Taiwan).
Leo Burnett: Commerce Asset (Asia Pacific) — Australian Pharmaceutical Industries (extension of existing account — Australia) — DOW and Siemens (China) — Sovereign (South Korea) — ConAgra/Egg Beaters and Reddi-Whip, Turner Classic Movies, Western Union and Whirlpool Promotions (US) — National Gas Authority and Dishnet Wireless (India) — Corona World Cup 2006 (Mexico) — Fairy Dishes for Whishes and Nickelodeon (UK) — UNI Drinks (Taiwan).
Saatchi & Saatchi: Royal & Sun Alliance (Argentina) — Unibanco (Brazil) — Ebay, Meng Nui Diary and Zuhai Ocean Spring Resort (China) — Mall of Emirates (UAE) — Ameriprise, General Mills (ext.), Bel Group/La Vache qui Rit and Babybel (USA) — Piaget, Casino and Universal Mobile (France) — Coccinelle (Italy) — Cerebos (Singapore) — Monster.se (Sweden) — Swiss Office for Accident Prevention — Hua Nan Bank (Taiwan) — Dr. Martens (UK).
Other networks and agencies:
Fallon: KitchenAid Home Appliances and Sony (US) — Bacardi/Martini and Leffe (UK)
Kaplan Thaler Group (US): Marshalls, Revlon, Church & Dwight/Trojan Condoms and Revlon/Mitchem
MS&L: Arby’s (ext.), EDS and The Coca-Cola Company (ext) (US) — Philips (ext. — Germany)
Publicis Consultants: Marionnaud and Turin 2006.
Starcom MediaVest Group (media consultancy and buying):
LG (Europe) — Bally Total Fitness, EarthLink, General Motors, Mattel and Simmons (US) — Sunny Delight (France) — OTE Pyrinas (Greece) — Banca Carige and Unipol (Italy) — British Telecom (radio), COI/radio planning, Outdoor Group and Whitbread (UK) — Singapore Tourism Board.
ZenithOptimedia (media consultancy and buying):
Ministry of Defence (Spain) — JP Morgan Chase, EchoStar and L’Oréal/Maybelline (US) — Wagner Pizza (Germany) — Beluga Cellphones (China) — Neuf Telecom and Segafredo

Zanetti (France) — Q8 Kuwait Petroleum (Italy) — BT Online, Campbells, HSE (Healthy and Safety Executive), Staples & Office World and Tiscali (UK).
Specialized agencies and marketing services (SAMS):
Arc Worldwide: Miller Brewing Co., Sprint and Whirlpool Domestic Appliances (US).
Publicis Healthcare Communications Group: Shering-Plough (worldwide) — Amgen/Aranesp, AstraZeneca/Crestor and Nexium, Essilor/Crizal Alize (ext.) and Zomig (US) — Novo Nordisk/Novorapid and NPS/Preos (UK).
Major accounts lost during the six-month period were Schering-Plough+GsK/Levitra (US) in advertising and COI (Central Office of Information — UK) in media.
New Business for the third quarter of 2005
Publicis: Fidelity (Asia) — Playtex/Wonderbra (Europe) — Buena Vista International (Germany) — Petronas Oil (China) — Bohae Breweries (Korea) — Coca-Cola/Vault, MTV, Wellpoint and TUMI (US) — Jardiland (France).
Leo Burnett: Energy Australia and 7-Eleven (Australia) — Inbev and Office of the Deputy Prime Minister (UK).
Saatchi & Saatchi: Bacardi/Dewar’s (global) — United Overseas Bank (Malaysia, Thailand, Singapore) — P&G/Millstone Coffee and Novartis/Excedrin + Buckley’s (US) — Société Générale (France) — Standard Life (UK) — Krung Thai Bank (Thailand).
Other networks and agencies:
Fallon: Vanguard (US)
Kaplan Thaler Group: Outback Steakhouse (US)
MS&L: Sanofi-Synthélabo/Taxotere (extension — US)
Publicis Consultants: Los Angeles Turf Club (US) — Nestlé France corporate, Dexia corporate and Védior Bis (France)
Starcom MediaVest Group (media consultancy and buying): AstraZeneca (ext. — US) — CNAMTS and Honda (France) — United Biscuits/Jacob’s Bakery and James Villas (UK).
Zenith Optimedia (media consultancy and buying):
Richemont (Europe + US) — L’Oréal CPD (Greater Europe) — KTF Telecom (Korea) — Central Lechera Asturiana (Spain) — Kaleidoscope (UK)
Specialized agencies and marketing services (SAMS):
Arc Worldwide: Chevrolet (Netherlands) — Network Solutions (US)
Publicis Healthcare Communications Group: Bayer/Traylol+Levitra (Canada — AstraZeneca/Seroquel and other projects (US).
Major accounts lost during the quarter were BMW, Dyson and Morgan Stanley in US advertising. No major account was lost in media buying or consulting.
Publicis Groupe also announced in April 2005 the formation of the Publicis Relations and Corporate Communications Group (PRCC), regrouping the activities of the Group in this area in 25 countries with 1,300 employees, principally under the names of Manning, Selvage & Lee, Publicis Consultants and henceforth Freud Communications. PRCC is not a new company, nor a merger of agencies, but rather an internal organization within the group designed to enhance our service to our clients following the model of success with PGM (Publicis Groupe Media). PRCC is part of Publicis Groupe’s SAMS (Specialized Agencies and Marketing Services) and includes a broad scope of public relations and corporate communications expertise, including corporate branding, institutional communication, crisis and issues management, public affairs, financial communication and investor relations, workplace communications, media relations, consumer marketing and entertainment marketing.
Maurice Lévy, President of the Management Board of Publicis Groupe, announced on October 26, 2005 that Jack Klues, 50, was named chairman of Publicis Groupe Media (PGM), a Management Board formed in September 2004 to oversee and develop the Group’s powerful media networks, which was created and constituted a major strategic event in 2004. At the same time, M. Lévy announced that Renetta McCann, 47, currently Chief Executive Officer of Starcom MediaVest Group (SMG)/The Americas, will take over from Jack Klues as CEO of SMG.
Additionally, on September 20, 2005 Publicis Groupe, through PRCC, has finalized the acquisition of a 50.01% stake in Freud Communications, the leading independent British consumer public relations firm. Matthew Freud, the founder and Chairman of Freud Communications, joined the executive committee of PRCC. This acquisition reinforces Publicis Groupe’s presence in the dynamic UK advertising and communications market. Freud Communications was Britain’s largest independent consumer public relations firm. Its core business is consumer public relations for brands such as Nike, KitKat, Tropicana, Walkers, Nescafé, Jack Daniel’s and AOL. In recent years the company has also seen dynamic growth in its Corporate, Film, Entertainment and International divisions, with clients including Sony Pictures Entertainment, Nestlé, Time Warner, Pepsico and the London Development Agency.
Following its announcement of May 16, 2005 and conforming to information presented to and consultations with employee work councils, Media & Régies Europe (“MRE”) and Métrobus, Publicis Groupe subsidiaries, and JC Decaux SA, longstanding partners in outdoor advertising, announced on June 28, 2005 that they had finalized an important agreement on the reorganization of some of their equity holdings.
In France, the agreement consists of the following elements:
—	The sale to JCDecaux, finalized on September 15, 2005, of the 50% interest that MRE holds in SOPACT (Société de Publicité des Abribus et Cabines Téléphoniques), the company managing the advertising contract for bus shelters in Paris; and

—	The acquisition by JCDecaux finalized on October 18, 2005 of a 33% interest in Métrobus Publicité, the company managing advertising space in the metro, the RER suburban rail system and buses for RATP, the Paris suburban transport authority, as well as advertising space in the Marseilles metro, and bus networks in some 60 other French towns. This will bolster the strength of Métrobus in its core transport advertising business (excluding airports), where its expertise is widely recognized. Parallel to this transaction, the Métrobus business belonging to Publicis Groupe and managed by Métrobus Publicité was contributed to the latter on September 21, 2005.
In the Netherlands, the agreement consists of the following element:
—	The sale to JCDecaux of the 50% that MRE holds in JCDecaux Neerland BV and VKM. These companies manage urban furniture contracts for main

Dutch cities. The sale of MRE’s shares in JCDecaux Neerland BV and VKM was finalized on September 15, 2005.
Following these transactions, JCDecaux will be the sole owner of SOPACT, JCDecaux Neerland BV and VKM. The three operations together will raise €110 million for Publicis Groupe.
Further, Publicis Groupe indicated in September of 2005 the existence of very preliminary discussions with the British group Aegis Group Plc (“Aegis”), and then in October that no offer would be made at this time. Publicis Groupe believed that it was not in the interests of its shareholders to make an offer for Aegis. Nonetheless, without making any commitment in this regard, Publicis Groupe reserved the possibility that they may pursue such an offer in the future if one of two situations came to pass: if a third party confirmed its intention to make an offer for Aegis, or if an agreement or if the management of Aegis recommended such an action.
Additionally, on November 17, 2005, Publicis Groupe announced the acquisition of a majority shareholding in Eventive Holding (“Eventive”), the leading Austrian events group and a major player on the Swiss and German markets. Eventive, with offices in Vienna, Hamburg, Munich, New York and Beijing, will be integrated into the international network of Publicis Events Worldwide and will soon be renamed Publicis Eventive. This acquisition will enable Publicis Events Worldwide to accelerate its work into the heart of Europe and in Switzerland, where the markets are very active, thanks to Eventive’s long association with the World Economic Forum (WEF) and the annual Davos forum.
Finally, on November 22, 2005, Publicis Groupe announced that it agreed to acquire a 60% stake in Solutions Integrated Marketing Services, the number one marketing services agency in India. The transaction is subject to the approval of the Indian Government’s Foreign Investment Promotion Board. With broad capabilities across Asia, Solutions is the only Indian group offering Fortune 500 companies an integrated expertise in direct, interactive, promotional, event and retail marketing. The acquisition underscores Publicis Groupe’s strategic commitment to the vitally important Indian market, where the dynamic marketing services industry is valued at USD 1 billion annually. Publicis Groupe already maintains a strong presence in India through Leo Burnett, Saatchi & Saatchi, Starcom MediaVest Group, ZenithOptimedia and Publicis Groupe (with Publicis India and Publicis Ambience). Solutions will become a resource to all Publicis Groupe agencies, and in particular to its large global marketing services networks Arc Worldwide, Saatchi & Saatchi X, and Publicis Dialog to deliver world-class marketing services solutions to their respective clients. With India’s point-of-purchase advertising spend growing nearly 30%-40% annually, Solutions’ retail experience is especially valuable.
5.2 Investments
Publicis Groupe made no significant acquisitions in the first half of 2005. Investment totaled a net €35 million, limited primarily to earn-out payments and buyouts of minority interests. Capital expenditure was also well in hand.
The third quarter 2005 and the beginning of the fourth quarter 2005 were marked, in particular, by the following three external growth acquisitions (see paragraph 5.1.5 above — Important developments in the business activities of the issuer):
—	the acquisition, finalized on September 20, 2005, of a majority interest in the British public relation agency Freud Communications and its integration into the PRCC group;

—	the agreement announced on November 17, 2005 pursuant to which Publicis Groupe will acquire a majority interest in Eventive Holding; and

—	the agreement announced on November 22, 2005 pursuant to which Publicis Groupe acquired a 60% majority interest within the Indian agency Solutions Integrated Marketing Services.
Except for the abovementioned external growth transactions, the Group has not, since June 30, 2005, planned any material investments in fixed tangible or intangible assets.
6. Business Profile
6.1 Main Activities
Since the end of fiscal year 2004, Publicis Groupe has not begun any new activities or launched any new products or services beyond securing new contracts in the normal course of business. Publicis Groupe continues to provide its clients with a holistic approach to communications, which eliminates barriers among the various techniques and disciplines and enables Publicis Groupe to consider client relations as a consistent whole.
6.2 Main Markets
Information included in the 2004 document de référence concerning Publicis Groupe’s main activities and the main markets in which Publicis Groupe operates have not been significantly changed by exceptional events since the end of fiscal year 2004.
Publicis Groupe revenue by geographic region as of June 30, 2005 is presented in the notes to the consolidated financial statements (paragraph II.20 — Segment Information).
Revenue by geographic region for the first nine months of 2005 was published in the Bulletin des Annonces Légales Obligatoires of November 7, 2005 and is broken down as follows:

Consolidated revenue statement by geographic region
(in millions of euros)
	09/30/05	09/30/04	% Change

Geographic area
Europe	1,159	1,117	3.8
North America	1,271	1,219	4.3
Asia Pacific	310	277	11.9
Latin America, other	193	166	16.3

Total revenue	2,933	2,779	5.5

Organic growth, which is the computation of income growth at comparable exchange rates and structure, appears at +6.1% for the first nine months of 2005. Moreover, Publicis Groupe wishes to emphasize the fact that the advertising business operates under quarterly variable rhythms of revenues and, as a result, annual data constitute the most useful basis for comparison.
6.3 Exceptional Events
Except for the information contained above in paragraph 5 of this update, there are currently no exceptional circumstances that may have or have recently had a significant impact on the business, results, financial condition or assets of Publicis Groupe.
6.5 Elements upon which Publicis Groupe’s Statements Regarding its Competitive Position are Based
Information relating to the competitive position of Publicis Groupe appears in the 2004 document de référence, filed with the Autorité des marchés financiers on April 13, 2005 under nº D.05-0422 (see paragraph — Issuer’s markets and competitive position). This information remains correct subject to the following additional information.
Publicis Groupe is currently number two in the world among providers of media purchasing and consulting (Recma rating of June 2005), combining the power of the two international brands ZenithOptimedia and Starcom MediaVest.
Publicis Groupe is the leader in the New Business Rankings published by Bear Stearns and Lehman Brothers, worldwide, for the first ten months of the year 2005 (Bear Stearns New Business Ranking and Lehman Media: Ad Agencies — New Business Scorecard classifications). Increases in new accounts are generally a good indicator of future organic growth.
7. Organizational chart
7.2 List of significant affiliates of Publicis Groupe as at November 30, 2005
Information regarding significant affiliates of Publicis Groupe appears in the Company’s 2004 document de référence filed with the Autorité des marchés financiers on April 13, 2005 under nº D.05-0422 (Note 31 to the consolidated financial statements). This information remains correct subject to the following additional information regarding principal divestitures and acquisitions by Publicis Groupe between January 1, 2005 and November 30, 2005.
Acquisitions

Company name	Control %	Country	City
Freud Communications	50.01%	UK	London
Eventive Altenhuber Riha GmbH	70.00%	Austria	Vienna
Eventive Altenhuber Riha GmbH	70.00%	Germany	Hohenkirchen-Siegerbrunn
Divestitures

Company name	Control %		Country	City
	Before	After
	divestiture	divestiture
JC Decaux Netherlands	50.00%	0.00%	Netherlands	Amsterdam
Métrobus	100.00%	67.00%	France	Paris
9. Financial condition and results
Information for the first half of 2005 can be found in the Activity Report of Publicis Groupe, dated June 30, 2005 (paragraph 2.2 — Consolidated Financial Statements as of June 30, 2005; paragraph III — Business Activity for the first half ended June 30, 2005).
During the third quarter of 2005, revenue organically grew at a rate of 6.2%, confirming the objectives of Publicis Groupe. In published figures, revenues increased by 7.4% compared to the third quarter of 2004, primarily because of foreign exchange variations that became favorable for the first time since the first quarter of 2002. For the first three quarters of 2005, organic growth revenues amounted to 6.1%. In published figures, revenues for the first three quarters of 2005 increased 5.5% in comparison to the same period of 2004. North America, Asia and Latin America have carried this organic growth for Publicis Groupe during the third quarter. Europe also contributed, although more modestly. Gains on the markets recorded at the end of 2004 and the beginning of 2005 continued to contribute to this growth, particularly in the area of media buying, health communications and advertising. Publicis Groupe achieved a new record in terms of New Business. In total, USD 2.1 billion of net dollars (€1.7 billion net) were achieved by the different networks of Publicis Groupe companies in the course of the third quarter. Changes in the consolidation perimeter were negligible during this period.
As had been announced in 2003 and confirmed at the time of the first bond issue of the Group last January, over the course of 2005 Publicis Groupe applied for an official rating with Standard & Poor’s and Moody’s, the two leading international rating agencies. On December 14, 2005, Publicis Groupe announced that it had been rated “Investment Grade” by these two rating agencies with, respectively, a BBB+ rating from Standard & Poor’s and a Baa2 rating from Moody’s, in each case with the “stable outlook” designation. This rating should allow Publicis Groupe to improve its financial structure, on account of both improved terms and available opportunities.
9.2.3 Strategy or Governmental, Economic, Budgetary, Monetary or Political Factors having or likely to have a Significant Impact on Operations of Publicis Groupe
For the year 2005, Publicis Groupe neither benefited from exceptional events (Olympic Games, Football European Championship), nor suffered from significant economic uncertainties.
In its December 14, 2005 press release, the Company indicated that the environment in Europe in 2006 could improve slightly due to the occurrence of the Soccer World Cup.
12. Outlook6
In its December 9, 2004 press release, Publicis Groupe presented “details on its objective to increase its operating margin to 17% over the next four years”. Later, in its June 1, 2005 press release, Publicis stated: “Maurice Lévy... reiterated the Groupe’s new target for operating margin, of 17% in 2008.”
The 17% operating margin target is calculated using French standards based on the following hypotheses:
—	revenues in line with market developments,

—	total savings or improvements in operating results in the order of €80 million:
•	54% of which would correspond to improvements in operating margin in certain geographic areas and certain activities;

•	37% of which would correspond to new initiatives in cost management, particularly the pooling of network structure costs in emerging countries, and to savings related to the implementation of a centralized purchasing policy for certain categories of services and equipment and to a better utilization of means of production; and
—	9% of which would correspond to an optimization of administrative costs related to the implementation of Shared Services Centers.
The program as a whole entails reorganization costs of €40 million over the term of the plan and investments of €20 million principally relating to systems. The implementation of this plan began during the 2005 fiscal year.

[6]	The outlook discussed in this paragraph does not constitute forecasts or profit estimates for the purposes of European Regulation no 809/2004 of April 29, 2004 adopted pursuant to Directive 2003/71/CE of the European Parliament and the Council of November 4, 2003.

On December 14, 2005, the 17% operating margin target for 2008, calculated using French standards, was revised in order to take into account IFRS standards. The operating margin target is now 16.7%.
On December 14, 2005, Publicis Groupe also revised its financial ratio targets in order to take into account the implementation of IFRS standards. The targets that these ratios should reach are as follows:
Average net debt to Operating income before depreciation: below 1.5
Net debt7 to Shareholders’ equity: below 0.5
Interest coverage ratio (Financial charges to Operating income before depreciation): over 7.
These ratios will guide the external growth policy, the dividend policy, and the balance sheet simplification program which remains an objective of the Group.
13. Forecasts8 of organic growth and operating margin for 2005
Publicis Groupe’s outlook for the year 2005 appearing in its 2004 document de référence, filed with the Autorité des marchés financiers on April 13, 2005 under nº D. 05-0422 (see paragraph — 2005 Outlook), remain valid to date. They are also presented in “Business activity for the first half ended June 20, 2005” (see paragraph 2.2 of this update).
In its July 27, 2005 and November 2, 2005 press releases, Publicis Groupe indicated an organic growth target of 6% in 2005, with an operating margin on the increase relative to 2004. In its December 14, 2004 press release, the Company confirmed these indications.
Concerning organic growth, the confirmation of this target rests on the organic growth data as of November 30, 2005 resulting from the Group’s internal reporting (unaudited). These data were in line with the indicated growth rate for the full year.
On this basis, Publicis Groupe confirms the announced target of 6% for the entire year.
Nevertheless, Publicis Groupe wishes to emphasize that the effective realization of this target depends on the level of activity in the month of December, with respect to which it is impossible today to give any forecast whatsoever.
The confirmation of an operating margin target in 2005 at least equal to that of 2004, which reached 15.1% (under IFRS), is based on the same data and subject to the same uncertainty with respect to the level of activity in the month of December.
14. Corporate Governance Bodies.
14.1 Members of the Management Board and the Supervisory Board
To the Company’s knowledge, over the course of the past five years: (i) no member of the Management Board or Supervisory Board of Publicis Groupe has been convicted of fraud; (ii) no member of the Management Board or Supervisory Board has been associated with a bankruptcy, receivership or liquidation; and (iii) no public incrimination and/or sanction has been entered against such persons by statutory or regulatory authorities or by any professional bodies.

[7]	Net debt is equal to the total short-term and long-term financial debt, earn-outs and minority-interest repurchase agreements minus liquid assets and investment securities.

[8]	In accordance with European Regulation no 809/2004 of April 29, 2004 adopted pursuant to Directive 2003/71/CE of the European Parliament and the Council of November 4, 2003, these forecasts are the subject of an auditors’ report included in this update in paragraph 2.4.

Further, to the Company’s knowledge, over the course of the past five years, no member of the Management Board or Supervisory Board of Publicis Groupe has been disqualified by a court from acting as a member of administrative, management or supervisory bodies of an issuer, or from acting in the management or conduct of the affairs of any issuer.
The information about the members of the Management Board and the Supervisory Board of Publicis Groupe that appears in Publicis Groupe’s 2004 document de référence filed with the French Autorité des marchés financiers on April 13, 2005 (Nº D.05-0422) remains correct, subject to the updates set forth below.
Members of the Management Board

Maurice Lévy:	President
First appointed: November 27, 1987
Expiration of term: December 31, 2007
Maurice Lévy joined the Company in 1971 as the manager of the Company’s data processing and information technology systems. He was appointed General Secretary of Publicis Conseil in 1973, Managing Director in 1976 and Chairman and Chief Executive Officer in 1981. He became Vice Chairman of Publicis Groupe in 1986 and Chairman of the Management Board in 1988.
External appointments over the past 5 years:
President, Palais de Tokyo (contemporary art center) (law of 1901 association).
Family relationships with other members of the Management Board or Supervisory Board:
None

Bertrand Siguier:	Management Board Member
First appointed: June 17, 1999
Expiration of term: December 31, 2007
Bertrand Giguier was a financial analyst with de Neuflize Schlumberger & Mallet bank from 1967 to 1969. He joined Publicis Groupe’s client account management department in 1969. Throughout his tenure with Publicis Groupe, Mr. Siguier has been involved in managing some of the company’s most important client accounts. He served as Deputy Manager and International Coordinator of Publicis Intermarco Farner from 1974 to 1979, when he became Deputy Managing Director of the Company’s agency in London. He joined the board of directors of Publicis Conseil in 1982, serving there until his appointment as Vice President of Publicis Communications in 1988. He has been a member of the Management Board since 1999.
External appointments over the past 5 years:
Director of Gantois S.A., HM Editions and Gaumont.
Family relationships with other members of the Management Board or Supervisory Board:
None

Kevin Roberts:	Management Board Member
First appointed: September 14, 2000
Expiration of term: December 31, 2007

Kevin Roberts joined Cordant Plc as a Director in 1997. In 1999, he became Chief Executive Officer of Saatchi & Saatchi. Mr. Roberts had previously been a Group Marketing Manager for Procter & Gamble, which he left in 1982 to become the regional President of Pepsi-Cola for the Middle East. In 1987, he was appointed President of Pepsi-Cola Canada. He became Chief Operating Officer and Director of Lion Nathan Limited in 1999.
External appointments over the past 5 years:
Director of Lion Nathan Plc. New Zealand Rugby Football Union, North Harbour Rugby Football Union and ThomsonMurray, Inc.
Family relationships with other members of the Management Board or Supervisory Board:
None

Jack Klues:	Management Board Member
First appointed: December 7, 2004
(taking effect on January 1, 2005)
Expiration of term: December 31, 2007
Jack Klues was Chief Executive Officer of Starcom MediaVest Group, until his appointment this year as Chairman of Publicis Groupe Média, of which he was a founder. He began his career in 1977 in the Leo Burnett Media department. He was thereafter appointed to the Board of Directors of Leo Burnett Company before launching Starcom Worldwide in 1998.
External appointments over the past 5 years:
Director of Starlink Services Inc., Relay Inc. and the Off the Street Club.
Family relationships with other members of the Management Board or Supervisory Board:
None

Claudine Bienaimé:	Management Board Member
First appointed: January 1, 2004
Expiration of term: December 31, 2007
Since 1966, Claudine Bienaimé has held a variety of management positions within Publicis Groupe, including General Secretary of Publicis Conseil Groupe and Chairman of Publicis Centre Média. She has been General Secretary of the Company since 2001.
External appointments over the past 5 years:
Director of Gévelot S.A., P.C.M. Pompes SA, Gévelot Extrusion SA, Gurtner SA, Rosclodan SA, and Sopofam SA. Chairman and Chief Executive Officer of Société Immobilière du Boisdormant SA. Directeur Général Délégué of Roseclodan SA and Sopofam SA. Manager of SCI Presbourg Etoile.
Family relationships with other members of the Management Board or Supervisory Board:
None
Members of the Supervisory Board

Elisabeth Badinter:	Chairman — Supervisory Board Member
Nominated President: April 29, 1996
First appointed: November 27, 1987

Expiration of term: June 30, 2006
Elisabeth Badinter is a philosopher, the author of numerous essays and was a lecturer at the Ecole Polytechnique. She joined the company’s Supervisory Board in 1987 and has been its Chairman since 1996.
External appointments over the past 5 years:
None
Family relationships with other members of the Management Board or Supervisory Board:
Elisabeth Badinter is the daughter of the founder of Publicis Groupe, Marcel Bleustein-Blanchet, the wife of Robert Badinter, the mother of Simon Badinter and the aunt of Sophie Dulac.

Sophie Dulac:	Vice President — Supervisory Board Member
Nominated Vice President: June 17, 1999
First appointed: June 25, 1998
Expiration of term: June 30, 2010
After founding and directing a recruiting agency, Sophie Dulac chaired Les Ecrans de Paris, a company operating movie theatres. She also manages Sophie Dulac Productions (a film production company) and Sophie Dulac Distribution (a film distribution company).
External appointments over the past 5 years:
Chairman of the Board of Directors of Les Ecrans de Paris SA. Manager of Sophie Dulac Productions SARL, Sophie Dulac Distribution, and Sophie Dulac Conseil SARL. Vice President of the Board of Directors of CIM de Montmartre SA. President of the Association Paris Tout Court.
Family relationships with other members of the Management Board or Supervisory Board:
Sophie Dulac is the granddaughter of Marcel Bleustein-Blanchet, founder of Publicis Groupe, and the niece of Elisabeth Badinter.

Robert Badinter:	Supervisory Board Member
First appointed: June 14, 1996
Expiration of term: June 30, 2008
Robert Badinter, a lawyer, was among other positions, Minister of Justice, President of the Constitutional Court and a lecturer at the University of Paris I Sorbonne, where he is now a professor emeritus.
External appointments over the past 5 years:
None
Family relationships with other members of the Management Board or Supervisory Board:
Robert Badinter is the husband of Elisabeth Badinter and the father of Simon Badinter.

Michel David-Weill:	Supervisory Board Member
First appointed: June 21, 1990
Expiration of term: June 30, 2008

Michel David-Weill is Chairman of Lazard LLC, Chairman and Chief Executive Officer of Lazard Frères Banque SA, Chairman and Managing Partner of Maison Lazard SAS and Chairman of the Supervisory Board of Eurazeo SA, after having held many other management positions in the Lazard group.
External appointments over the past 5 years:
Chairman of La France Participation and Gestion, Lazard LLC and of Lazard Frères & Co. LLC.
President and Chief Executive Officer of Lazard Frères Banque SA
President of Maison Lazard SAS, Malesherbes SAS, Rue Impériale SA and of Lazard Frères SAS
President of the Supervisory Board of Eurazeo SA
Vice President and Director of Groupe Danone SA
Managing Director of Lazard Brothers & CO. Ltd and Lazard Bank Ltd.
Director of Fonds Partenaires Gestion, IFIL Spa, Euralux, I.T.T. Industries Inc. and of The Donnon Company Inc.
Associé-Gérant of Lazard Frères SAS
Manager of BCNA SNC, Parteman SNC, Parteger SNC
Associé Commandité and Manager of Partena SCS
Liquidateur of Partemiel SNC
Family relationships with other members of the Management Board or Supervisory Board:
None

Henri-Calixte Suaudeau	Supervisory Board Member
First appointed: November 27, 1987
Expiration of term: June 30, 2006
Henri-Calixte Suaudeau is a Director of Publicis Conseil, having previously served in several management positions within Publicis Groupe, including President of the Drugstores activity, and as Director of the real estate division.
Family relationships with other members of the Management Board or Supervisory Board:
None

Monique Bercault	Supervisory Board Member
First appointed: June 25, 1998
Expiration of term: June 30, 2010
Monique Bercault is a technical adviser to the Chairman of the Management Board of Médias & Régies Europe. She has held various positions within the group, including Director of Human Resources for Médias & Régies Europe.
External appointments over the past 5 years:
None
Family relationships with other members of the Management Board or Supervisory Board:
None

Hélène Ploix	Supervisory Board Member
First appointed: June 25, 1998
Expiration of term: June 30, 2010

Hélène Ploix acts as Chairman of Pechel Industries Partenaires, which acts as manager of the investment company Pechel Industries SAS (of which she has been Chairman since 1997) and a manager of FCPR Pechel Industries II. She previously held various management positions for BIMP, Caisse des Dépôts et Consignations and Caisse Autonome de Refinancement, and was also a Counselor to the Prime Minister, as well as a Director of the International Monetary Fund and the World Bank.
External appointments over the past 5 years:
Chairman of Pechel Industries Partenaires SAS, Pechel Industries SAS and of Pechel Services SAS.
Director of Lafarge SA, BNP Paribas SA, Boots Group Plc, Ferring SA and of HRF 6 SA.
Permanent Representative of Pechel Industries, Aquarelle.com SA, Quinette Gallay SA,
CVBG-Dourthe Kressman SA, Xiring SA, CAE International SA, Financière d’Or SA,
Histoire d’Or SA, CoSpirit SA, Panoranet SA, IDM SA, Holding Nelson SAS, Créations
Nelson SA and Homerider Systems SA, SVP Management and Participations SA and of Finaixam CS.
Vice President of CAE International SA.
Manager of Hélène Ploix SARL and Hélène Marie Joseph SARL.
Family relationships with other members of the Management Board or Supervisory Board:
None

Gérard Worms	Supervisory Board Member
First appointed: June 25, 1998
Expiration of term: June 30, 2010
Gérard Worms is Associé Gérant of Rothschild & Cie Banque and of Rothschild & Cie SCS. He previously served as Chairman and Chief Executive Officer of the Compagnie de Suez and of the Banque Indosuez, after serving in various management positions with the Société Générale de Belgique, Rhône Poulenc and the Hachette group.
External appointments over the past 5 years:
Chairman of S.G.I.M. SA.
Director of Editions Atlas SAS and Cofide SA.
Supervisory Board Member of Métropole Télévision SA and Paris-Orléans SA.
Vice President of Ondéo Degrémont SA and SIACI SA.
Family relationships with other members of the Management Board or Supervisory Board:
None

Amaury de Seze:	Supervisory Board Member
First appointed: June 25, 1998
Expiration of term: June 30, 2010
Amaury de Seze is the President of PAI Partners. He has held various management positions with several large companies, in particular, several management positions with the Volvo AB group.
External appointments over the past 5 years:
President of PAI Partners SAS, Financière PAI SAS, Financière PAI Partners SA and of PAI Management.
Supervisory board member of Gras Savoye SCA and GIB SA.

Director of Eiffage SA, Erbé SA, Groupe Bruxelles Lambert SA, Groupe Industriel Marcel Dassault SA, Power Corporation du Canada Holding Ltd., Pargesa Holding SA, UGC SA, Novalis SAS, NOVASAUR SAS, Carrefour SA, GEPECO SA, PAI Europe III General Partner NC, PAI Europe IV General Partner NC, Vivarte SA, NHG SAS, Cobepa SA, Sagal SA, UGC SA, United Biscuits Holding Ltd., Coparex International SA, Paribas Santé SA and Sema SA..
Family relationships with other members of the Management Board or Supervisory Board:
None

Simon Badinter	Supervisory Board Member
First appointment: June 17, 1999
Date of latest appointment: June 1, 2005
Expiration of term: June 30, 2011
Simon Badinter is Chairman of the Management Board of Médias & Régies Europe, which he joined in 1991 and for which he has held several management positions.
External appointments over the past 5 years:
None
Family relationships with other members of the Management Board or Supervisory Board:
Simon Badinter is the son of Elisabeth Badinter and Robert Badinter.

Michel Cicurel	Supervisory Board Member
First appointment: June 17, 1999
Expiration of term: June 30, 2010
Michel Cicurel is Chairman of the Management Board of Compagnie Financière Edmond de Rothschild Banque and of the Compagnie Financière Saint-Honoré. His career previously included positions at the French Treasury Department, the Compagnie Bancaire, and with both the Danone Group and Cerus.
External appointments over the past 5 years:
Chairman of the Management Board of Compagnie Financière Edmond de Rothschild Banque SA and Compagnie Financière Saint-Honoré SA.
Chairman of the Board of Directors de ERS SA, Edmond de Rothschild SGR Spa et de Edmond de Rothschild SIM Spa.
Chairman of Supervisory Board of Edmond de Rothschild Multi Management SAS and Edmond de Rothschild Private Equity Partners SAS.
Director of Banque Privée Edmond de Rothschild SA, Banque de Gestion Edmond de Rothschild Monaco, Edmond de Rothschild Limited, La Compagnie Financière Holding Edmond et Benjamin de Rothschild SA, La Compagnie Benjamin de Rothschild SA, Bouygues Telecom SA, Cdb Web Tech, Cir International, Rexecode (Association), Société Générale SA, Bolloré Investissement SA and Banque Edmond de Rothschild Monaco.
Permanent representative of Compagnie Edmond de Rothschild Asset Management SA, Financière Edmond de Rothschild Banque, Edmond de Rothschild Corporate Finance SA, Assurances et Conseils Saint-Honoré SA, Edmond de Rothschild Financial Services, Cofiloisirs, Mobility Benefits SA, Edmond de Rothschild Multi Management SAS,Assurances Saint-Honoré SA, Edmond de Rothschild Financial Services SA, Equity Vision SA, Assurances et Conseils Saint-Honoré SA, Financières Eurafrique, Sofinergie and Mobility Benefits.

Member of the board of limited partners (conseil des commanditaires) of Rothschild & Compagnie Banque SCS.
Permanent representative of Compagnie Cogifrance SA, Financière Saint-Honoré FCC and Compagnie de Conseils des Assurances Saint-Honoré.
Permanent representative of Financière Francarep and Savoisienne SERF (BFM).
Censeur of Paris-Orléans SA.
Family relationships with other members of the Management Board or Supervisory Board:
None

Robert L. Seelert	Supervisory Board Member
First appointment: August 29, 2000
Expiration of term: June 30, 2006
Robert Seelert is Chairman of Saatchi & Saatchi. From 1966 to 1989, he held various positions at General Foods Corporation, where he served as President and Chief Executive Officer from 1986 to 1989 and Chief Executive Officer of the Worldwide Coffee and International Foods subsidiaries. He was President and Chief Executive Officer of Topco Associates Inc. from 1989 to 1991, and then held the same positions with Kayser Roth Corporation from 1991 to 1994. In 1995, he became Chief Executive Officer of Cordiant, then in 1997 Chief Executive Officer, and in 1999, Chairman of Saatchi & Saatchi until its merger with Publicis Groupe.
External appointments over the past 5 years:
Director of the Stride Rite Corporation.
Family relationships with other members of the Management Board or Supervisory Board:
None

Felix George Rohatyn	Supervisory Board Member
First appointment: June 14, 2001
Expiration of term: June 30, 2007
Felix George Rohatyn is Chief Executive Officer of Rohatyn Associates LLC. Prior to serving as U.S. Ambassador to France, he was also a member of the Board of Governors of the New York Stock Exchange and Chairman of the Municipal Assistance Corporation of the City of New York.
External appointments over the past 5 years:
Chairman of Rohatyn Associates LLC
Member of the Supervisory Board of Lagardère Groupe SA.
Director of LVMH Moët Hennessy Louis Vuitton SA, Rothschilds Continuation Holdings AG, French
American Foundation, Suez SA, Fiat Spa and the Comcast Corporation Trustee and Vice Chairman of Carnegie Hall.
Trustee of the Centre for Strategic and International Studies.
Family relationships with other members of the Management Board or Supervisory Board:
None

Yutaka Narita	Supervisory Board Member
First appointment: June 18, 2002
Expiration of term: June 30, 2008

Yutaka Narita has been Principal Advisor and Chairman of Dentsu Inc. since 2004. He joined Dentsu Inc. in 1953 and held several key positions there before joining the Board of Directors in 1981. In 1993, he became the ninth President of Dentsu Inc. and, from 2002 to 2004, served as Chairman and Chief Executive Officer.
External appointments over the past 5 years:
Principal Advisor and Chairman of Dentsu Inc.
Chairman of the Japan Advertising Agencies Association and of Japan Audit Bureau of Circulations.
Executive Director of FM Japan Ltd.
Member of the Founding Board of the Institute for Management Development
Member of the French Chamber of Commerce and Industry in Japan and of the Strategic Council on
Attractiveness of France.
Professor Emeritus of Beijing University.
Family relationships with other members of the Management Board or Supervisory Board:
None

Tateo Mataki	Supervisory Board Member
First appointment: September 9, 2004
Expiration of term: June 30, 2008
Tateo Mataki has been President and Chief Executive Officer of Dentsu Inc. since 2004. He joined Dentsu Inc. in 1962 and held several management positions before joining the Board of Directors in 1995 as Managing Director of the Magazine and Newspaper division, then as Senior Managing Director of Account Services. Appointed Executive Vice President in 1999, he became the tenth President of Dentsu Inc. in 2002.
External appointments over the past 5 years:
President and Chief Executive Officer of Dentsu Inc.

Vice-President of the Japan Marketing Association, the International Advertising Association Japan Chapter and of the Organizing Committee for the IAAF World Championship in Athletics 2007.

President of the Japan Advertising Agencies Association.

Member of the Nippon Academy Award Association and of The Tokyo Chamber of Commerce and Industry.

Senior Corporate Advisor to Iwate Broadcasting Co., Ltd.

Director of Tokyo Broadcasting System Television, Inc., Broadcasting System of Niigata Inc., and of Shinetsu Broadcasting Corporation Ltd.

External Director of Television Nishinippon Corporation.
Family relationships with other members of the Management Board or Supervisory Board: None
14.2	Conflicts of Interest
The Supervisory Board is currently composed of 15 members, listed above (paragraph 14.1 — Members of the Management Board and of the Supervisory Board). The corporate governance rules and independence criteria for the members of the Supervisory Board adopted by the Company are set forth in paragraph 16.4 — Corporate Governance of this update to the document de référence.

Certain members of the Supervisory Board of Publicis Groupe (Michel David-Weill, Felix Rohatyn, Gérard Worms, Michel Cicurel and Hélène Ploix) hold management positions in financial institutions which could have business relationships with the Company. Nevertheless, each such member of the Supervisory Board has been considered to be independent under the Company’s criteria.
Since April 2004, Kevin Roberts, a member of the Management Board of the Company, indirectly holds 22% of the capital of Inspiros Worldwide Limited, a New Zealand company which provides consulting services to companies in the Group (billings of US$300,636 for 2004 and the first six months of 2005). Kevin Roberts has donated dividends paid by this company to a charitable organization.
In addition, the two principal shareholders of Publicis Groupe, Elisabeth Badinter and Dentsu Inc. (hereinafter “Dentsu”), which held 10.19% and 8.98% of the capital and 17.15% and 14.99% of the voting rights of the Company, respectively, as at October 31, 2005, are each also members of the Supervisory Board (Dentsu being represented by Messrs. Narita and Mataki). Two Memoranda of Understanding were signed on May 7, 2002, one between Dentsu and Publicis Groupe, and one between Dentsu and Elisabeth Badinter. The second agreement, creating a concert between the parties, was granted an exemption from the requirement to file a mandatory tender offer for the shares of Publicis Groupe, by the French Conseil des Marchés Financiers on May 22, 2002. The principal terms of these Memoranda of Understanding are described in the Company’s 2004 document de référence, filed with the French Autorité des marchés financiers on April 13, 2005 (nº D. 05-0422) (See paragraph —Shareholder Agreements). Two current members of Publicis Groupe’s Supervisory Board have been appointed pursuant to the Shareholders’ Agreement between Dentsu and Publicis Groupe (Messrs. Narita and Mataki).
Except for the matters indicated above, to the best of the Company’s knowledge, no conflict exists between the interests of the members of the Supervisory Board or the Management Board of the Company and their duties to the Company, nor has any other arrangement or agreement been entered into among the Company’s principal shareholders, clients, suppliers or any other person, by virtue of which any member of the Supervisory Board or Management Board has been selected as a member of such board, or as an executive of the Company.
15. Management Compensation and Benefits
15.1 Compensation and benefits provided to members of the Management Board and the Supervisory Board
The compensation paid to the members of the Management Board and the Supervisory Board, and the criteria upon which the compensation is based, are specified in Publicis Groupe’s 2004 document de référence, filed with the French Autorité des marchés financiers on April 13, 2005 (nº D. 05-0422). The same principal criteria were used to determine the variable compensation rates paid in 2005 with respect to the 2004 fiscal year. In addition, the salary for Jack Klues (who was appointed to replace Roger Haupt) and for Claudine Bienaimé (who was appointed to replace Bruno Desbarats) will be based upon the following:
Jack Klues: increases in the operational results of the Starcom Media Vest Group, in relation to the budget;
Claudine Bienaimé: the achievement of qualitative objectives in her role as Secretary General of the Group.

Options to subscribe for or purchase shares granted to members of the Management Board and options exercised by such members between January 1 and November 15, 2005.

	Number of options	Type of	Price	Last	Plan
	allocated/subscribed or	options	(in euros)	Exercise
	purchased	(*)		Date
Options granted between January 1 and November 15, 2005
Maurice Lévy	/
Kevin Roberts	/
Bertrand Siguier	/
Jack Klues	/
Claudine Bienaimé	/
Options exercised between January 1 and November 15, 2005
Maurice Lévy	/
Kevin Roberts	/
Bertrand Siguier	18,690	S	7.09 (average)	2007/2008	7th and 8th tranches
Jack Klues	/
Claudine Bienaimé	/

(*):	P=purchase; S=subscription.
The total number of options granted to members of the management board not yet exercised at November 15, 1005 is 1,983,000 (of which 796,000 were conditional options), with an average price of €25.66.
The operational duties of Kevin Roberts, Jack Klues and Robert L. Seelert result from contracts entered into with the relevant subsidiaries. The main terms of such contracts are as follows:
— The contract with Kevin Roberts, effective as of January 1, 2005, (as well as another related contract entered into with a consulting firm held by Mr. Roberts) provides that in the event the contract is terminated before its normal term and in certain circumstances, the company, under certain conditions, could have to pay him a sum equal to the total of: (i) 120% of his annual fixed salary, (ii) the annual costs of various benefits to which he is entitled and (iii) the maximum annual amount of the bonus to which he may be entitled. Moreover, at the end of the contract and under certain conditions, Mr. Roberts would be owed a deferred bonus calculated on the basis of USD 200,000 per year of effective collaboration as of January 1, 2005.
Moreover, over the 2005-2009 period, in lieu of additional retirement contracts provided for at the time of the acquisition of Saatchi & Saatchi, Mr. Roberts is entitled to a cash annuity over the 2005-2009 period for a maximum total amount of USD 6,133,000. Of this total, USD 3,825,000 is directly conditional upon his remaining with the Group from October 2005 through December 2008, and such amount would be reduced pro rata temporis in the event Mr. Roberts left the Group before the end of this period.
— The contract entered into with Jack Klues effective as of July 1, 2004 provides that should the contract be terminated in certain circumstances, the company may have to pay him a sum equal to his annual total compensation (fixed salary + base bonus).

— The contract entered into with Robert L. Seelert provides that upon termination of his duties as President of Saatchi & Saatchi North America, he would be entitled to an amount calculated on the basis of 6.25% of the compensation paid to him since September 2002.
As part of the determination of the terms of compensation of Mr. Lévy starting in 2003, the Supervisory Board has decided that Mr. Lévy will be entitled to deferred conditional compensation upon termination of his position as President of the Company’s Management Board and as consideration for an undertaking to remain with the Company for at least seven and a half years and a three-year non-competition undertaking. The deferred conditional compensation will be equal to the total cumulative amount of the variable compensation (or bonus) that he will have acquired for each year starting January 1, 2003.
16. Operation of management and administrative bodies
16.2 Employment contracts binding the members of the Management Board and the Supervisory Board and the Company and/or its subsidiaries
Other than as set forth above (See paragraph 15.1 — Compensation and benefits provided to members of the Management Board and the Supervisory Board), to the best of the Company’s knowledge, there are no contracts binding the members of the Management Board or the Supervisory Board to the Company or to any of its subsidiaries that provide for the grant of any benefits.
16.4 Corporate governance
The Supervisory Board is currently composed of 15 members, whose names are listed above (See paragraph 14.1 — Members of the Management Board and the Supervisory Board). It is chaired by Elisabeth Badinter, and meets when necessary, at least once every three months, to review the quarterly report presented by the Management Board of Publicis Groupe. According to the Company’s by-laws, each member of the Supervisory Board must hold 200 shares of the Company. Attendance fees are allocated in accordance with each member’s attendance at Board meetings.
To ensure transparency and public disclosure, Publicis Groupe has taken into consideration the corporate governance improvement recommendations of the working group presided over by Daniel Bouton (a French blue-ribbon panel which provided recommendations for corporate governance best practices), which were announced to the public on September 23, 2002. These principles have been a source of inspiration for the internal regulations of the Supervisory Board, which were adopted on March 29, 2005. In addition, the U.S. Sarbanes-Oxley Act, promulgated in 2002, will also apply to Publicis Groupe from 2006 as a foreign issuer with shares registered with the U.S. Securities and Exchange Commission.
The Board’s internal regulations follow those independence criteria that had been defined at the March 9, 2004 meeting of the Supervisory Board. Given that the management and supervisory functions of the Company are split between two different boards, and the Company’s capital structure, the Supervisory Board determined that the independence of its members should be determined on the basis of the following criteria:
—	a member may not be an employee of the Group, a director of a subsidiary or a close relative of a director;

—	a member may not have significant business relations with the Company, either as a client or as a supplier; and

—	a member may not have family ties or business relations with the Company’s auditors.
The Board also reviewed the situation of the shareholders or their representatives holding more than 10% of the capital of the Company.

On the basis of the foregoing, more than one third of the members of the Supervisory Board (Hélène Ploix, Michel David-Weill, Felix Rohatyn, Michel Cicurel, Amaury de Sèze and Gérard Worms) have been considered independent.
17. Employees
17.2 Stock Options
The table below shows the history of options granted during the past ten years.

																				Relating to the	Relating to the
	1996*	1997*	1998*	1998*	2000	2001	2001		2002	2002	2002	2003	2003		2004	2004		2005		Nelson plans(3)	Saatchi plans(4)

Date of authorization by the shareholders’ meeting	Publicis Communication Shareholders’ meeting of 12/16/1994				Shareholders’ meeting of 08/29/2000																08/09/00 (5)

Date of the Board of Directors or Supervisory Board	04/26/96	03/20/97	03/11/98	11/04/98	09/07/00	04/23/01	11/26/01		01/18/02	06/10/02	07/08/02	08/28/03	08/28/03		9/28/04	9/28/04		5/24/05		(3)
Total number of stock subscription	9,696	9,615	6,600	33,150	100,000	380,000	2,943,135	(1)	104,600	5,000	220,000	517,067	9,498,000	(1)	11,000	1,959,086	(1)	935,192		699,367 (3)	4,253,507
options (S) or stock purchase options (P) granted	S	S	S	S	P	P	P		P	P	P	P	P		P	P		P		P
— of which directors	—	2,019	—	21,850	100,000	220,000	278,057	(1)	15,000	—	220,000	415,000	—		—	575,000	(1)	—		—
— of which the top ten employees	7,602	7,116	6,600	5,300	—	712,705 (1)			75,100		—	970,000 (1)			442,580 (1)			210,000	(1)	—
					3/1 9/7/01								(2)			(2)		(2)		(3)	(5)
Initial option exercise date	4/26/00	3/20/01	3/11/02	11/4/03	3/1 9/7/02	4/23/05	11/26/05		1/18/06	6/10/06	7/8/06	8/28/07	50% 2006		9/28/08	50% 2006		50% 2006			09/08/00
					3/1 9/7/03								50% 2007			50% 2007		50% 2007
Expiration date	4/25/06	3/19/07	3/10/08	11/3/08	9/6/10	4/22/11	11/25/11		1/17/12	6/9/12	7/7/12	8/27/13	8/27/13		9/27/14	9/27/14		5/23/15		2008 2009	04/20/06
Subscription price or stock purchase price in FF/€	322 FF	369 FF	568 FF	672 FF
	€49.10	€56.30	€86.60	€102.44	€43.55	€33.18	€29.79		€29.79	€32.43	€29.79	€24.82	€24.82		€24.82	€24.82		€24.76		(3)
Subscription price or purchase price in € on 11/15/05	4.91	5.63	8.66	10.24	43.55	33.18	29.79		29.79	32.43	29.79	24.82	24.82		24.82	24.82		24.76		(3)
Total number of stock subscription options or stock purchase options granted as adjusted on 11/15/05	96,960	96,150	66,000	331,500	100,000	380,000	2,943,135	(1)	104,600	5,000	220,000	517,067	9,498,000	(1)	11,000	1,959,086	(1)	935,192	(1)	(3)
Number of shares subscribed for or purchased on 11/15/05	69,540	60,850	21,000	43,000	—	—	—		—	—	—	—	—		—	—		—		348,389	4,218,415
Number of stock subscription options cancelled on 11/15/05	—	—	—	—	—	—	2,943,135		—	—	—	—	2,173,700		—	92,500		22,517		307,658	35,090
Number of stock subscription options or stock purchase options remaining on 11/15/05	27,420	35,300 (6)	45,000	288,500	100,000	380,000	—		104,600	5,000	220,000	517,067	7,324,300		11,000	1,866,586		912,675		43,320	0

*	The 1996 and 1998 plans are originally Publicis Communication plans, which became Publicis Groupe following the merger of Publicis Communication with Publicis Groupe on December 11, 1998. The number following the initial conversion was increased tenfold following the division of Publicis Groupe shares by ten in 2000.

(1)	Conditional options whose exercise is tied to the realization of goals included in the 3-year plan. The goals of the plan dated 11/26/01 were not achieved and all of the plan’s options were cancelled.

(2)	The exercise period will begin in 2006, when the extent to which goals, and as a result the number of exercisable options will have been determined. Half of the total number of exercisable options may be exercised from this date, while the other half is exercisable one year later.

(3)	Nelson Communication stock subscription option plans (principally 1998 and 1999). These options were transformed into Publicis Groupe call options (at a price per share of $24.40 for the 1998 and 1998 plans) at the time of the acquisition of Nelson Communication in November 2000. At the end of December 2000 the number of options remaining to be exercised was 699,367.

(4)	The options granted under the Saatchi & Saatchi stock option plans existing at the time of the Publicis Groupe exchange offer for the shares of Saatchi & Saatchi in 2000, gave rise to the conversion of Saatchi & Saatchi shares, which were received at the time of the exercise of these options into Publicis Groupe shares at the ratio provided for the exchange of shares at the time of the acquisition, i.e. 18,252 Publicis Groupe shares for 100 Saatchi & Saatchi shares.

(5)	The date of the general shareholders’ meeting of Publicis Groupe, at which the acquisition of Saatchi & Saatchi was approved.

(6)	After a technical correction on 12/31/00 of the amount remaining to be exercised.

The total number of subscription options and options to purchase existing shares of Publicis Groupe which were, either granted and/or exercised during the first half of 2005, as well as the number of subscription options and options to purchase existing shares of Publicis Groupe which had not yet been exercised as of June 30, 2005 appear in the notes to the Company’s semi-annual financial statements (see paragraph 2.2 of this update — Consolidated financial statements as of June 30, 2005.)
The total number of subscription options and options to purchase existing shares of Publicis Groupe granted to the top ten employees that are not members of the Management Board and the options exercised by them between January 1, 2005 and November 15, 2005 are as follows:

	Number of	Weighted	Plan
	options granted,	average
	subscribed for or	exercise
	bought	price (€)

Options granted between January 1, 2005 and November 15, 2005 by the issuer and all the companies included in the scope of the stock option allocation perimeter to the ten employees of the issuer or such companies that received the greatest number of options (on a global basis)	210,000	24.76	Twentieth tranche(1)

Options, held with respect to the issuer or such companies mentioned above, that were exercised between January 1, 2005 and November 15, 2005 by the ten employees of the issuer and such companies mentioned above that subscribed or purchased the greatest number of shares (on a global basis)	86,928 (2)	16.96	Fifth tranche Eighth tranche Ninth tranche and the former Nelson plan

(1)	Options whose exercise is subject to achieving certain objectives of a three-year plan.

(2)	Eight holders have exercised their options during the relevant period.
The total number of options granted to the ten above-mentioned employees which remain to be exercised as of November 15, 2005 was 364,500 options at an average exercise price of €24.79. All these options are conditional.
The following table shows ownership of Publicis Groupe by members of the Management Board and the Supervisory Board in terms of shares and voting rights, as well as the number of shares that may be acquired following the exercise of subscription options and options to purchase existing shares as of November 15, 2005.

			Number of	Number of shares
			shares that can	that can be
			be acquired	acquired following
			following the	the exercise of		Weighted
		Number of Publicis	exercise of	options to	Of which	average
	Number of Publicis	Groupe voting	subscription	purchase existing	conditional	price
Corporate Position	Groupe shares	rights	options	shares	options	(in euro)

Management board members
Maurice Lévy	4,465,728	10,931,456	195,500	1,120,000	300,000	24.755
Claudine Bienaimé	62,815	125,630	15,500	61,000	51,000	22.40
Jack Klues	—	—		170,000	170,000	24.82
Kevin Roberts	44,000	88,000		200,000	200,000	24.82
Bertrand Siguier	105,000	210,000	6,000	115,000	75,000	25.40
Supervisory board members
Elisabeth Badinter	6,799,320	13,598,640
Sophie Dulac	2,469,460	4,938,920
Robert Badinter	200	200
Michel David-Weill	1,000	1,000
Henri-Calixte Suaudeau	80,381	160,762
Monique Bercault	840	1,680
Hélène Ploix	8,950	13,850
Gérard Worms	340	680
Amaury-Daniel de Seze	200	400
Simon Badinter	350	700
Michel Cicurel	200	200
Robert L. Seelert	200	200		100,000	—	43.55
Felix G. Rohatyn	1,000	2,000
Yutaka Narita	200	400
Tateo Mataki	200	200

As of October 31, 2005, the members of the Supervisory Board and Management Board therefore held, in addition to the shares held by Elisabeth Badinter and her children, 3.68% of the share capital, including the 2.27% held by Maurice Lévy.
The Company’s Shareholders’ General Meeting held on June 1, 2005, in its twenty-first resolution, authorized the management board, for a period of thirty-eight months, in accordance with Articles L. 225-177 et seq. of the French Commercial Code, to grant to the employees or to the members of the Management Board (or to certain among them), of the Company or of the companies or the economic interest groups that meet the conditions of Articles L. 225-180 of the French Commercial Code (i) options granting the right to subscribe for new shares of the Company to be issued in a share capital increase and/or (ii) options granting the right to purchase existing shares legally acquired by the Company.
The total number of outstanding and unexercised options granted cannot give rise to a right to subscribe to more than 10% of the Company’s share capital. The authorization includes, for the benefit of holders of the subscription options, renunciation of the shareholders’ preferential subscription rights to the shares to be issued as options are exercised. The subscription or purchase price for the shares will be set by the Management Board on the date on which the options will be granted, under the terms and conditions provided by law. The shareholders may exercise the options during a ten-year period starting on the date on which they were granted.
Under the authorization granted by the Shareholders’ General Meeting, the Management Board has the powers necessary to (i) set the dates on which the options are granted; (ii) determine the dates of each grant, set the conditions under which the options will be granted, establish the list of beneficiaries of the options and decide the number of shares to which that each person may subscribe or acquire; (iii) set the conditions under which the options may be exercised, including the exercise periods; and (iv) determine the length of time during which the option holders may exercise their options, as well as the exercise periods.
The June 1, 2005 authorization replaced the authorization granted on August 29, 2000, on the basis of which the Long Term Incentive Plan, in particular, had been implemented. The Management Board has not yet made any use of the June 1, 2005 authorization.
          18. Principal Shareholders
To ensure transparency and public disclosure, Publicis Groupe has taken into consideration the corporate governance improvement recommendations of the working group presided over by Daniel Bouton (a French blue-ribbon panel which provided recommendations for corporate governance best practices), which were announced to the public on September 23, 2002. These principles in particular have guided the Supervisory Board’s internal regulations, which were adopted on March 29, 2005. The composition of the Company’s Supervisory Board and Management Board ensures that the control exercised by Elisabeth Badinter and Dentsu (see paragraph 14.2 — Conflicts of interest) is not likely to be exercised in a manner prejudicial to the Company.
To the Company’s knowledge, with the exception of the previously mentioned paragraph 14.2 — Conflicts of Interest of this update, there is no agreement or undertaking between one or more shareholders which if carried out would cause a change of control at a later date, and no one, other than those mentioned in this section, exercises control over the Company.
Breakdown of the share capital and voting rights of Publicis Groupe as of October 31, 2005.

		Shares held	%	Voting rights	%

A/	Shareholders holding more than 5% of capital:(1)
	Elisabeth Badinter (in registered form)(2)	20,072,339	10.19%	40,144,678	17.147%
	Dentsu Inc (3)	17,698,702	8.98%	35,089,577	14.988%
	SEP Dentsu-Badinter (4)	10,992,174	5.58%	10,992,175	4.695%

B/	Shares held by the Group	13,004,764	6.60%	—	—

C/	Public (registered and bearer)	135,300,281	68.65%	147,893,983	63.170%

	Total	197,068,260	100%	234,120,413	100%

(1)	To the knowledge of the Company there are no other shareholders, which hold directly, indirectly or in concert 5% or more of its share capital or voting rights.

(2)	Elisabeth Badinter and her children have full title to 3.45% of the shares (5.81% of the voting rights) and own a usufruct with respect to 6.74% of the shares (11.34% of the voting rights). These shares are entitled to double voting rights.

(3)	Dentsu’s voting rights are capped by contract at 15%.

(4)	This silent partnership was created in September 2004 in order to implement the 15% limitation on Dentsu’s voting rights.
During the first three quarters of 2005, none of the legal thresholds was crossed.
According to the comprehensive count, which corresponds to the TPI (process for identification of bearer shares), combined with information on registered shares managed by EEF, the approximate number of shareholders at December 31, 2004 was 96,800. The next comprehensive count will be made on December 31, 2005.

As of October 31, 2005, the employees did not have a significant interest in the Company’s share capital.
Trading in its own shares
On June 1, 2005, the Shareholders’ General Meeting authorized the Management Board to proceed with the purchase or sale by the Company of its own shares for the following purposes:

—	the grant of shares to employees or members of the Management Board of the Company or of its Group including in the context of mandatory employee-profit participation schemes, in order to offer options to purchase shares or in the context of a savings plan or the grant of bonus shares as provided for under Articles L. 225-197-1 to 225-197-3 of the French Commercial Code;

—	the delivery of shares, including by way of exchange, in particular to discharge undertakings related to equity related securities, giving access now or in the future to shares, or in the context of external growth transactions;

—	the promotion of a secondary market or liquidity of Publicis Groupe shares through an investment services provider in the name of and for the account of the Company, independent from any Company influence, in the context of a liquidity contract that conforms with an ethics code recognized by the Autorité des marché financiers or to any other applicable provision; and

—	the cancellation of shares so acquired.
The maximum number of shares that can be purchased will not exceed 10% of the number of shares comprising the share capital on the date of the initial implementation of this authorization. As of October 31, 2005, the Company held 13,004,764 shares with a par value of €0.40 each that were acquired pursuant to previous authorizations; the overall ceiling for purchases under this authorization is €219 million.
The maximum purchase price per share is set at €35 and the minimum sale price per share at €18, with the specification that these prices will not apply to a repurchase of shares made to satisfy the exercise of options (or the free allotment of shares to employees), since in that case the selling price or its monetary equivalent is determined in accordance with applicable relevant provisions.
The Shareholders’ General Meeting decided that the Company may continue to carry out its stock repurchase program, even in the event of a tender offer for the Company’s shares, instruments or other securities issued by the Company or a tender offer initiated by the Company, in accordance with applicable law.
This authorization, granted for a period of eighteen months, terminated the authorization previously granted by the Shareholders’ General Meeting on June 8, 2004 with respect to the unused portion and the unexpired period of the previous authorization. This repurchase program was the subject of an information document filed with the AMF on May 11, 2005 under nº 05-373.
In the context of its contract to promote liquidity, during the first half of 2005, the Company acquired 1,081,251 of its own shares, under the authorization granted by the Shareholders’ General Meeting on June 8, 2004 which was the subject of an information document filed with the AMF on May 18, 2004 under visa nº 04-455, at an average price of €23.67 and sold 1,418,251 shares at an average price of €24.09.

In the context of its contract to promote liquidity, between June 1, 2005 and October 31, 2005, the Company acquired 872,393 of its own shares under the authorization granted by the Shareholders’ General Meeting on June 1, 2005, at an average price of €25.79 and sold an identical number of shares at an average price of €26.03.
Under authorizations allowing the Company to repurchase its own shares in amounts up to 10% of its share capital granted by the Shareholders’ General Meetings on June 25, 1998, December 11, 1998, June 22, 2000, August 29, 2000, June 14, 2001, June 18, 2002 (COB visa nº 02-659 on May 5, 2002), on May 15, 2003 (COB visa nº 03-331 on April 28, 2003), on June 8, 2004 (AMF visa nº 04-455 on May 18, 2004) and on June 1, 2005 (AMF visa nº 05-373 on May 11, 2005), on October 31, 2005, Publicis Groupe held 13,004,764 shares (6.6% of Publicis Groupe’s share capital), of which 5,000 are subject to a liquidity contract with Rothschild bank, for a net purchase cost of €26.86 and an average purchase price of €26.21.
The par value of these treasury shares is €5,201,906 and their book value is €322,419,490.
In addition, there are no Company shares held indirectly through subsidiaries. On October 31, 2005, 3,704,865 shares in registered form with the Company (nominatif pur) and 56,691 held in registered form through a financial intermediary (nominatif administré) were the subject of a security interest, for a total of 3,761,456 shares subject to a security interest.
The breakdown of the share capital on October 31, 2005, taking into account the potential dilution resulting from all financial instruments issued by the Group, is as follows:

After the maximum dilution	Shares held	%		Voting	%
				rights

Elisabeth Badinter (registered form)	20,072,339	7.13%		40,144,678	12.60%
Dentsu Inc.	17,698,702	6.29%		35,089,577	11.01%
SEP Dentsu-Badinter	10,992,174	3.90%		10,992,175	3.45%
Treasury shares	13,004,764	4.62%		0	0%
Public (registered and bearer)	135,300,281	48.06%		147,893,983	46.42%
ORANEs(1)	26,562,500	9.43%		26,562,500	8.34%
BSAs(3)	27,710,062	9.84	%(3)	28,710,062	8.70	%(3)
OCEANEs 2018	6,633,921	2.36	%(3)	6,633,921	2.08	%(3)
OCEANEs 2008	23,172,413	8.23	%(3)	23,172,413	7.26	(3)
Publicis Groupe subscription options	396,220	0.14%		396,220	0.13%

Total	281,543,376	100%		318,595,529	100%

(1)	The Company has issued 1,562,500 ORANEs redeemable by delivery of 18 new or existing shares of the Company. The ORANEs were redeemed for the first time on September 1, 2005. Each ORANE has been amortized and its par value reduced up to its due amount by repayment of one share.

(2)	Share subscription warrants with an exercise price of €30.50.

(3)	Of which 20.43% of the share capital and 18.05% of the voting rights correspond to securities that are out of the money. The maximum dilution presented in this table does not take into account the eventual use of the treasury shares to redeem ORANEs and OCEANEs.

19. Related party transactions
Information concerning the Company’s agreements of the kind referred to in Article L. 225-86 of the French Commercial Code is included in the Company’s documents de référence for 2004, 2003 and 2002, as filed with the AMF on April 13, 2005 (under n° D. 05-0422), April 23, 2004 (under nº D.04-0568) and March 27, 2003 (under nº D.03-018), respectively.
To the Company’s knowledge, no agreements of the kind referred to in Article L. 225-86 of the French Commercial Code have been entered into by the Company since the end of the 2004 fiscal year.
20. Financial Information regarding the assets, financial condition and financial results
20.1 Historical financial information
In accordance with article 28 of European Regulation (CE) n° 809/2004 and pursuant to Directive 2003/71/CE, known as “the Prospectus Directive,” the following information is incorporated by reference in this document:
— the management report of the Management Board (Directoire), for the year ended December 31, 2003, as presented in the document de référence filed with the Autorité des marchés financiers on April 23, 2004 under nº D.04-0568;
— Publicis Groupe’s consolidated financial statements and the auditor’s report on the consolidated financial statements for the year ended December 31, 2003, as presented in the document de référence filed with the Autorité des marchés financiers on April 23, 2004 under nº D.04-0568;
— Publicis Groupe’s summary unconsolidated financial statements and the auditor’s report on the unconsolidated financial statements for the year ended December 31, 2003, as presented in the document de référence filed with the Autorité des marchés financiers on April 23, 2004 under nº D.04-0568;
— the pro forma financial information appearing in the document de référence filed with the Autorité des marchés financiers on April 23, 2004 under nº D.04-0568;
— the management report of the Management Board (Directoire), for the year ended December 31, 2002, as presented in the document de référence filed with the Commission des opérations de bourse on March 27, 2003 under nº D.03-018 and which was subject to an update filed on June 24, 2003 under nº D.03-0318-A01;
— Publicis Groupe’s consolidated financial statements and the auditor’s report on the consolidated financial statements for the year ended December 31, 2002, as presented in the document de référence filed with the Commission des opérations de bourse on March 27, 2003 under nº D.03-018 and for which an update was filed on June 24, 2003 under nº D.03-0318-A01; and
— Publicis Groupe’s summary unconsolidated financial statements and the auditors’ report on the unconsolidated financial statements for the year ended December 31, 2002, as presented in the document de référence filed with the Commission des opérations de bourse on March 27, 2003 under nº D.03-018 and which was subject to an update filed on June 24, 2003 under nº D.03-0318-A01;
— Publicis Groupe’s consolidated pro forma financial statements appearing in the document de référence filed with the Commission des opérations de bourse on March 27,

2003 under nº D.03-018 and for which an update was filed on June 24, 2003 under nº D.03-0318-A01.
Information relevant to this section concerning the year ended December 31, 2004 is available in the Group’s document de référence filed with the Autorité des marchés financiers on April 13, 2005 under nº D.05-0422. This information remains true and correct and is supplemented by the interim financial statements and the business activity report as of June 30, 2005 (see paragraph 2.2 — Consolidated Financial Statements as of June 30, 2005) and information relating to the conversion to IFRS standards (see paragraph 2.3 — Conversion to IFRS Accounting Standards).
20.8 Rules of Procedure and Arbitration
To the company’s knowledge, there are no existing governmental, legal or arbitral proceedings, including any pending or threatened proceedings, likely to have or having had, over the last twelve months, a material effect on the Company’s financial situation or profitability, or those of its Group.
21. Supplemental information
21.1 Share capital of Publicis Groupe
Composition of the share capital
As at October 31, 2005, the share capital totaled €78,827,304 and was divided into 197,068,260 shares with a par value of €0.40.
At the time of the Bcom3 share contribution, 56,250,000 shares each with a par value of €0.40, 1,562,500 Oranes with a par value of €549 and 2,812,500 Obsas with a par value of €305 were issued. A first redemption of the Oranes occurred on September 1, 2005.
The current percentage of the Company’s capital corresponding to shares issued in respect of this contribution amounts to 29.31%.
Non-issued authorized capital
The Company’s Extraordinary General Shareholders’ Meeting held on June 1, 2005:
— in its thirteenth resolution, delegated to the Management Board for a period of twenty-six (26) months its powers to decide to issue, while maintaining the shareholders’ preemptive right to subscribe to shares, equity shares or securities (other than those preferential shares), giving access or potentially giving access to the capital or entitling their holders to the allotment of debt instruments. This delegation enables the Management Board to allow one or more issuances of capital shares of Group subsidiaries in accordance with Article L. 228-93 of the French Commercial Code. The nominal amount of the total capital increase, whether in the immediate or more distant future, resulting from all issuances authorized by the Management Board under the delegation may not exceed €40 million, and the maximum nominal amount of the securities representing company’s debts issued under the delegation of authority may not exceed €900 million;
— in its fourteenth resolution, delegated to the Management Board for a period of twenty-six (26) months its powers to decide to issue, without preemptive right to subscribe to shares, equity shares (other than preferential shares), instruments or securities giving access or potentially giving access to the capital and their holders to the allotment of debt instruments. The delegation permits the Management Board to permit one or more issuances of capital shares to the Company’s subsidiaries in accordance with Article L. 228-93 of the French Commercial Code. Furthermore, this delegation permits the issuance of equity shares in the Company following the Company’s subsidiaries issuances of capital shares. The nominal amount of the total capital increase, whether in the immediate or more distant future, resulting from all issuances authorized by the Management Board this delegation may not exceed €40 million, and the maximum nominal amount of the securities representing company debt issued under the delegation of authority may not exceed €900 million;
— in its fifteenth resolution and within the limit of 10% of the social capital per annum, authorized the Management Board for a period of twenty-six (26) months to issue, in a public issuance and without the exercise of any pre-emptive right, ordinary shares, equity shares or other securities, giving or potentially giving access to the Company’s capital by establishing the issue price thereof, depending on the market, in accordance with one of the following methods: (i) issue price equal to the average of the price of Publicis Groupe shares noted on the Eurolist market of Euronext Paris for a period of a maximum of six months preceding the issue; or (ii) issue price equal to the weighted average price of Publicis Groupe shares noted on the Eurolist market of Euronext Paris on the day preceding the issue, with a maximum discount of 25%;
— in its sixteenth resolution, delegated to the Management Board for a period of twenty-six (26) months beginning on the date of this Meeting, its powers to decide to increase the share capital by incorporating profits or premiums into the capital reserves, followed by the creation and free allotment of equity shares or the increase of the nominal value of the existing equity shares, or the combination of these two procedures. The capital increase resulting from all the issues carried out by the powers in this delegation shall not exceed the nominal amount of €40 million;
— in its seventeenth resolution, delegated to the Management Board for a period of twenty-six (26) months its powers to decide to issue shares, equity instruments or various security instruments giving access or potentially giving access to the Company’s capital as compensation for the securities contributed to (i) any public offering with an exchange component initiated by the Company for the instruments of another company whose shares are admitted for trading on one of the regulated markets referred to in Article L. 225-148 of the French Commercial Code or (ii) to any other operation with the same effect as a public exchange offer initiated by the Company and involving the shares of another company whose shares are admitted for trading on another regulated market governed by foreign law, and decides, as necessary, to cancel, in favor of the bearers of these instruments, the shareholders’ preemptive right to these shares, instruments or securities and decides that to suppress the shareholders’ preemptive right to subscribe to the capital shares to which these securities may entitle them. The nominal amount of the total capital increase, whether in the immediate or more distant future, resulting from all issuances authorized by the Management Board by the powers in this delegation may not exceed €40 million;
— in its eighteenth resolution, delegated to the Management Board, for a period of twenty-six (26) months the powers to issue shares, capital instruments or various securities giving access or potentially giving access to the Company’s capital, within the limit of 10% of the social capital, at the time of the issue, with a view to reimbursing in-kind contributions made to the Company and consisting of equity shares or capital shares, when the provisions of Article L. 225-148 of the French Commercial Code do not apply;
— in its nineteenth resolution, authorized the Management Board, for a period of twenty-six (26) months, to increase the number of shares, instruments or securities to be issued in the event of an increase of the company’s share capital with or without a pre-emptive subscription rights for the shareholders, within 30 days of the close of the subscription of the initial issues, within the limit of 15% of the initial issuance, and at the same price as that retained for the initial issuance;
— in its twentieth resolution, delegated to the Management Board, for a period of twenty-six (26) months its powers to decide (i) to issue new shares or other securities to employees of the Company and/or Companies linked to the Company who are members of a corporate savings plan or a savings plan for a collective retirement fund, and/or of any mutual funds through which the newly issued shares would be subscribed, as per the provisions of Article L. 225-180 of the French Commercial Code, and/or (ii) the free allotment to said employees of shares or other instruments giving access to the Company’s capital within the limits of Article L. 443-5 of the French Labor Code. The nominal amount of the total capital increase, whether in the immediate or more distant future, resulting from all issuances of shares, equity shares or other securities authorized by the Management Board in this delegation may not exceed €2.8 million;
— in the twenty-first resolution, authorized the Management Board for a period of thirty-eight (38) months, to grant, on the conditions set forth in Article L. 225-180 of the French Commercial Code, and within the limit of the laws in force, in one or several, to the payroll employees and to all or some of the Company representatives or representatives of the companies groups related to it (i) options entitling them to the subscription of the Company’s new shares to be issued as a capital increase and/or (ii) options entitling them to the purchase of shares acquired by the Company under legal conditions. The total number of options allotted opened in this manner and not exercised may not carry entitlement to a number of shares exceeding 10% of the share capital; and
— in the twenty-third resolution, authorized the Management Board to make free allotments of existing or future shares to the company’s representatives and certain payroll employees. The total number of shares which may be allotted free of charge under this authorization may not exceed 10% of the share capital and the nominal amount of the capital increase shall not exceed the nominal amount of €40 million.
The Extraordinary Shareholders’ General Meeting held on June 1, 2005 set the global ceiling for the capital increase resulting from all issuances of shares, equity securities or various securities authorized by the Management Board in the immediate or more distant future under the powers enumerated above, except for the 21st resolution, at the total nominal amount of €40 million, notwithstanding the consequences on the total capital of those likely adjustments, in accordance with the applicable legal and regulatory provisions, and the issuance of equity shares and securities giving future access to capital. The General Meeting decided that any powers to issue equity shares or various securities delegated to the Management Board will be suspended during public offerings or public exchange offerings of Company shares, except in the Company’s ordinary course of business and if its application does not endanger the success of the public offering.
As at November 15, 2005, the Management Board had not exercised the foregoing authorizations.
23. Information from third parties, expert reports, and declarations of interest
To the Company’s knowledge, all the information provided by third parties included in this document or in Publicis Groupe’s 2004 document de référence has been faithfully reproduced, and no facts have been omitted that would make such information misleading or erroneous. The contact details of these third parties, with the exception of the statutory auditors are listed below:
MedAd News
Publication of:
Engel Publishing Partners
828A Newtown-Yardley Road
Newton, PA 18940
USA
Advertising Age
Publication of:

Crain Communications, Inc.
360 North Michigan Avenue
Chicago, IL 60601
USA
Bear Stearns
383 Madison Avenue
New York, NY 10179
USA
Lehman Brothers
745 Seventh Avenue
New York, NY 10019
USA
Institut Recma
12, avenue de l’Opéra
75001 Paris
France
25. Significant shareholdings
The following is a list of Group companies whose securities in their parent’s or parents’ books represent, on October 31, 2005, more than 10% of the consolidated net assets of such parent or parents. As these companies are holding companies without operations, Publicis Groupe does not include them in the list of principal consolidated companies at December 31, 2004 which appears in the 2004 document de référence of the Company filed with the Autorité des marchés financiers on April 13, 2005 under Nº D. 05-0422 (see Note 31 to the consolidated financial statements) and which is updated in this document (see paragraph 7.2 — List of important affiliates of Publicis Groupe as at November 30, 2005).

		Business
Company Name	Corporate Headquarters	activity	% Capital

Publicis Groupe Investments BV	Prof W.H. Keesomlaan 12, 1183 DJ Amstelveen, Netherlands	Holding	100%

MMS USA Holdings Inc	35 West Wacker Drive, Chicago IL 60601, United States	Holding	100%

Publicis Groupe Holdings BV	Prof W.H. Keesomlaan 12, 1183 DJ Amstelveen, Netherlands	Holding	100%

Publicis Holdings BV	Prof W.H. Keesomlaan 12, 1183 DJ Amstelveen, Netherlands	Holding	100%

Publicis USA Holdings Inc.	14185 N. Dallas Parkway, Suite 400, Dallas TX 75254, United States	Holding	100%

Saatchi & Saatchi Limited	80 Charlotte Street, London, W1A 1AQ, England	Holding	100%

Saatchi & Saatchi Compton Worldwide Inc	2711 Centerville Road, Wilmington, Delaware 19808, United States	Holding	100%

MMS Spain Holdings SL	Calle Augustin de Foxa, 29, 9a Planta, Madrid, Spain	Holding	100%

MMS UK Holdings Limited	Pembroke Building, Kensington Village, Avonmore Road, London, W14 8DG, United Kingdom	Holding	100%

MMS Germany Holdings GmbH	Schirmerstr. 76, 40211 Düsseldorf, Germany	Holding	100%

D’Arcy Masius Benton & Bowles USA Inc.	1675 Broadway, New York NY 10019, United States	Holding	100%

		Business
Company Name	Corporate Headquarters	activity	% Capital

U.S. International Holding Company, Inc.	35 West Wacker Drive, Chicago IL 60601, United States	Holding	100%
Finally, it is specified that no Group company generates 10% or more of the consolidated net income of the Group.

2.2	CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2005 SUMMARY

I.	First Half Consolidated Accounts

I.1.	Consolidated income statement
I.2.	Consolidated balance sheet
I.3.	Consolidated cash flow statement
I.4.	Statement of changes in shareholders’ equity

II.	Notes to the Consolidated Financial Statements

II.1.	Accounting policies
II.2.	Effects of application of IFRS on the income statement for the first half of 2004
II.3.	Changes in the scope of consolidation
II.4.	Personal expenses and headcount
II.5.	Depreciation, amortization and impairment
II.6	Non-current income (expense)
II.7	Financial income (expense)
II.8	Income taxes
II.9	Investments accounted for by the equity method
II.10	Earnings per share and diluted earnings per share
II.11	Goodwill and intangible assets, net
II.12	Property and equipment, net
II.13	Other financial assets
II.14	Cash and cash equivalents
II.15	Shareholders’ equity
II.16	Provisions, long-term and short-term
II.17	Financial debt
II.18	Off-balance sheet commitments
II.19	Financial instruments
II.20	Segment information
II.21	Publicis Groupe S.A. stock options
II.22	Subsequent events

III.	Business Activity for the First Half ended june 20, 2005

III.1	Business highlights for the first half ended June 30, 2005
III.2	Comments on the consolidated financial statements

IV.	Statutory auditors’ report on interim financial information 2005
V.	Additional information requested by the Autorité des marchés financiers

I.	First Half Consolidated Accounts

I.1	Consolidated income statement

		Six months	Six months	Year ended
		ended	ended	Dec. 31,
Millions of euros		June 30, 2005	June 30, 2004	2004
Revenues		1,932	1,847	3,832
Personnel expenses	4	(1,178)	(1,113)	(2,271)
Other operating expenses		(412)	(417)	(862)
Operating income before depreciation and amortization		342	317	699
Depreciation and amortization expense (excluding intangibles arising on acquisition)	5	(54)	(59)	(119)
Operating income before amortization of intangibles on acquisition and impairment		288	258	580
Amortization of intangibles arising on acquisition	5	(11)	(15)	(29)
Impairment		—	(3)	(215)
Non current income (expense)	6	(26)	3	(10)
Operating income		251	243	326
Cost of net financial debt	7	(41)	(73)	(108)
Other financial income (expense)	7	(4)	(9)	(6)
Income of consolidated companies before taxes		206	161	212
Income taxes	8	(68)	(60)	(112)
Net change in deferred taxes related to the OBSA/CLN trans-actions and deferred tax assets related to the conversion to IFRS		—	—	198
Net income of consolidated companies		138	101	298
Equity in net income of non-consolidated companies	9	5	1	6
Net income before minority interests		143	102	304
Minority interests		(13)	(15)	(26)
Group net income		130	87	278

Per share data (in euros)	10
Number of shares		210,541,236	210,502,742	210,535,541
Net earnings per share		0.62	0.41	1.32
Earnings per share before the after tax effect of impairment and the after tax effect of capital gain (loss) on the OBSA/CLN and Oceane 2018 transactions and deferred tax assets related to the conversion to IFRS		0.69	0.43	1.19
Number of shares — diluted		233,978,190	210,861,170	233,984,337
Net earnings per share — diluted		0.61	0.41	1.29
Earnings per share before the after tax effect of impairment and the after tax effect of capital gain (loss) on the OBSA/CLN and Oceane 2018 transactions and deferred tax assets related to the conversion to IFRS — diluted		0.68	0.43	1.17

I.2	Consolidated balance sheet

		June 30,	December 31,
Millions of euros		2005	2004
Assets

Goodwill, net	11	2,787	2,623
Intangible assets, net	11	777	740
Property and equipment, net	12	607	610
Deferred tax assets		483	443
Investments accounted for by the equity method	9	27	17
Other financial assets	13	146	143
Non-current assets		4,827	4,576

Inventory and costs billable to clients		391	437
Accounts receivable		3,822	3,282
Other receivables and other current assets		594	450
Cash and cash equivalents	14	1,094	1,186
Current assets		5,901	5,355

Assets held for sale	3	35	—

Total assets		10,763	9,931

Liabilities and shareholders’ equity

Capital stock		78	78
Additional paid-in capital and retained earnings		1,816	1,654
Shareholders’ equity	15	1,894	1,732
Minority interests		27	31
Total equity		1,921	1,763

Long term financial debt	17	1,893	1,534
Deferred tax liabilities		290	296
Long term provisions	16	596	537
Non-current liabilities		2,779	2,367

Accounts payable		3,871	3,694
Short term financial debt		189	273
Income taxes payable	17	255	206
Short term provisions	16	90	106
Other creditors and other current liabilities		1,642	1,522
Current liabilities		6,047	5,801

Liabilities directly associated with assets held for sale	3	16	—

Total liabilities and shareholders’ equity		10,763	9,931

Net financial debt	17	1,014	660

I.3	Consolidated cash flow statement

	June 30,	June 30,	Full Year
Millions of euros	2005	2004	2004
I- Cash flows from operating activities
Net income before minority interests	143	102	304
Income taxes	68	60	(86)
Cost of net financial debt	41	73	108
Capital gains (losses) on disposal (before tax)	26	(3)	10
Depreciation, amortization and impairment on property and equipment and intangible assets	65	77	363
Calculated income and expenses on stock options and similar items	10	10	20
Other calculated income and expenses	6	7	13
Equity in net income of unconsolidated companies	(5)	(1)	(6)
Dividends received from equity accounted investments	3	—	7
Restructuring expenditure	(18)	(50)	(79)
Taxes paid	(92)	(74)	(114)
Interest paid	(55)	(37)	(73)
Interest received	19	31	46
Change in working capital requirements	(481)	(159)	264
Net cash provided by (used in) operating activities	(270)	36	777

II- Cash flows from investing activities
Purchases of property and equipment and intangible assets	(34)	(62)	(104)
Proceeds from sale of property and equipment and intangible assets	3	3	3
Purchases of investments and other financial assets, net	(2)	(19)	468
Acquisitions of subsidiaries	(35)	(81)	(124)
Net cash flows provided by (used in) investing activities	(68)	(159)	243

III- Cash flows from financing activities
Dividends paid to parent company shareholders	(55)	(47)	(47)
Dividends paid to minority shareholders of subsidiaries	(13)	(10)	(23)
Cash received on new borrowings	767	20	455
Reimbursements of borrowings	(465)	(248)	(1,307)
Net purchases of treasury stock	8	—	(9)
Buyback of equity warrants (BSA)	(1)	—	—
Net cash provided by (used in) financing activities	241	(285)	(931)

IV- Impact of exchange rate variations	66	19	(39)

Net change in consolidated cash flows (I + II + III + IV)	(31)	(389)	50
Cash and cash equivalents at January 1	1,186	1,415	1,415
Bank overdrafts at January 1	(172)	(451)	(451)

Net cash and cash equivalents at beginning of year	1,014	964	964

Cash and cash equivalents at end of period	1,094	1,108	1,186
Bank overdrafts at end of period	(111)	(533)	(172)

Net cash and cash equivalents at end of period	983	575	1,014
Net change in cash and cash equivalents	(31)	(389)	50

I.4	Statement of changes in shareholders’ equity

					Gains and
				Reserves	losses
			Additional	and	recognized	Share-
Number of		Share	paid-in	retained	through	holders’	Minority	Total
shares	Millions of euros	capital	capital	earnings	equity	equity	interest	equity

195,378,253	January 1, 2004 before deduction of treasury stock	78	2,557	(862)	154	1,927	28	1,955

(13,012,389)	Deduction of treasury stock existing at January 1 (a)			(323)		(323)		(323)

182,365,864	January 1, 2004 after deduction of treasury stock	78	2,557	(1,185)	154	1,604	28	1,632

	Change in value of available for sale assets (1)				(9)	(9)		(9)
	Change in cumulative translation adjustment				(110)	(110)	(1)	(111)

	Gains and losses recognized through equity		—	—	(119)	(119)	(1)	(120)

	Net income for the year			278		278	26	304
92,808	Increase in capital of Publicis Groupe SA	—	—	—	—	—	—	—
	Dividends paid		(20)	(27)		(47)	(23)	(70)
	Release of Saatchi & Saatchi provisions			2		2		2
	Release of Italian bonds provisions			3		3		3
	Share based remuneration			20		20		20
	Effect of acquisitions and commitments to purchase minority interests						1	1

195,471,061	31 December, 2004 before deduction of treasury stock	78	2,537	(586)	35	2,064	31	2,095

(367,000)	Purchases/sales of treasury stock (b)			(9)		(9)		(9)

(13,382,843)	Deduction of treasury stock existing at December 31, 2004 (c=a+b)			(332)		(332)		(332)

182,088,218	31 December, 2004 after deduction of treasury stock	78	2,537	(918)	35	1,732	31	1,763

	Change in value of available for sale assets (1)				(5)	(5)		(5)
	Hedge on net investment				10	10		10
	Change in cumulative translation adjustment				74	74	4	78

	Gains and losses recognized through equity				79	79	4	83

	Net income for the year			130		130	13	143
9,880	Increase in capital of Publicis Groupe SA
	Dividends paid			(55)		(55)	(13)	(68)
	Share based remuneration			10		10		10
	Partial early redemption of the 2018 Oceane (option component)			(9)		(9)		(9)
	Buyback of equity warrants (BSA)			(1)		(1)		(1)
	Effect of acquisitions and commitments to purchase minority interests						(8)	(8)

195,480,941	June 30, 2005 before deduction of treasury stock	78	2,537	(511)	114	2,218	27	2,245

292,834	Purchases/sales of treasury stock (d)			8		8		8

(13,090,009)	Deduction of treasury stock existing at June 30, 2005 (e=c+d)			(324)		(324)		(324)

182,390,932	June 30, 2005 after deduction of treasury stock	78	2,537	(835)	114	1,894	27	1,921

(1)	amounts net of tax

	June 30,	December 31,	January 1,
Millions of euros	2005	2004	2004
Revaluation of property	105	105	105
Change in value of available for sale assets	35	40	49
Hedge on net investment	10	—	—
Cumulative translation adjustment	(36)	(110)	—

Total gains and losses recognized through equity	114	35	154

II.	Notes to the Consolidated Financial Statements
II.1. Accounting policies
In application of European regulation N° 1606/2002 pertaining to international standards, issued on July 19, 2002, the consolidated financial statements for the 2005 financial year will be prepared in accordance with IAS /IFRS international standards applicable at December 31, 2005 as approved by the European Union.
In accordance with the option provided in the AMF (the French Financial Markets Authority) recommendation concerning financial reporting during the transition period, Publicis has prepared its financial statements as of June 30, 2005 in conformity with CNC (the French National Accounting Committee) recommendation R99-01 concerning interim financial statements while, however, using the recognition and measurement bases required under IAS/IFRS international standards applicable at December 31, 2005.
Publicis has published the accounting policies applicable under IFRS, as well as the effects of first time application of IFRS at January 1, 2004 and December 31, 2004, in a document entitled “Conversion to IFRS standards — year ended December 31, 2004”.
The June 30, 2005 IFRS financial information has been prepared on the basis of:
—	IFRS standards and interpretations applicable at December 31, 2005 as known to date (no IASB standard and/or IFRIC interpretation not yet adopted by the European Union as of June 30, 2005 would have had an impact on the financial statements as of June 30, 2005),

—	Of Publicis’ current view of the likely resolution of technical questions and drafts in the course of being examined by the IASB and the IFRIC to the extent that such items could be applicable at the time of publication of the 2005 financial statements (this only involves the treatment of buyout commitments to minority shareholders),

—	Of options retained and exemptions used, which are those that Publicis will apply, in all likelihood, in preparing its first IFRS consolidated financial statements for 2005.
As a result, the comparative financial information that will be disclosed in the consolidated financial statements at December 31, 2005 and June 30, 2006 could be different from the financial statements presented herein.
The accounting policies applied as of June 30, 2005 are identical to those described and applied in the document entitled “Conversion to IFRS standards — year ended December 31, 2004”.
II.2. Effects of application of IFRS on the income statement for the first half of 2004
2.1. Financial impact of application of IFRS on the income statement for the first half of 2004

Impact of application of IFRS standards on the income statement for the first half of 2004

	French	IFRS	IFRS	June 30, 2004
Millions of euros	standards	reclassifications	adjustments	IFRS

Revenues	1,847			1,847
Personnel expenses	(1,078)	(25)	(10)	(1,113)
Other operating expenses	(445)	28		(417)
Operating income before depreciation and amortization	324	3	(10)	317
Depreciation and amortization expense (excluding intangibles arising on acquisition)	(58)		(1)	(59)
Operating income before amortization of intangibles on acquisition and impairment	266	3	(11)	258
Amortization of intangibles arising on acquisition	(15)			(15)
Impairment		(3)	—	(3)
Non current income (expense)		3		3
Operating income	251	3	(11)	243
Net financial costs	(34)	34	—	—
Cost of net financial debt	—	(28)	(45)	(73)
Other financial income (expense)	—	(9)		(9)
Income of consolidated companies before taxes	217	—	(56)	161
Exceptional items	3	(3)		—
Income taxes	(76)		16	(60)
Net income of consolidated companies	144	(3)	(40)	101
Equity in net income of non-consolidated companies	1			1
Goodwill amortization	(50)	3	47	—
Net income before minority interests	95	—	7	102
Minority interests	(15)			(15)
Group net income	80	—	7	87

Per share data(in euros)
Number of shares — basic	182,377,742	210,502,742
Earnings per share	0.44	0.41
Number of shares — diluted	251,646,620	210,861,170
Earnings per share — diluted	0.39	0.41

     Details of impact of IFRS adjustments on the income statement for the first half of 2004

					Total
	Financing	Stock	Goodwill		adjustments
Millions of euros	instruments	options	amortization	Other	June 30, 2004

Revenues
Personnel expenses		(10)			(10)
Other operating expenses
Operating income before depreciation and amortization		(10)			(10)
Depreciation and amortization expense (excluding intangibles arising on acquisition)				(1)	(1)
Operating income before amortization of intangibles on acquisition and impairment		(10)		(1)	(11)
Amortization of intangibles arising on acquisition
Impairment
Non current income (expense)
Operating income		(10)		(1)	(11)
Cost of net financial debt	(45)				(45)
Other financial income (expense)	—	—	—	—	—
Income of consolidated companies before taxes	(45)	(10)		(1)	(56)
Income taxes	16				16
Net income of consolidated companies	(29)	(10)		(1)	(40)
Equity in net income of non-consolidated companies
Goodwill amortization			47		47
Net income before minority interests	(29)	(10)	47	(1)	7
Minority interests
Group net income	(29)	(10)	47	(1)	7

See Note 2.3	a	b	c	d

2.2 Nature of reclassifications
The reclassifications are mainly generated by the new presentation of the Group’s financial statements.
— Presentation of the consolidated income statement
On transition to IFRS, Publicis Groupe has modified the presentation of its consolidated income statement. In particular, items previously presented in exceptional items have been reclassified within operating income and the net effect of unwinding of discounting on pension commitments is presented in other financial income (expense) for an amount of €3 millions. Furthermore, in order to better reflect the substance of transactions, expenses related to interim personnel and freelances whose contracts do not exceed 90 days were reclassified from the “other operating expenses” caption to the “personnel expenses” caption for an amount of €28 millions.
— Presentation of the consolidated cash flow statement
In accordance with IAS 7, the amount of interest paid and the amount of taxes paid have been shown separately.
2.3 Nature of adjustments
a) Financing instruments
Treatment of bonds with conversion options and bonds reimbursable in shares
In the case of bonds convertible into shares (OCEANEs), bonds reimbursable in shares (ORANEs) and bonds with detachable equity warrants (OBSAs), the hybrid financial instrument is broken down into a debt component and an equity component as of the date of initial recognition.
Finance expenses on these hybrid instruments are calculated on the basis of the effective interest rate, which takes into account the interest rate that would have been obtained on a standard bond (without a conversion option) issued by the company at the same date, as well as all issue costs and any discounts or redemption premiums.
The before tax impact of the additional finance expense in the first half of 2004 is broken down as follows:

	Discount rate
	used for
	calculation of the
	debt	Additional
	(market rate on	finance expense
Millions of euros	issue)	June 30, 2004

OBSA	8.5%	5 (1)
OCEANE 2018	7.37%	15
OCEANE 2008	6.61%	15
ORANEs	8.5%	(2)

Total		33

(1)	Restatement of the reversal through the income statement of the detachable equity warrants recognized under French GAAP.
The after tax impact is €21 millions.

Treatment of Credit Linked Notes
The consolidation of the entity which issued the CLNs, effective under French standards as of January 1, 2004, did not involve taking account of the related derivatives (an asset swap and a credit default swap). Under IFRS standards, the asset swap and the credit default swap are recognized in the balance sheet at their fair value. Changes in fair value are taken to the income statement.
The unfavorable variance in fair value at June 30, 2004 generated an expense of €12 millions before tax and €8 millions after tax.
b) Publicis stock options
Recognition of the fair value of options granted in expenses over the vesting period increases personnel expenses with the double entry being recognized through equity.
The impact on the income statement at June 30, 2004 is an expense of €10 millions.
c) Goodwill amortization
Under IFRS, goodwill is no longer amortized but is subject to annual impairment tests. The effect of cancellation of goodwill amortization, previously recognized under French standards, increases net income by €47 millions.
d) Other
This category is principally comprised of additional depreciation following the revaluation of the building at 133, avenue des Champs-Elysées in Paris and of the effect of lengthening useful lives over which other property and equipment is depreciated.
II.3. Changes in the scope of consolidation
No material acquisition was made in the first half of 2005. The overall impact of acquisitions made since June 30, 2004 (CLT, Thomson Murray, United Campaigns Russia) represents 0.7% of consolidated revenues and 0.8% of Net income before minority interest.
All disposals and discontinued activities, taken together, represent (0.3) % of consolidated revenues.
In addition, in May 2005 Publicis Groupe announced that it had signed an agreement with JCDecaux SA concerning the reorganization of its portfolio of investments.
This agreement covers the following transactions:
— In France,
•	Sale to JCDecaux of the 50% shareholding held by Médias & Régies Europe in Sopact,

•	Sale to JCDecaux of 33% of the shareholding in the Metrobus group held by Médias & Régies Europe
— In the Netherlands,
•	Sale to JCDecaux of the 50% shareholding held by Médias & Régies Europe in both JCDecaux Nederland BV and VKM.
On completion of these transactions, JCDecaux will hold 100% of SOPACT, JCDecaux Nederland BV and VKM.
The total consideration for the above transactions is €110 millions. Signature of the definitive agreements should take place before December 31, 2005.
In the light of these circumstances, all account balances of JCDecaux Nederland BV and VKM were included in single captions in assets and liabilities. These balances are comprised of the following components:

June 30,
Millions of euros	2005

Property and equipment, net	21
Inventory and costs billable to clients	4
Accounts receivable	5
Other receivables and other current assets	2
Cash and cash equivalents	3

Assets held for sale	35

Deferred tax liabilities	4
Provisions	5
Accounts payable	3
Other creditors and other current liabilities	4

Liabilities directly associated with assets held for sale	16

II.4. Personnel expenses and headcount
Personnel expenses include salaries, commissions, bonuses, employee profit sharing and holiday pay as well as expenses related to stock option plans.

	June 30,	June 30,
Millions of euros	2005	2004

Salary expense	941	884
Social security expense	154	147
Post-employment benefits	32	31
Stock option expense	10	10
Temporaries and freelances	41	41

Total	1,178	1,113

Breakdown of headcount

	June 30,	December 31,	June 30,
	2005	2004	2004

By geographical zone:
— Europe	14,429	14,151	13,898
— North America	11,484	11,308	11,117
— Rest of World	11,574	10,925	10,681

Total	37,487	36,384	35,696

II.5. Depreciation, amortization and impairment

	June 30,	June 30,
Millions of euros	2005	2004

Amortization expense on other intangible assets (excluding intangibles arising on acquisition)	(8)	(3)
Depreciation of property and equipment	(46)	(56)

Depreciation and amortization expense (excluding intangibles arising on acquisition)	(54)	(59)
Amortization of intangibles arising on acquisition	(11)	(15)
Impairment of intangibles arising on acquisition	—	—
Impairment of goodwill	—	(3)

Impairment	—	(3)

Total depreciation, amortization and impairment	(65)	(77)

II.6. Non-current income (expense)

	June 30,	June 30,
Millions of euros	2005	2004

Capital loss on redemption of 62.36% of the Oceane 2018	(22)	—
Capital gain (loss) on disposal of assets	(4)	3

Non-current income (expense)	(26)	3

II.7. Financial income (expense)

	June 30,	June 30,
Millions of euros	2005	2004

Interest expense on loans and bank overdrafts	(55)	(81)
Interest expense on capital leases	(5)	(5)
Fair value adjustment on the Credit Default Swap/Asset Swap (CLN)	—	(12)
Financial income on cash and cash equivalents	19	25

Cost of net financial debt	(41)	(73)

Foreign currency gains (losses), net	0	(21)
Change in fair value of derivatives	1	18
Financial expense on unwinding of discounts on long-term property provisions (at a rate of 5%)	(3)	(4)
Financial expense, net of return on plan assets, on unwinding of discount on pension provisions	(3)	(3)
Dividends received	1	1

Other financial income (expense)	(4)	(9)

Total financial income (expense), net	(45)	(82)

II.8. Income taxes
The effective tax rate is 33% for the first half of 2005, in line with the rate derived from the most recent forecasts for the full 2005 year prepared for the entire Group, as against 36.6% in the first half of 2004 and 36% for 2004 as a whole.
II.9. Investments accounted for by the equity method
Investments accounted for by the equity method as of June 30, 2005 amounted to €27 millions (as against €17 millions at December 31, 2004).
Changes in this account caption in the first half of 2005 were as follows:

Millions of euros	Balance sheet value

As at December 31, 2004	17
Acquisitions	8
Disposals	—
Group share of earnings of equity accounted investments	5
Dividends paid	(3)
Effect of translation and other	—

As of June 30, 2005	27

II.10. Earnings per share and diluted earnings per share
Earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, including the effect of redemption of ORANEs in shares, as ORANEs are contractually reimbursable in ordinary shares as from their date of issue.
Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, after cancellation of interest on bonds with a dilutive effect on EPS which are reimbursable in, or convertible into, ordinary shares, by the weighted average number of ordinary shares in issue during the period adjusted by the effect of dilutive options, dilutive equity warrants and the conversion of dilutive bonds convertible into ordinary shares (OCEANEs).

Earnings per share and diluted earnings per share

		June 30,	June 30,
		2005	2004

Net income retained for the calculation of earnings per share (M€)
Net income	a	130	87
Impact of dilutive instruments:
— savings in financial expenses related to the conversion of debt instruments (1)		12	0

Net income — diluted	b	142	87

Number of shares retained for the calculation of earnings per share
Average number of shares in issue		182,416,236	182,377,742
Shares to be issued to redeem the ORANEs		28,125,000	28,125,000

Average number of shares retained for the calculation	c	210,541,236	210,502,742
Impact of dilutive instruments: (2)
— Effect of exercise of dilutive stock options		264,541	358,428
— Shares resulting from the conversion of the 2008 OCEANEs		23,172,413	0

Number of shares — diluted	d	233,978,190	210,861,170

Earnings per share	a/c	0.62	0.41
Diluted earnings per share	b/d	0.61	0.41

(1)	Only the 2008 OCEANEs are taken into account for the calculation of earnings per share as the 2018 OCEANEs have a relutive effect on EPS.

(2)	Equity warrants and stock options whose exercise price is greater than the average share price for H1, as well as the 2018 OCEANEs, are not taken into account in the calculation of diluted earnings per share (as all are anti-dilutive instruments).

Earnings per share before the after tax effect of impairment and the after tax effect of capital gain (loss) on the OBSA/CLN(1) and Oceane 2018 transactions and deferred tax assets related to the conversion to IFRS(1)

		June 30,	June 30,
		2005	2004

Net income retained for the calculation (M€)
Net income		130	87
Items excluded :
— after tax effect of the capital loss on the Oceane 2018 redemption		16	0
— after tax effect of impairment		0	3

Adjusted net income	e	146	90
Impact of dilutive instruments:
— savings in financial expenses related to the conversion of debt instruments		12	0

Net income — diluted	f	158	90

Number of shares retained for the calculation
Average number of shares in issue		18,416,236	182,377,742
Shares to be issued to redeem the ORANEs		28,125,000	28,125,000

Average number of shares retained for the calculation	c	210,541,236	210,502,742
Impact of dilutive instruments:
— Effect of exercise of dilutive stock options		264,541	358,428
— Shares resulting from the conversion of the 2008 OCEANEs		23,172,413	0

Number of shares — diluted	d	233,978,190	210,861,170

Earnings per share before the after tax effect of impairment and the after tax effect of capital gain (loss) on the OBSA/CLN(1) and Oceane 2018 transactions and deferred tax assets related to the conversion to IFRS(1)	e/c	0.69	0.43
Earnings per share before the after tax effect of impairment and the after tax effect of capital gain (loss) on the OBSA/CLN(1) and Oceane 2018 transactions and deferred tax assets related to the conversion to IFRS(1) — diluted	f/d	0.68	0.43

(1)	The OBSA/CLN transactions and the deferred tax assets referred to in the title affected the income statement in the 2nd half of 2004 and are thus not taken into consideration in the calculation of adjusted net income for calculation of earnings per share for the first half.

II.11. Goodwill and intangible assets, net
The gross value of goodwill and tradenames at January 1, 2004 is deemed to be equal to the net book value of such goodwill and tradenames under French standards at that date.
Changes in goodwill and other intangible assets, gross

	Gross value
		Tradenames
		and client	Software
Millions of euros	Goodwill	relationships	and other	Total

January 1, 2004	2,711	946	100	3,757

Acquisitions	99	3	28	130
Changes related to the recognition of commitments to purchase minority interests(1)	(38)	—	—	(38)
Disposals	(22)	(5)	(10)	(37)
Translation and other	(18)	(42)	(19)	(79)

December 31, 2004	2,732	902	99	3,733

Acquisitions	31	—	7	38
Changes related to the recognition of commitments to purchase minority interests(1)	(17)	—	—	(17)
Disposals	(17)	—	(5)	(22)
Translation and other	175	71	10	256

June 30, 2005	2,904	973	111	3,988

(1)	While awaiting a specific IFRIC interpretation or IFRS standard, commitments to purchase minority interests are recognized in financial debt with the double entry being booked, firstly, to minority interests and, for any remaining balance, to goodwill. All subsequent movements in minority interests and any changes in the valuation of the commitment affect goodwill.
As of June 30, 2005, the net book value of intangible assets which are not amortized because they are considered to have an indefinite useful life amounted to €394 millions (€368 millions at December 31, 2004).

Changes in goodwill impairment and in accumulated amortization and impairment of other intangible assets

	Accumulated amortization and impairment
		Tradenames
		and client	Software
Millions of euros	Goodwill	relationships	and other	Total

January 1, 2004	18	62	68	148

Increases:
— amortization	—	29	10	39
— impairment	92	123	—	215
Decreases	—	(1)	(8)	(9)
Translation and other	(1)	(15)	(7)	(23)

December 31, 2004	109	198	63	370

Increases:
— amortization	—	11	8	19
— impairment	—	—	—	—
Decreases	—	—	(4)	(4)
Translation and other	8	25	6	39

June 30, 2005	117	234	73	424

As of June 30, 2005, impairment on intangible assets which are not amortized because they are considered to have an indefinite useful life amounted to €29 millions (€26 millions at December 31, 2004).

II.12. Property and equipment, net
Changes in gross value of property and equipment

	Gross value
	Land and
Millions of euros	buildings	Other	Total

January 1, 2004	317	1,038	1,355

Entrants to scope of consolidation	—	4	4
Increases	—	94	94
Decreases	(4)	(130)	(134)
Translation and other	(12)	(103)	(115)

December 31, 2004	301	903	1,204

Entrants to scope of consolidation	—	—	—
Increases	—	31	31
Decreases	—	(36)	(36)
Translation and other	28	—	28

June 30, 2005	329	898	1,227

Changes in accumulated depreciation of property and equipment

	Accumulated depreciation
	Land and
Millions of euros	buildings	Other	Total

January 1, 2004	12	707	719

Entrants to scope of consolidation	—	2	2
Increases	4	105	109
Decreases	(1)	(129)	(130)
Translation and other	(8)	(98)	(106)

December 31, 2004	7	587	594

Entrants to scope of consolidation	—	—	—
Increases	3	43	46
Decreases	—	(33)	(33)
Translation and other	20	(7)	13

June 30, 2005	30	590	620

II.13. Other financial assets
Other financial assets are principally comprised of investments considered to be available-for-sale.
The portion of other financial assets maturing in less than one year is classified in current assets.

	June 30,	December 31,
Millions of euros	2005	2004

Available-for-sale financial assets
• IPG shares	53	52
• Other	18	13
Loans and advances to equity accounted and non-consolidated companies	23	27
Other	71	70
Gross value	165	162
Provisions	(19)	(19)
Net value	146	143

II.14. Cash and cash equivalents
This account caption is comprised of:

	June 30,	December 31,
Millions of euros	2005	2004

Cash and bank balances	658	1,128
Marketable securities	436	58

Total cash and cash equivalents	1,094	1,186

II.15. Shareholders’ equity
The statement of changes of shareholders’ equity is shown on page 5.
Share capital of the parent company
As a result of the exercise of options during the first half of 2005, Publicis Groupe SA’s share capital increased from 78 188 424 euros to 78 192 376 euros. It is comprised of 195 480 941 shares with a par value of 0.40 euro each.
The breakdown of the share capital and voting rights of Publicis Groupe S.A. as of June 30, 2005 is as follows:

				Voting
		Shares held	%	rights	%

A/	Shareholders holding more than 5% of share capital (1) :
	Elisabeth Badinter	20,072,339	10.27	40,144,678	17.22
	(nominative)
	Dentsu Inc	17,580,152	8.99	34,971,027	15.00
	SEP Dentsu—Badinter	11,110,724	5.68	11,110,725	4.77

B/	Treasury stock	13,090,009	6.70	—	—

C/	Public (nominative and bearer)	133,627,717	68.36	146,903,630	63.01

	Total	195,480,941	100.00	233,130,060	100.00

(1)	to the company’s knowledge, no other shareholders hold more than 5% of its share capital or its voting rights either directly, indirectly, or acting together.
Early redemption of 2018 Oceanes
In February 2005, Publicis redeemed 62.36% of the 2018 Oceanes before their maturity date. As the €464 millions paid to redeem the bonds was allocated between a debt portion and an equity portion, in accordance with the same principle as applied to the original debt, shareholders’ equity decreased by €9 millions.
Deduction of treasury stock existing as of June 30, 2005
Treasury stock held at the end of the period, including treasury stock held in the context of the liquidity contract, is deducted from shareholders’ equity.
The following movements took place on the treasury stock portfolio in the first half of 2005:

	Number of	Gross
(Millions of euros except shares)	shares	value

Treasury stock held at December 31, 2004(1)	13,382,843	332
Options exercised	(4,303)	—
Other movements in 2005	(288,531)	(8)
Treasury stock held as of June 30, 2005	13,090,009	324

(1)	Including shares held under the liquidity contract
Buyback of equity warrants (BSA)
During the first half of 2005, Publicis bought 173,411 of its own equity warrants for an amount of €1 million. This amount has been deducted from consolidated shareholders’ equity.

II.16. Provisions, long-term and short-term

				Pensions and
				other post-	Litigation
	Re-	Vacant	Sub-	employment	and
Millions of euros	structuring	property	Total	benefits	claims	Other	Total

January 1, 2004	102	232	334	272	54	149	809

Entrants to scope of consolidation	—	—	—	—	—	—	—
Increases	12	9	21	38	4	22	85
Releases on use	(55)	(47)	(102)	(58)	(4)	(35)	(199)
Other releases	—	—	—	—	—	—	—
Translation and other	(3)	(18)	(21)	(10)	(8)	(13)	(52)

December 31, 2004	56	176	232	242	46	123	643

Entrants to scope of consolidation	—	—	—	—	—	—	—
Increases	1	1	2	20		6	28
Releases on use	(14)	(11)	(25)	(19)	(1)	(8)	(53)
Other releases	—	—	—	—	—	—	—
Translation and other	23	21	44	9	2	13	68

June 30, 2005	66	187	253	252	47	134	686

Of which long-term	38	167	205	225	47	119	596

Of which short-term	28	20	48	27	—	15	90

II.17. Financial debt

	June 30,	December
Millions of euros	2005	31, 2004

Bonds (excluding accrued interest) issued by Publicis Groupe S.A.:
Eurobond 4.125% — January 2012(1) (Effective rate 4.30%)	750	—
OCEANEs 2.75% — January 2018 (Effective rate 7.37%)	270	692
OCEANEs 0.75% — July 2008 (Effective rate 6.61%)	563	547
ORANEs 0.82% variable — September 2022 (Effective rate 8.50%)	38	40
Bond convertible into IPG shares — 2% — January 2007	7	7
Other debt:
Accrued interest	20	12
Other borrowings and lines of credit	19	29
Bank overdrafts	111	172
Debt related to capital leases	151	139
Debt related to acquisition of shareholdings	83	90
Debt arising from commitments to purchase minority interests	70	79

Total	2,082	1,807

Long-term financial debt	1,893	1,534

Short-term financial debt	189	273

(1)	The debt represented by this bond has been swapped (see hereafter). The amount of the revaluation of the bond included in this account caption as of June 30, 2005 is €8 millions.
Partial redemption of 2018 Oceanes — Issue of a standard bond for an amount of €750 millions maturing in 2012
In February 2005, Publicis redeemed 62.36% of the 2018 Oceane, before their maturity date, for an amount of €464 millions. This transaction was financed by the issuance, on January 28, 2005, of a standard bond with a fixed rate of 4.125% in an amount of €750 millions. The bond’s duration is 7 years and it is redeemable on maturity on January 31, 2012.
The early redemption of the 2018 Oceanes led to the recognition of a capital loss of €22 millions in the income statement related to the debt component of the redeemed bonds. The purchase price allocated to the conversion option was deducted from shareholders’ equity (see Note 15).
Swap of euro debt for US dollar debt
In order to put in place dollar financing to hedge its net dollar-denominated assets, and thus to significantly reduce sensitivity of Group shareholders’ equity to future exchange rate fluctuations between the euro and the US dollar, the group swapped its €750 millions fixed rate Eurobond (nominal rate 4.125%) to an amount of USD977 millions comprised of:
—	USD 477 millions of variable rate dollar debt (Libor$3 months +0.95% margin)

—	USD 500 millions of fixed rate dollar debt (5.032%)

Under IAS 39, the swap of euro fixed rate debt for fixed rate dollar debt has been designated as a hedge of a net investment. Changes in the fair value of the derivative (both the interest component and the foreign currency component) are thus recognized directly through equity.
The swap of euro fixed rate debt for variable rate dollar debt has been broken down into, firstly, a hedge of the fair value of the Eurobond debt for the interest component and, secondly, a foreign currency hedge of dollar denominated assets. In this context, the portion of the Eurobond debt swapped into dollar variable rate has been revalued at the balance sheet date.
The fair value of the swap is shown in an account caption outside financial debt (Other receivables and other current assets or in other creditors and other current liabilities). It is however included in debt for the calculation of net financial debt.
Breakdown by maturity

	June 30,	December
Millions of euros	2005	31, 2004

Repayable in less than one year	189	273
Repayable between one and five years	676	647
Repayable after five years	1,217	887

Total	2082	1807

Breakdown by currency

	June 30,	December
Millions of euros	2005	31, 2004

Euros	977	1,418
US dollars	995	216
Other currencies	110	173

Total	2,082	1,807

In view of the swap, the bond issued in January 2005 has been presented in dollar denominated debt above.
Breakdown by interest rate category
Financial debt is comprised of fixed rate borrowings (73% of gross debt as of June 30, 2005, excluding debt related to acquisition of shareholdings and debt arising from commitments to purchase minority interests) on which the average interest rate for the first half of 2005 was 6.7%. Variable rate debt (which represented 27% of debt as of June 30, 2005) bore an average interest rate of 3.8% for the first half of 2005.

Net financial debt
Net financial debt, which includes the fair value of derivatives related to net debt, amounts, after deduction of cash and cash equivalents, to:

	June 30,	December 31,
Millions of euros	2005	2004

Financial debt (long and short term)	2,082	1,807
Fair value of the derivative on the 2012 Eurobond (interest rate and currency components)(1)	40	—
Fair value of derivatives on intercompany loans/borrowings(1)	(14)	39
Cash and cash equivalents	(1,094)	(1,186)

Net financial debt	1,014	660

(1)	The fair value of derivatives is classified, depending on whether it is in an asset or a liability position, in “Other receivables and other current assets” or “other creditors and other current liabilities”.
II.18. Off-balance sheet commitments
The commitment amounts shown in this note are gross amounts that have not been discounted to present value.
Contractual commitments

		Maturity
		Less than	One to five	More than
Millions of euros	Total	one year	years	five years

Commitments given
Operating lease commitments	1,370	233	787	350
Commitments to sell investment securities	8	8	—	—
Guarantees	178	112	40	26

Total	1,556	353	827	376

Guarantees
Guarantees include the following:
—	A guarantee given to several banks in an amount of €60 millions, as owner of a 45% shareholding in a company called iSe (International Sports & Entertainment AG). The bank financing, which amounts to €120 millions in total as of June 30, 2005, enabled the company to finance the acquisition of a license from FIFA. In addition, a guarantee of €10 millions has been given in favor of several banks in respect of the financing of the business’ working capital;
—	guarantees given to various banks in an amount of €32 millions in respect of future media space buying transactions on behalf of the Group’s clients;
—	guarantees of payment of property taxes and charges relating to the Leo Burnett building in Chicago, for a total amount of €76 millions over the period up to 2012.

Credit lines
Unused credit lines as of June 30, 2005 amounted to €1 673 millions. They include lines of €1 035 millions available until December 2009 and lines of €638 millions whose maturity date is less than one year hence.
Commitments related to borrowings
Commitments related to the bonds and ORANEs issued by Publicis Groupe SA are unchanged since December 31, 2004, subject to the following:
—	Reduction in the number shares to be issued if a conversion request were to be made in respect of the 2018 Oceane, following the partial early redemption of this bond at the start of 2005. As of June 30, 2005, the number of shares to be issued if a conversion request were to be made in respect of all such bonds would be 6 633 921 (as against 17 624 521 shares at December 31, 2004).
—	Reduction in the number of equity warrants (BSA) following the partial buyback of such warrants in the first half of 2005. As of June 30, 2005, a total of 27 951 589 equity warrants, conferring a right to subscribe for 27 951 589 Publicis shares (as against 28 125 000 shares at December 31, 2004) remain outstanding.

Commitments to purchase minority interests
Commitments to purchase minority interests, valued as of June 30, 2005 on the basis of contractual clauses and the most recent available data, are recognized in balance sheet financial debt for an amount of €70 millions (€79 millions at December 31, 2004).
II.19. Financial instruments
The table below sets out a comparison, by category of assets and liabilities, of the book values and the fair values of all the Group’s financial instruments as of June 30, 2005.
Financial assets belonging to the “held-for-trading” and “available-for-sale” categories are already valued at fair value in the financial statements.
Financial debts are valued at amortized cost in the financial statements, in accordance with the effective interest rate method.

Millions of euros	Book value	Fair value

Financial assets

Cash and cash equivalents	1,094	1,094
Available-for-sale assets (IPG and others)	66	66
Other financial assets	80	80
Derivatives in asset position	26	26

Millions of euros	Book value	Fair value

Financial liabilities

Bonds with conversion options (OCEANEs) — debt component	833	903
ORANEs — debt component	38	53
Eurobond	750	781	(1)
Debt related to capital leases	151	174
Other debt	310	310
Derivatives in liability position	52	52

(1)	The fair value indicated corresponds to that of the Eurobond itself, without the related swap, i.e., it corresponds solely to the fixed rate euro debt.
The fair value of bonds (debt component for bonds with conversion options and ORANEs) has been calculated by discounting the expected future cash flows at market interest rates.

II.20. Segment information
The Group performed an analysis of the entities presented in its internal reporting in order to determine whether such entities constituted business segments to be disclosed separately. It appears, after regrouping services under a number of criteria (nature of products or services, production processes, type or category of clients, methods of distribution and supply of services, nature of regulatory environment), that the different activities identified do not present any significant divergences in terms of either profitability or risk.
In view of this analysis, and after taking account of practices in the sector, the Group considers that it operates in a single segment, being “Communications”.
Segment information is thus only presented from a geographical standpoint.

Information by geographic region

		North	Rest of the
Millions of euros	Europe	America	World	Total

June 2005
Revenues	786	829	317	1,932
Operating income before amortization of intangibles on acquisition and impairment	96	153	39	288
Other disclosures:
Goodwill and intangible assets, net	1,030	2,012	522	3,564
Property and equipment, net	326	224	57	607
Other non-current assets (excluding investments accounted for by the equity method)	199	340	90	629
Current assets (liabilities) (1)	(116)	(807)	(128)	(1,051)
Deferred tax liabilities	164	109	17	290
Long-term provisions	225	309	62	596

June 2004
Revenues	751	807	289	1,847
Operating income before amortization of intangibles on acquisition and impairment	83	145	30	258

December 2004
Revenues	1,584	1,633	615	3,832
Operating income before amortization of intangibles on acquisition and impairment	220	288	72	580
Other disclosures:
Goodwill and intangible assets, net	1,068	1,803	492	3,363
Property and equipment, net	353	206	51	610
Other non-current assets (excluding investments accounted for by the equity method)	229	291	66	586
Current assets (liabilities) (1)	(137)	(1,042)	(180)	(1,359)
Deferred tax liabilities	164	116	16	296
Long-term provisions	215	265	57	537

(1)	Current assets (liabilities) includes the following balance sheet captions:
—	Inventory and costs billable to clients

—	Accounts receivable

—	Other receivables and other current assets

—	Accounts payable

—	Income taxes payable

—	Short term provisions

—	Other creditors and other current liabilities

II.21. Publicis Groupe S.A. stock options
Options remaining to be exercised as of June 30, 2005 are as follows:

	Original	Plans which
	Publicis	originated
	plans	in Nelson	Total

Options remaining to be exercised at December 31, 2004	11,752,193	107,868	11,860,061
Options granted in the first half of 2005(1)	935,192	—	935,192
Options exercised in the first half of 2005	(9,880)	(4,303)	(14,183)
Options lapsed in the first half of 2005	(676,800)	—	(676,800)

Options remaining to be exercised as of June 30, 2005	12,000,705	103,565	12,104,270

(1)	A new tranche (20th tranche) of options was granted on May 24, 2005, which includes 935 192 options with an exercise price of 24.76 euros.
The impact of Publicis stock options on the income statement for the first half of 2005 was €10 millions.
II.22. Subsequent events
No material event of a nature to be disclosed has occurred since the balance sheet date.

III. BUSINESS ACTIVITY FOR THE FIRST HALF ENDED JUNE 20, 2005
III.1 Business highlights for the first half ended June 30, 2005
Trends observed in 2004 gathered pace in the first half of this year with growth remaining firm in North America, the Asia-Pacific area, Latin America and the Middle East, in contrast with patchier performances in Europe, where overall growth was moderate. Markets were on an upward track in the UK and Spain, but trailed in most continental countries, in particular France, Germany, the Netherlands and Scandinavia. New business also remained brisk, especially in media buying and consultancy, an area where, once again, several large accounts for US and world markets were put out for review in the first quarter. This included the largest single media buying review ever, from General Motors in the US.
Against this backdrop, Publicis Groupe turned in an excellent first-half performance, with organic growth rising from 4% in the first quarter to 8% in the second, to set organic growth for the first six months of the year at 6.1%. This vigorous rise reflects major new accounts booked at the end of 2004 and in early 2005, notably by media and healthcare communications agencies. New business remained at exceptional levels, with Publicis Groupe setting a new record of $6.1 billion (€4.8 billion) at June 30, the best performance on the market. Publicis Groupe was also placed first worldwide for net new business in both the Lehman Brothers New Business Scorecard and Bear Stearns rankings for the first six months of 2005. Noteworthy new accounts won in the period include General Motors (media buying) in the US, Rogers Communications in Canada and Telefonica/MoviStar in Spain and Latin America.
At the Cannes International Advertising Festival, held as always during the first half, Publicis Groupe came in second once again with 66 Lions, consolidating its reputation for creative flair. While all main Group networks won awards, the top scorer was Saatchi & Saatchi with 22 Lions.
Turning to business strategy, the first half saw the creation in April of Publicis Public Relations and Corporate Communications Group (PRCC), a common management body for our public relations entities, which include in particular Manning Selvage & Lee and Publicis Consultants. PRCC’s main purpose is to offer clients the best possible resources in this area, making the most of synergies between entities that had previously operated separately. PRCC should be joined by Freud Communications, a major PR agency in the UK in which Publicis is to acquire a 50.1% interest in a transaction to be closed over the summer. The Group has also launched Marcel, a new agency concept within the Publicis network, to expand its offering and better meet the needs of certain clients. Finally, the Group has signed an agreement to sell JCDecaux its 50% interests in JCDecaux Nederland and Sopact, and 33% of Métrobus, in which Publicis Groupe is majority shareholder. This will be done in coming months.
Another major focus in the first six months of 2005 was a continued drive to simplify and refinance the balance sheet. This involved, firstly, an offer for the early redemption of OCEANE convertible bonds maturing in 2018, which led to the redemption of 62% of the nominal amount of the issue and thus eliminated potential for future dilution associated with the possible issue of eleven million shares. Secondly, we made our first-ever straight bond issue for an amount of €750 millions maturing in seven years. This proved an outstanding success and was oversubscribed three times. The proceeds were used to finance the early redemption of a large part of the OCEANE 2018 convertible issue. The Group has also confirmed its intent to acquire an official investment-grade rating by the end of 2005.

Key figures for the first half

	H1 2005	H1 2004	% Change

Revenues	1,932	1,847	+4.6%
Operating income before depreciation and amortization	342	317	+7.9%
As a percentage of revenues	17.7%	17.2%
Operating income before amortization of intangibles on acquisition and impairment	288	258	+11.6%
As a percentage of revenues (operating margin)	14.9%	14%
Net financial costs	(45)	(82)
Group net income	130	87	+49%
III.2. Comments on the consolidated financial statements
      III.2.1. Statement of income
Revenues
Consolidated revenues of Publicis Groupe in the six months to June 30, 2005 came to €1,932 millions, showing a rise of 4.6% from €1,847 millions in the same period of 2004. The prime driver was organic growth, with limited changes in the scope of consolidation and exchange rates. These remained slightly unfavorable, in particular for the US dollar, which lost a further 4.5% on average against the euro over the period. However the overall impact of exchange rates remained very moderate at €36 millions, particularly when compared with 2004.
Organic growth reached 6.1% overall, including 4% in the first quarter and 8% in the second. Of the 6.1%, trends were 3.8% in Europe, 6.1% in North America, 10.5% in the Asia-Pacific area, 9.1% in Latin America and 16.8% in the rest of the world (i.e., Africa and the Middle East).
Operating margin
Group operating income (before amortization of acquisition-related intangibles and impairment of goodwill) stood at €288 millions compared with €258 millions in the same period of 2004, a rise of 11.6%. Operating margin (operating income before amortization of acquisition-related intangibles/revenues) thus rose 90 basis points from 14% to 14.9%, reflecting the healthy conversion of additional revenues into income, improved profitability in business areas including healthcare communications, and progress in optimizing operations and organization. All geographic areas contributed, with Europe up 30 basis points, North America up 40 basis points and the rest of the world up 190 basis points.
Closer analysis shows that payroll expense amounted to €1,178 millions or 61% of revenues in the year to June 30. While the figure is normally higher in the first half of the year, this nonetheless shows a slight rise from 60.3% in the same period of 2004, due primarily to hiring required to meet growth in operations and service new accounts. In contrast the ratio of other operating expense to revenues, down from €417 millions in first-half 2004 to €412 millions in 2005, declined 130 basis points from 22.6% to 21.3%. This was in large part attributable to past streamlining. Total operating expense as a percentage of revenues was down 50 basis points on a year and operating income before depreciation and amortization rose 8% to €342 millions.
Depreciation and amortization for the period amounted to €54 millions, down slightly from last year.
After amortization of acquisition-related intangibles, the statement of income shows €26 millions in non-current expense, with a full €22 millions representing losses due to the early redemption of 62% of the OCEANE 2018 bond issue. Operating income totaled €251 millions for the first half of 2005 compared with €243 millions for the same period of 2004, a rise of 3.3%.
Other income statement items
Financial results consisting of cost of financial debt and other financial expense totaled (45) million compared with (82) millions in the first half of 2004. This marked decline results primarily from the redemption of bonds with attached equity warrants in autumn 2004 and the partial redemption of the 2018 OCEANE issue in February 2005.
The tax rate was 33%, down a steep 300 basis points from 2004. This reflects continued efforts to optimize tax positions and simplify the legal structure of the group begun in the wake of the Bcom3 acquisition.
After a sharp rise in the contribution of companies consolidated on an equity basis and deduction of minority interests, little changed at (13) millions, consolidated net income came to €130 millions, showing a rise of 49% from €87 million in the first half of 2004.
Basic net earnings per share totaled €0.62 vs. €0.69 before impairment and capital loss on OCEANE 2018 transaction and diluted EPS €0.61 compared with €0.68 before impairment and capital loss on OCEANE 2018 transaction.
      III.2.2 Balance sheet and financing
Balance sheet
Consolidated shareholders’ equity excluding minority interests rose from €1,732 millions at December 31, 2004 to €1,894 millions as of June 30, 2005. Minority interests were practically unchanged at €27 millions compared with €31 millions at the end of 2004.
Net financial debt was up from €660 millions at December 31, 2004 to €1,014 millions as of June 30, 2005, a steep rise principally due to seasonally high working capital requirement. The ratio of net debt to shareholders’ equity thus rose from 37% at December 31, 2004 to 53% as of June 30, 2005. However net debt was still significantly lower than at June 30, 2004, when it stood at €1,227 millions, while average net debt stood at €1,070 millions over the six months, or €329 millions lower than in the first six months of 2004 when it was €1,399 millions. As already noted, approximately 62% of the nominal amount of the 2018 OCEANE convertible issue was redeemed during the period to June 30, and a straight bond issue amounting to €750 millions was made to partly finance the cost. The full amount of the new issue was swapped into US dollars to hedge the group net dollar denominated assets.
There was no significant change in other balance sheet items over the period excepting working capital, which deteriorated as is usual in the first six months of the year.

Cash
Net cash from operating activities amounted to €211 millions in the first half of 2005 compared with €195 millions in the same period of 2004, before the change in working capital requirement. Working capital requirement rose by €481 millions, which is usual at this time of year but which compares unfavorably with the level seen at the end of December 2004—a record low for Publicis Groupe. It should be noted that average working capital requirement improved by €187 millions in comparison with H1 2004. Also worth noting are outlays on restructuring, which came to €18 millions compared with €50 millions in the first half of 2004. Finally, net capital expenditure was limited to €33 millions compared with €78 millions in the first half of 2004, and acquisitions to €35 millions. The latter consisted solely of earn-out payments and buy-outs of minority interests.
      III.2.3 Full-Year Outlook
Full-year prospects for 2005 are satisfactory for advertising markets as a whole, even if Europe may lag other parts of the world for another year.
Publicis Groupe had an excellent first half, winning a large number of new accounts that should start contributing to growth in the second half of 2005 and in 2006. Visibility has improved, and we are convinced we can do better than the market and thus remain on an upward track. Our organic growth should be in a range of 5 to 6% in 2005 with operating margin even better than the 15.1% recorded in 2004 (under IFRS). Finally, the Group is poised to pursue its policy of reducing average net debt and generating cash. Moves to obtain an investment-grade rating are under way and should be completed by the end of the year. Outside acquisitions will remain very selective and should include several transactions in the second half.

IV. Statutory auditor’s report on interim financial information 2005
In our capacity as statutory auditors of Publicis Groupe S.A, and in accordance with Article L.232-7 of French Company Law (Code de Commerce), we have performed the following procedures:
—	a review of the accompanying summary of operations and income statement as they appear in the consolidated interim financial statements for the six-month period ended June 30, 2005.

—	an examination of the information provided in the Company’s interim report.
These interim consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.
These interim consolidated financial statements have been prepared in the process of application of IFRS as adopted in the European Union for 2005 consolidated financial statements, using IFRS accounting and measurement methods expected to be effective in the European Union and applied adopted by the company for 2005 consolidated financial statements, as described in note 1 to the financial statements which indicates that the accounting policies are identical to those described in the document related to the conversion to IFRS and disclosures of interim financial statements defined by Règlement Général of AMF. They include, for comparison purpose, information related to 2004 fiscal year and 2004 first half restated using the same rules.
We conducted our review in accordance with French professional standards. These standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information from Company management and other appropriate sources.
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly, in all material respects, the financial condition of the Group and the results of its operations for the period then ended in conformity with IFRS accounting and measurement methods expected to be effective in the European Union and applied by the company for 2005 consolidated financial statements, as described in note 1 to the financial statements and disclosures of interim financial statements defined by Règlement Général of AMF.
Without qualifying our conclusion, we draw your attention to Note 1 that
—	presents the options used for disclosure of consolidated financial statements, that do no include all the information required in the notes by IFRS as adopted in the European Union and that would allow to give a true and fair view of the financial condition of the group and the result of its operations according to that framework,

—	explains the reasons why the accompanying half-year consolidated financial statements may require adjustment before their inclusion as comparative information in the consolidated financial statements as at December 31, 2005 and in the half-year consolidated financial statements as at June 30, 2006.
We have also examined, in accordance with French professional standards, the information contained in the interim report on the consolidated interim financial statements that were the subject of our review.
We have nothing to report with respect to the fairness of such information and its consistency with the consolidated interim financial statements.
Paris, September 6, 2005

Statutory Auditors

Mazars & Guérard	Ernst & Young Audit

Philippe Castagnac	Isabelle Massa	Bruno Perrin

The English language version of this document is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation, views or opinion expressed therein, the original language version of the document in French takes precedence over the translation.

V. Additional information requested by the Autorité des marchés financiers
At the request of the Autorité des marchés financiers, paragraph 2.2 — Consolidated financial statements as of June 30, 2005 of this update is completed by the following information:
—	Notes annexed to the consolidated financial statements, note II.20 — Segment information.
The geographic breakdown of the information shown in the segment information tables is based on the locations of its agencies.

2.3 Conversion to IFRS standards
SUMMARY

I.	Consolidated Accounts for the Year ended December 31, 2004 (IFRS)

I.1.	Consolidated income statement
I.2.	Consolidated balance sheet
I.3.	Consolidated cash flow statement
I.4.	Statement of changes in shareholders’ equity

II.	Notes to the Consolidated Financial Statements (IFRS)

II.1.	Context of the publication of the financial statements
II.2.	Accounting policies
II.3.	Effects of the first application of IFRS

III.	Specific report by the statutory auditors on the December 31, 2004 IFRS financial information

IV.	Additional information requested by the Autorité des marchés financiers

I. Consolidated Accounts for the Year ended December 31, 2004 (IFRS)
I.1. Consolidated income statement

December 31, 2004
Millions of euros	IFRS

Revenues	3,832
Personnel expenses	(2,271)
Other operating expenses	(862)
Operating income before depreciation and amortization	699
Depreciation and amortization expense (excluding intangibles arising on acquisition)	(119)
Operating income before amortization of intangibles arising on acquisition and impairment	580
Amortization of intangibles arising on acquisition	(29)
Impairment	(215)
Non-current income (expense)	(10)
Operating income	326
Cost of net financial debt	(108)
Other financial income (expense)	(6)
Income of consolidated companies before taxes	212
Income taxes	(112)
Net change in deferred taxes related to the OBSA/CLN transactions and deferred tax assets related to the conversion to IFRS	198
Net income of consolidated companies	298
Equity in net income of non-consolidated companies	6
Net income before minority interests	304
Minority interests	(26)
Group net income	278

Per share data (in euros)
Number of shares — basic	210,535,541
Net earnings per share	1.32
Earnings per share before the after tax effect of impairment, the after tax effect of capital gains on the OBSA/Credit Linked Notes transactions and the recognition of deferred tax assets related to conversion to IFRS	1.19
Number of shares — diluted	233,984,337
Net earnings per share — diluted	1.29
Earnings per share before the after tax effect of impairment, the after tax effect of capital gains on the OBSA/Credit Linked Notes transactions and the recognition of deferred tax assets related to conversion to IFRS — diluted	1.17

I.2 Consolidated balance sheet

	December 31,
	2004	January 1, 2004
Millions of euros	IFRS	IFRS

Assets

Goodwill, net,	2,623	2,693
Intangible assets, net	740	916
Property and equipment, net	610	636
Deferred tax assets	443	423
Investments accounted for by the equity method	17	30
Other financial assets	143	513
Non-current assets	4,576	5,211

Inventory and costs billable to clients	437	416
Accounts receivable	3,282	3,263
Other receivables and other current assets	450	718
Cash and cash equivalents	1,186	1,415
Current assets	5,355	5,812

Total assets	9,931	11,023

Liabilities and shareholders’ equity

Capital stock	78	78
Additional paid-in capital and retained earnings	1,654	1,526
Shareholders’ equity	1,732	1,604
Minority interests	31	28
Total equity	1,763	1,632

Long-term financial debt	1,534	1,982
Deferred tax liabilities	296	440
Long-term provisions	537	610
Other non-current liabilities	—	5
Non-current liabilities	2,367	3,037

Accounts payable	3,694	3,592
Short-term financial debt	273	842
Income taxes payable	206	276
Short-term provisions	106	199
Other creditors and other current liabilities	1,522	1,445
Current liabilities	5,801	6,354

Total liabilities and shareholders’ equity	9,931	11,023

Net financial debt	660	1,011

I.3 Consolidated cash flow statement

2004
Millions of euros	IFRS

I- Cash flows from operating activities
Net income before minority interests	304
Income taxes	(86)
Cost of net financial debt	108
Capital gains on disposal (before tax)	10
Depreciation, amortization and impairment on property and equipment and intangible assets	363
Calculated income and expenses on stock options and similar items	20
Other calculated income and expenses	13
Equity in net income of unconsolidated companies	(6)
Dividends received from equity accounted investments	7
Restructuring expenditure	(79)
Taxes paid	(114)
Interest paid	(73)
Interest received	46
Change in working capital requirements	264
Net cash provided by operating activities	777

II- Cash flows from investing activities
Purchases of property and equipment and intangible assets	(104)
Proceeds from sale of property and equipment and intangible assets	3
Purchases of investments and other financial assets, net	468
Acquisitions of subsidiaries	(124)
Net cash flows provided by investing activities	243

III- Cash flows from financing activities
Dividends paid to parent company shareholders	(47)
Dividends paid to minority shareholders of subsidiaries	(23)
Increase in capital
Cash received on new borrowings	455
Reimbursement of borrowings	(1,307)
Net purchases of treasury stock	(9)
Net cash used in financing activities	(931)

IV- Impact of exchange rate fluctuations	(39)

Net change in consolidated cash flows (I + II + III + IV)	50
Cash and cash equivalents at January 1	1,415
Bank overdrafts at January 1	(451)

Net cash and cash equivalents at beginning of year	964
Cash and cash equivalents at December 31	1,186
Bank overdrafts at December 31	(172)

Net cash and cash equivalents at end of year	1,014

Net change in cash and cash equivalents	50

I.4 Statement of changes in shareholders’ equity

	Millions of euros				Gains and
				Reserves	losses
			Additional	and	recognized
Number		Capital	paid-in	retained	through	Shareholders’	Minority	Total
of shares		stock	capital	earnings	equity	equity	interests	equity

195 378 253	January 1, 2004 before deduction of treasury stock	78	2,557	(862)	154	1,927	28	1,955
(13 012 389)	Deduction of treasury stock existing at January 1 (a)			(323)		(323)		(323)
182 365 864	January 1, 2004 after deduction of treasury stock	78	2,557	(1,185)	154	1,604	28	1,632
	Change in value of available for sale assets (1)				(9)	(9)		(9)
	Change in cumulative translation adjustment				(110)	(110)	(1)	(111)
	Gains and losses recognized through equity	—	—	—	(119)	(119)	(1)	(120)
	Net income for the year			278		278	26	304
92 808	Increase in capital stock of Publicis Groupe SA	—	—	—	—	—	—	—
	Dividends paid		(20)	(27)		(47)	(23)	(70)
	Reversal of Saatchi & Saatchi provisions			2		2		2
	Reversal of Italian Bond provisions			3		3		3
	Share based remuneration			20		20		20
	Effect of acquisitions and of commitments to purchase minority interests						1	1
195 471 061	December 31, 2004 before deduction of treasury stock	78	2,537	(586)	35	2,064	31	2,095
(367 000)	Purchases/sales of treasury stock (b)			(9)		(9)		(9)
(13 382 843)	Deduction of treasury stock existing at December 31, 2004 (c=a+b)			(332)		(332)		(332)
182 088 218	December 31, 2004 after deduction of treasury stock	78	2,537	(918)	35	1,732	31	1,763

(1)	Amounts net of tax

	January 1, 2004	December 31, 2004

Revaluation of property	105	105
Changes in value of available for sale assets	49	40
Cash flow hedges	—	—
Cumulative translation adjustment	—	(110)

Total gains and losses recognized through equity	154	35

II. Notes to the consolidated financial statements (IFRS)
II.1 Context of publication
In application of European regulation N° 1606/2002 pertaining to international standards, issued on July 19, 2002, the consolidated financial statements for the 2005 financial year will be prepared in accordance with IAS /IFRS international standards applicable at December 31, 2005 as approved by the European Union.
The first financial statements to be published in accordance with IAS/IFRS standards will be those for the 2005 financial year, with a comparative for 2004 prepared under the same accounting standards.
In order to prepare for publication of such comparatives, Publicis has prepared 2004 financial information showing the expected impact of the conversion to IAS/IFRS standards on the Group’s figures, focusing in particular on:
—	The balance sheet at the date of transition, January 1, 2004, being the date at which the definitive effects of the conversion to the new standards will be recognized, through equity, in the published 2005 consolidated financial statements,

—	The balance sheet at December 31, 2004 and the income statement for the year then ended.
This 2004 financial information showing the expected impact of the conversion to IAS/IFRS standards was prepared by applying the IFRS standards and interpretations that Publicis considers it will have to apply in preparing its December 31, 2005 financial statements to its 2004 figures.
The basis for preparation of this 2004 financial information is thus a result of:
—	IFRS standards and interpretations applicable at December 31, 2005 as known to date,

—	Of Publicis’ current view of the likely resolution of technical questions and drafts in the course of being examined by the IASB and the IFRIC to the extent that such items could be applicable at the time of publication of the 2005 financial statements (this only involves the treatment of buyout commitments to minority shareholders),

—	Of options retained and exemptions used, which are those that Publicis will apply, in all likelihood, in preparing its first IFRS consolidated financial statements for 2005.
The opening balance sheet on the basis of which the consolidated financial statements for the 2005 financial year will actually be prepared could thus be different from the opening balance sheet presented hereafter.
This financial information has been prepared under the responsibility of Publicis’ management; it has been the subject of a presentation to the Management Board and the Audit Committee and to audit work carried out by the Statutory Auditors.

II.2 Accounting policies
II.2.1. Consolidation principles and policies
Reporting currency
Publicis prepares and reports its consolidated financial statements in euros.
Investments in subsidiaries
The consolidated financial statements include the financial statements of Publicis Groupe S.A. and its subsidiaries prepared to December 31 each year. Subsidiaries are consolidated as from the time that the Group obtains control until the date at which control is transferred to an entity outside the Group.
Control is the power to determine the financial and operational policies of an enterprise in order to obtain economic advantages from its activities. Control is presumed to exist when the parent company holds, directly or indirectly through subsidiaries, the majority of the voting rights in an enterprise. Control can also derive from the enterprise’s documents of incorporation, by virtue of contractual or statutory rights, from the power to appoint or dismiss the majority of the Board of Directors or from the power to cast the majority of votes.
Investments in associates
The Group’s investments in associates are accounted for under the equity method. An associate is an enterprise over which the Group has significant influence. This is presumed to be the case when the Group’s ownership percentage is greater than or equal to 20% and when the entity is neither a subsidiary nor an enterprise that is subject to the joint control of the Group and others.
Investments in associates are recognized in the balance sheet at acquisition cost, as increased or decreased by changes in the Group’s share in the net assets of the associate subsequent to acquisition. The Group’s investment includes the amount of any goodwill, which is treated in accordance with the Group’s accounting policy in this area as presented below. The income statement reflects the Group’s share in the after tax profit or loss of the associate.
Non-consolidated companies
Certain companies that meet the criteria listed above are not consolidated because of their non-significant nature (i.e., where non-group revenues are less than 2 million euros). Consolidating all of these companies would not have a significant impact on the consolidated financial statements.
Transactions in foreign currencies
Transactions in foreign currencies are recognized at the exchange rate applicable at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate applicable at the balance sheet date. All differences arising are recognized in the income statement except for differences on loans and borrowings which, in substance, form part of the net investment in a foreign entity. These latter differences are recognized through equity until such time as the net investment is disposed of or the loan or borrowing is repaid, at which time they are recognized through the income statement.

Translation of financial statements denominated in foreign currencies
The local currency denominated financial statements of subsidiaries located outside of the euro zone is translated into euros in the following manner:
—	Assets and liabilities are translated at year-end exchange rates;

—	Income statement items are translated at average exchange rates for the year;

—	Translation gains and losses resulting from the application of these rates are recognized in “Gains and losses recognized through equity — change in cumulative translation adjustment” for the Group share with the remainder being recorded in minority interests in the balance sheet.
Goodwill and fair value adjustments to assets and liabilities recognized in the context of the acquisition of a foreign entity are expressed in the functional currency of the acquired enterprise and translated at the exchange rate applicable at the balance sheet date.
Elimination of intercompany transactions
Transactions between consolidated subsidiaries are fully eliminated, as are the corresponding receivables and payables. Similarly intercompany gains or losses on sale, internal dividends and provisions relating to subsidiaries are eliminated from consolidated results.
2.2 Other accounting policies
Research and study costs
Publicis records costs of research and studies as expenses in the period in which they are incurred. These costs relate primarily to the following items: studies and tests related to advertising campaigns, development costs in respect of internet sites and related tools, research programs in respect of consumer behavior and advertisers’ needs in various areas, and studies and modeling conducted in order to optimize media purchases for the Group’s clients.
Development expenditure incurred on an individual project is capitalized when its future recoverability can be considered to be reasonably certain. All expenditure capitalized is amortized over the period over which it is expected that related sales will be made.
Goodwill
Goodwill arising on consolidation represents the difference between the acquisition cost of investments (including potential additional purchase price consideration, which is recognized in other liabilities when its payment is probable and it can be measured reliably) and the Group’s share in the fair value of identified assets and liabilities at the date of acquisition.
Goodwill recognized in the balance sheet is not amortized but is, rather, subject to impairment tests performed annually. Impairment tests are performed for the cash generating unit(s) to which the goodwill was allocated by comparing the recoverable value and the carrying amount of the cash generating unit(s). The Group considers that agencies or combinations of agencies are cash generating units.
The recoverable value of a cash generating unit is the greater of its fair value (generally its market value), net of costs of disposal, and its value in use. Value in use is determined on the basis of discounted future cash flows. Calculations are based on five-year cash flow forecasts, a terminal growth rate for subsequent cash flows and the application of a discount rate to all future flows. The discount rates used reflect current market assessments of the time value of money and the specific risks to which the cash generating unit is subject.

If the carrying amount of a cash generating unit is greater than its recoverable value, the assets of the cash generating unit are written down to their recoverable value. Impairment losses are allocated, firstly, to goodwill and are recognized through the income statement.
Intangible assets
Separately acquired intangible assets are recognized at acquisition cost. Intangible assets acquired in the context of a business combination are recognized at their fair value at the acquisition date, separately from goodwill, if they meet the two following conditions:
—	They are identifiable, i.e., they result from legal or contractual rights, and

—	They are separable from the acquired entity.
Intangible assets are comprised primarily of tradenames, client relationships and software.
Intangible assets with a finite useful life, such as client relationships, are amortized over their useful lives. Client relationships are amortized over a period which is generally between 13 and 40 years.
Tradenames, which are considered to have indefinite useful lives, are not amortized. They are subject to annual impairment tests which involve comparing their recoverable value to their carrying amount. All impairment losses are recognized in the income statement. Amortizable intangible assets are also subject to impairment tests if there are any indicators that they may have been impaired.
The method used to identify any impairment of intangible assets is based on discounted future cash flows. More precisely, for tradenames, the group uses the “royalty savings” method, which takes into account the future cash flows that the tradename would generate in royalties if a third party were prepared to pay them for use of the tradename. As regards client relationships, the method takes into account the discounted future cash flows expected to be generated by the clients. Independent experts perform the valuations. The financial factors used are consistent with those used for valuation of goodwill balances.
Capitalized software includes both software for internal use and software used for sales and marketing purposes, and is stated at either purchase cost or, when developed internally, at production cost.
Software is generally amortized over a period of one or two years, and never over more than three years.
Property and equipment
Property and equipment is stated at cost, as reduced by cumulative depreciation and impairment losses. Publicis opted to revalue its building at 133, Avenue des Champs — Elysées in Paris at its fair value at the date of transition to IFRS and to consider this value as being the deemed cost at the transition date.
If necessary the total cost of an asset is split among its individual components where they have different useful lives. In such cases each component is recognized separately and depreciated over its specific useful life.
Property and equipment is depreciated on a straight-line basis over the assets’ useful lives. Useful lives of property and equipment are generally as follows (straight-line method):
— Buildings: between 20 and 70 years.

— Fixtures, fittings and general installations: 10 years.

— Billboards: 4 to 20 years.

— Office furniture and equipment: 5 to 10 years.

— Vehicles: 4 years.

— Computer hardware: 2 to 4 years.

If any indicators imply that items of property and equipment may be impaired, the recoverable value of the property and equipment or the cash generating unit(s) to which such assets belong is compared to their carrying amount. Any impairment loss is recognized through the income statement.
Leases
Finance leases, which transfer substantially all the risks and rewards of ownership of the leased assets to the Group, are recognized in the balance sheet as from the outset of the lease contract at the lesser of the fair value of the leased asset and the discounted present value of minimum lease payments. Assets acquired under finance leases are recognized in property and equipment and a corresponding liability is recognized in financial debt. They are depreciated in accordance with the useful lives set out above. In the income statement, the lease rental expenses are replaced by the interest expense on the debt and the depreciation expense relating to the assets.
Leases under which the lessor does not transfer substantially all the risks and rewards inherent to ownership of the assets are classified as operating leases. Payments made under operating leases are recognized in the income statement on a straight-line basis over the period of the lease.
Investments
All investments are initially recognized at cost, which corresponds to either the price paid or the fair value of assets given in payment.
Subsequent to initial recognition, investments recognized in the “assets held-for-trading” or “assets available-for-sale” categories are measured at their fair value at the balance sheet date. Gains and losses arising on assets held-for-trading are recognized in the income statement. Gains and losses arising on available-for-sale assets are recognized in equity, on a specific line, until such time as the asset is sold or until it is shown that the asset is impaired.
Other long-term investments which are intended to be held-to-maturity, such as bonds, are measured subsequent to initial recognition at amortized cost using the effective interest rate method. For investments recognized at amortized cost, gains and losses are recognized in the income statement on disposal, or when the assets are impaired, and also through the process of amortization.
For investments that are actively traded on organized financial markets, fair value is determined by reference to the published market price at the balance sheet date. For investments in respect of which no market price is published on the basis of an active market, fair value is determined by reference to either that of an almost identical instrument or is calculated on the basis of the cash flows that are expected to be derived from the investment.
Loans and advances to equity accounted and non-consolidated companies
This account caption records financial receivables held by consolidated companies on both equity accounted companies and non-consolidated companies in which the Group has an investment.
A provision is recorded against these receivables when there is a recoverability risk resulting from the financial condition of the entities in question. Such provisions are included in the caption “Provisions on Other financial assets”.

Inventory and costs billable to clients
Inventory and costs billable to clients primarily comprise work-in-progress related to the advertising business, consisting of technical, creative and production work (graphic design, TV and radio production, editing, etc.), which is billable, but has not yet been billed to clients. They are recognized at cost and a provision is recorded when their net realizable value is lower than cost. Unbillable work or costs incurred relating to new client development activities are not recognized in assets except when they constitute expenses incurred during the proposal process which may be billed to the client under the terms of the contract.
Accounts receivable
Receivables and payables are recognized at the initial amount of the invoice. An allowance for doubtful accounts is recognized for receivables for which there is a risk of non-recovery.
Accounts receivable denominated in foreign currencies are valued at the year-end exchange rate. Unrealized foreign exchange gains and losses are recognized in the income statement.
Cash and cash equivalents
Cash and cash equivalents include cash in bank, petty cash, and money market funds and monetary mutual funds with an initial maturity of less than three months.
For the purposes of the consolidated cash flow statement, cash includes both cash and cash equivalents as defined above, net of bank overdrafts.
Treasury stock
Irrespective of its intended use, all treasury stock is recognized as a deduction from shareholders’ equity.
Derivatives
The Group uses derivatives such as foreign currency and interest rate hedges in order to hedge its current or future positions against foreign exchange rate risk or interest rate risk. These derivatives are measured at their fair value.
Once they are designated as hedges for accounting purposes, it is necessary to distinguish between:
—	Fair value hedges, which are used to hedge against changes in the fair value of a recognized asset or liability, and

—	Cash flow hedges, which are used to hedge against exposure to changes in future cash flows,
For hedges related to a recognized asset or liability, all gains and losses resulting from the remeasurement of the hedging instrument at fair value are recognized immediately in the income statement. In parallel, all gains or losses on the hedged item change the carrying value of this item with the double entry being to the income statement.
For hedges in respect of firm commitments which meet the conditions for use of hedge accounting (hedges of future cash flows), the portion of the gain or loss realized on the hedging instrument that is determined to be an effective hedge is recognized through equity. The ineffective portion is recognized immediately in the income statement. Gains and losses previously recognized through equity are taken to the income statement of the period in which the firm commitment affects results, for example when the sale effectively takes place.
In the case of derivatives which do not meet the criteria for hedge accounting, all gains and losses resulting from changes in their fair value are recognized directly in the income statement of the period.

Cash and cash equivalents
Cash and cash equivalents include cash in bank, petty cash, and money market funds with an initial maturity of less than three months and monetary mutual funds.
For the purposes of the consolidated cash flow statement, cash includes both cash and cash equivalents as defined above, net of bank overdrafts.
Treasury stock
Irrespective of its intended use, all treasury stock is recognized as a deduction from shareholders’ equity.
Bonds
•	Bonds reimbursable in cash:

The bonds are initially recognized at their fair value, which generally corresponds to the amount of cash received, net of issue costs.

Subsequent to initial recognition, bonds are recognized at amortized cost, using the effective interest rate method, which takes account of all issue costs and any redemption premium or discount.

•	Bonds with conversion options and bonds reimbursable in shares

In the case of bonds convertible into shares (OCEANEs), bonds reimbursable in shares (ORANEs) and bonds with detachable equity warrants (OBSAs), the hybrid financial instrument is broken down into a debt component and an equity component as of the date of initial recognition. The fair value of the debt component on issue is determined by discounting the future contractual cash flows using the market interest rate that would have been applicable if the company had issued a bond with the same conditions but without a conversion option. The debt component is subsequently measured on an amortized cost basis.

The value of the equity component is determined at the date of issue as the difference between the fair value of the debt component and the fair value of the entire bond. The value of the conversion option is not revised during subsequent financial years.

Issue costs are allocated between the debt component and the equity component on the basis of their respective carrying amounts at the date of issue.
Provisions
Provisions are recognized when:
—	The Group has a current obligation (legal or constructive) resulting from a past event,

—	It is probable that an outflow of resources embodying economic benefits will be necessary to extinguish the obligation, and,

—	The amount of the obligation can be estimated reliably.
If the effect of the time value is material, provisions are discounted to present value. Increases in the amount of provisions resulting from the unwinding of the discount are recognized as financial expenses.
•	Provisions for litigation and claims

The Group recognizes a provision in each case where a risk related to litigation or a claim of any type (commercial, regulatory, tax or employee related) is identified, where it is probable that an outflow of resources will be necessary to extinguish this risk and where a reliable estimate of costs to be incurred can be made. In such cases, the amount of the provision is determined by the agencies and their experts, under the supervision of the Group’s head office teams, on the basis of their best estimate of the probable costs related to the litigation or the claim.

•	Provisions for restructuring

Restructuring costs are fully provided for in the period in which the decision to implement the restructuring plan is made and announced.

In the context of an acquisition, restructuring plans which do not constitute liabilities for the acquired enterprise at the date of acquisition are recognized as expenses.

These costs consist primarily of severance and early retirement payments, other employment expenses, and, in some cases, of write-downs of property and equipment and other assets.

•	Vacant property provisions

A provision is recognized for the amount of rent and related expenses to be paid — net of any sublease revenues to be received — for all buildings that are sublet or vacant and are not intended to be used in the context of the Group’s principal activities.

In the context of acquisitions, provisions are also recorded when the acquired company has property rental contracts with less favorable terms than those prevailing in the market at the acquisition date.

•	Pensions and other post-employment benefits

The Group recognizes commitments related to pensions and other post-employment commitments in accordance with the type of plan in question:
—	Defined contribution plans: the amount of Group contributions paid to the plan is recognized as an expense of the period;

—	Defined benefit plans: the cost of defined benefits is separately determined for each plan using the projected unit cost actuarial method. Actuarial gains and losses are recognized in income or expense when cumulative non-recognized actuarial gains and losses for a given scheme exceed 10% of the greater of the amount of the defined benefit commitment obligation or the fair value of plan assets. These gains and losses are recognized over the expected average residual working life of the employees covered by the plans.
The effect of unwinding the discount on employee benefit commitments, net of the expected return on plan assets is recognized in Other financial income (expense).
Revenues
A written agreement with clients (purchase order, letter, contract, etc.) indicating the nature and the amount of the work to be performed is required for the recognition of revenue. The Group’s revenue recognition policies are summarized below:
•	For commission based customer arrangements (excluding production):
—	advertising creation: recognition at date of publication or broadcast,

—	media space buying services: recognition at date of publication or broadcast;
•	For other customer arrangements (project based arrangements, fixed fee arrangements, time-based arrangements, etc.) and technical advertising sales (production): Revenue is recognized in the accounting period in which the service is rendered. Services are considered to be rendered by reference to the percentage-of-completion method, irrespective of whether invoices have been issued to the client or not, once the outcome of the transaction can be estimated reliably.

Publicis stock options
The fair value of options granted is recognized in personnel expenses over the vesting period of the options.
For plans in respect of which exercise depends on achievement of objectives, the Group evaluates the probability that the objectives will be achieved and takes account of this estimate in its calculation of the number of shares to be issued.
Non-current income (expense)
Publicis presents items that do not derive from ordinary activities in Non-current income (expense). This caption notably includes capital gains and losses on disposal of assets.
Cost of net financial debt and other financial income (expense)
Cost of net financial debt includes interest expense on financial debt and interest income on cash and cash equivalents.
Other financial income (expense) mainly includes the effects of unwinding of discount on vacant property provisions and on pensions provisions (net of return on plan assets), changes in the fair value of derivatives and foreign exchange gains and losses.
Income taxes
Net income is taxed based on the tax laws and regulations in effect in the respective countries where the income is recognized. Deferred taxes are recognized using the balance sheet liability method in respect of temporary differences between the tax value and the carrying amount of assets and liabilities.
Deferred tax assets are recognized for deductible temporary differences, loss carryforwards and unused tax credits to the extent that it is probable that taxable profits against which such items can be used will be available in future years.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and if necessary is reduced to the extent that it is no longer probable that sufficient taxable profits for the use of all or part of the deferred tax asset will be available
Deferred tax assets and liabilities are measured on the basis of tax rates expected to be applicable in the year in which the asset will be realized or the liability settled. The tax rates used are those that have been enacted, or virtually enacted, at the balance sheet date.
Earnings per share and diluted earnings per share
Earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, including the effect of redemption of ORANEs in shares, as ORANEs are contractually reimbursable in ordinary shares.
Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, after cancellation of interest on bonds reimbursable in, or convertible into, ordinary shares, by the weighted average number of ordinary shares in issue during the period adjusted by the effect of dilutive options, dilutive equity warrants and the conversion of bonds convertible into ordinary shares (OCEANEs).
In the calculation of diluted earnings per share, only instruments with a dilutive effect, i.e., those whose effect is to reduce net earnings per share, are taken into account.
For instruments in respect of which settlement is made on exercise of the rights, the treasury stock method is used.

II.3. Effects of first time application of IFRS
II.3.1 Presentation of standards applied
This note sets out, firstly, the principles retained for the preparation of the opening IFRS balance sheet at January 1, 2004 and, secondly, divergences with the French accounting standards previously applied. It also sets out their financial effects on the opening and closing balance sheets and on results for the 2004 financial year.
Financial reporting for 2004 on the transition to IFRS is prepared in accordance with the requirements of IFRS 1 “First time adoption of IFRS” and with the requirements of the standards and interpretations published by the IASB and adopted by the European Union which enterprises may opt to apply before January 1, 2005.
Publicis has opted for early adoption of IAS 32 and IAS 39 as from January 1, 2004. Publicis is not concerned by any of the paragraphs of IAS 39 that have not been adopted by the European Union. Publicis has thus applied IAS 39 in its entirety in its IFRS financial reporting for 2004.
While awaiting a specific decision from either the IASB or the IFRIC, commitments to purchase minority interests have been recognized, in accordance with IAS 32 “Financial instruments”, in financial debt.
II.3.2 Accounting options related to first time adoption of IFRS
IFRS financial reporting for 2004 is prepared in accordance with the requirements of IFRS 1. Retrospective application in the opening balance sheet of the accounting policies retained for IFRS financial reporting constituted the general rule applied for adjustment. The effect of these adjustments is recognized through shareholders’ equity.
The optional exceptions to retrospective application of IFRS standards, allowed by IFRS 1 for preparation of the opening balance sheet, are as follows:
Business combinations
Publicis opted for the possibility not to restate prior classification and methods used for business combinations that took place before the transition date. As from this date, business combinations are treated in accordance with the requirements of IFRS 3.
Furthermore, the gross value of goodwill under IFRS at January 1, 2004 is deemed to be equal to the net value of such goodwill under French standards.
Cumulative translation adjustments
Publicis opted to not identify, and reconstitute as separate components of shareholders’ equity, cumulative translation adjustments at the date of transition to IFRS. Cumulative translation adjustments resulting from the translation of the accounts of foreign companies were thus cancelled at the date of transition to IFRS and any gains and losses on future disposals of these foreign entities will only take account of translation adjustments generated after the IFRS transition date.

Actuarial gains and losses on pension commitments
Publicis opted to recognize all actuarial gains and losses in respect of employee benefit schemes at the IFRS transition date. This treatment had already been adopted in the 2004 consolidated financial statements as prepared in accordance with French accounting standards.
Measurement of certain tangible assets at fair value as deemed cost
Publicis opted to revalue its building at 133, avenue des Champs Elysées in Paris, at its fair value and to consider this value as being the deemed cost at the transition date.
The fair value of this building at the transition date amounts to 164 million euros, which represents an adjustment of 159 million euros compared to its carrying amount under previous accounting standards. The valuation was performed by an independent expert.
Publicis option plans
Publicis only applies IFRS 2, share based payments, for option plans granted after November 7, 2002 whose rights have not yet vested before January 1, 2005.

II.3.3. Impact of conversion to IFRS standards
II.3.3.1 Impact of first time application of IFRS standards
Impact of first time application of IFRS standards at January 1, 2004

	French	IFRS	IFRS	January 1, 2004
Millions of euros	standards(1)	reclassifications	adjustments	IFRS

Assets
Goodwill, net	2,596	—	97	2,693
Intangible assets, net	916	—	—	916
Property and equipment, net	463	—	173	636
Deferred tax assets		405	18	423
Investments accounted for by the equity method	30			30
Other financial assets	476	(12)	49	513
Non-current assets	4,481	393	337	5,211

Inventory and costs billable to clients	416	—	—	416
Accounts receivable	3,263	—	—	3,263
Other receivables and other current assets	1,095	(393)	16	718
OCEANE redemption premium	215	—	(215)	—
Marketable securities	196	(196)	—	—
Cash	1,219	(1,219)	—	—
Cash and cash equivalents	—	1,415	—	1,415
Current assets	6,404	(393)	(199)	5,812

Total assets	10,885	—	138	11,023

	French	IFRS	IFRS	January 1, 2004
Millions of euros	standards(1)	reclassifications	adjustments	IFRS

Liabilities and equity
Capital stock	78	—	—	78
Additional paid-in capital and retained earnings	626	—	900	1,526
Shareholders’ equity	704	—	900	1,604
Minority interests	55	—	(27)	28
Total equity	759	—	873	1,632

ORANEs	495	—	(495)	-

Long-term financial debt	3,188	(675)	(531)	1,982
Deferred tax liabilities		232	208	440
Long-term provisions	1,041	(431)	—	610
Other non-current liabilities	—	5	—	5
Non-current liabilities	4,229	(869)	(323)	3,037

Accounts payable	3,590	—	2	3,592
Short-term financial debt	—	761	81	842
Income taxes payable	—	276	—	276
Short-term provisions	—	199	—	199
Other creditors and other current liabilities	1,812	(367)	—	1,445
Current liabilities	5,402	869	83	6,354

Total liabilities and equity	10,885	—	138	11,023

(1)	French standards at January 1, 2004 after taking account of changes in accounting policies related to CRC rule 04-03 related to the consolidation of special purpose entities (which applies to the entity which issues the Credit Linked Notes) and recommendation n° R-03-01, issued on April 1, 2003 related to rules for the recognition and measurement of commitments for pension and similar benefits.

Shareholders’ equity at December 31, 2003, in accordance with CRC rule 99-02, as published	726
Effects of changes in accounting policy	(22)
Shareholders’ equity at January 1, 2004, in accordance with CRC rule 99-02	704

Details of impact of IFRS adjustments on the balance sheet at January 1, 2004

	Building at			Commitments		Total IFRS
	133		Available-	to purchase		adjustments
	Champs-	Financing	for-sale	minority		January 1,
Millions of euros	Elysées	Instruments	assets	interests	Other	2004

Assets
Goodwill, net				97		97
Intangible assets, net Property and equipment, net	159				14	173
Deferred tax assets		18				18
Investments accounted for by the equity method
Other financial assets			49			49
Non-current assets	159	18	49	97	14	337

Inventory and costs billable to clients
Accounts receivable
Other receivables and other current assets		14			2	16
OCEANE redemption premium		(215)				(215)
Cash and cash equivalents
Current assets		(201)			2	(199)

Total assets	159	(183)	49	97	16	138

	Building at			Commitments		Total IFRS
	133		Available-	to purchase		adjustments
	Champs-	Financing	for sale	minority		January 1,
Millions of euros	Elysées	Instruments	assets	interests	Other	2004

Liabilities and equity
Capital stock
Additional paid-in capital and retained earnings	104	742	49		5	900
Shareholders’ equity	104	742	49		5	900
Minority interests				(32)	5	(27)
Total equity	104	742	49	(32)	10	873
ORANEs		(495)				(495)
Long-term financial debt		(579)		48		(531)
Deferred tax liabilities	55	149			4	208
Long-term provisions
Other non-current liabilities
Non-current liabilities	55	(430)		48	4	(323)
Accounts payable					2	2
Short-term financial debt				81		81
Income taxes payable
Short-term provisions
Other creditors and other current liabilities
Current liabilities				81	2	83
Total liabilities and equity	159	(183)	49	97	16	138

See Note 3.3.3	a	b	c	f	g

Impact of application of IFRS standards on the income statement for 2004

	French	IFRS	IFRS	2004
Millions of euros	standards	reclassifications	adjustments	IFRS

Revenues	3,825	7		3,832
Personnel expenses	(2,197)	(54)	(20)	(2,271)
Other operating expenses	(921)	59		(862)
Operating income before depreciation and amortization	707	12	(20)	699
Depreciation and amortization expense (excluding intangibles arising on acquisition)	(117)		(2)	(119)
Operating income before amortization of intangibles arising on acquisition and impairment	590	12	(22)	580
Amortization of intangibles arising on acquisition	(29)			(29)
Impairment (1)	(123)	(88)	(4)	(215)
Non-current income (expense)	0	23	(33)	(10)
Operating income	438	(53)	(59)	326
Net financial costs	(39)	39	—	—
Interest income (expense) on net financial debt		(45)	(63)	(108)
Other financial income (expense)		(6)		(6)
Income of consolidated companies before taxes	399	(65)	(122)	212
Exceptional items	23	(23)	—	—
Income taxes	(134)		22	(112)
Net change in deferred taxes related to the OBSA/CLN transactions and deferred tax assets related to the conversion to IFRS	130		68	198
Net income of consolidated companies	418	(88)	(32)	298
Equity in net income of non-consolidated companies	6			6
Goodwill amortization	(188)	88	100	—
Net income before minority interests	236	—	68	304
Minority interests	(26)			(26)
Group net income	210	—	68	278

Per share data (in euros)
Number of shares — basic	182,410,451			210,535,541
Earnings per share	1.15			1.32
Number of shares — diluted	251,607,849			233,984,337
Earnings per share — diluted	0.97			1.29

(1)	Under French standards this line only includes impairment on intangibles arising from acquisitions (goodwill impairment is included in the “goodwill amortization” line)

Details of impact of IFRS adjustments on the 2004 income statement

					Total IFRS
	Financing	Stock	Goodwill		adjustments
Millions of euros	instruments	options	amortization	Other	to 2004

Revenues
Personnel expenses		(20)			(20)
Other operating expenses
Operating income before depreciation and amortization		(20)			(20)
Depreciation and amortization expense (excluding intangibles arising on acquisition)				(2)	(2)
Operating income before amortization of intangibles arising on acquisition and impairment		(20)		(2)	(22)
Amortization of intangibles arising on acquisition
Impairment			(4)		(4)
Operating income	(33)	(20)	(4)	(2)	(59)
Interest income (expense) on net financial debt	(63)				(63)
Other financial income (expense)
Income of consolidated companies before taxes	(96)	(20)	(4)	(2)	(122)
Income taxes	22				22
Net change in deferred taxes related to the OBSA/CLN transactions and deferred tax assets related to the conversion to IFRS	11			57	68
Net income of consolidated companies	(63)	(20)	(4)	55	(32)
Equity in net income of non-consolidated companies
Goodwill amortization			100		100
Net income before minority interests	(63)	(20)	96	55	68
Minority interests
Group net income	(63)	(20)	96	55	68

See Note 3.3.3	b	c	d	g

Impact of application of IFRS standards at December 31, 2004

				December 31,
		IFRS	IFRS	2004
Millions of euros	French standards	reclassifications	adjustments	IFRS

Assets
Goodwill, net	2,470	—	153	2,623
Intangible assets, net	740	—	—	740
Property and equipment, net	439	—	171	610
Deferred tax assets	—	371	72	443
Investments accounted for by the equity method	17			17
Other financial assets	106		37	143
Non-current assets	3,772	371	433	4,576

Inventory and costs billable to clients	437	—	—	437
Accounts receivable	3,282	—	—	3,282
Other receivables and other current assets	833	(371)	(12)	450
OCEANE redemption premium	202	—	(202)	—
Marketable securities	67	(67)	—	—
Cash	1,128	(1,128)	—	—
Cash and cash equivalents		1,195	(9)	1,186
Current assets	5,949	(371)	(223)	5,355

Total assets	9,721	—	210	9,931

Liabilities and equity
Capital stock	78			78
Additional paid-in capital and retained earnings	803		851	1,654
Shareholders’ equity	881		851	1,732

Minority interests	46		(15)	31

Total equity	927		836	1,763

ORANEs	495		(495)	—

Long-term financial debt	1,960	(146)	(280)	1,534
Deferred tax liabilities		184	112	296
Long-term provisions	827	(290)		537
Other non-current liabilities
Non-current liabilities	2,787	(252)	(168)	2,367

Accounts payable	3,694			3,694
Short-term financial debt		236	37	273
Income taxes payable		206		206
Short-term provisions		106		106
Other creditors and other current liabilities	1,818	(296)		1,522
Current liabilities	5,512	252	37	5,801

Total liabilities and equity	9,721	—	210	9,931

Details of impact of IFRS adjustments on the December 31, 2004 balance sheet

	Building at				Commitments to
	133			Available-	purchase		Total IFRS
	Champs-	Financing		for-sale	minority		adjustments
Millions of euros	Elysées	Instruments	Goodwill	assets	interests	Other	Dec 31, 2004

Assets
Goodwill, net			94		59		153
Intangible assets, net
Property and equipment, net	158					13	171
Deferred tax assets		15				57	72
Investments accounted for by the equity method
Other financial assets				37			37
Non-current assets	158	15	94	37	59	70	433

Inventory and costs billable to clients
Accounts receivable
Other receivables and other current assets		(12)					(12)
OCEANE redemption premium		(202)					(202)
Cash and cash equivalents						(9)	(9)
Current assets		(214)				(9)	(223)

Total assets	158	(199)	94	37	59	61	210

Liabilities and equity

Capital stock
Additional paid-in capital and retained earnings	104	564	94	37		52	851
Shareholders’ equity	104	564	94	37		52	851

Minority interests					(20)	5	(15)

Total equity	104	564	94	37	(20)	57	836

ORANEs		(495)					(495)

Long-term financial debt		(322)			42		(280)
Deferred tax liabilities	54	54				4	112
Long-term provisions
Other non-current liabilities
Non-current liabilities	54	(268)			42	4	(168)

Accounts payable
Short-term financial debt					37		37
Income taxes payable
Short-term provisions
Other creditors and other current liabilities
Current liabilities					37		37

Total liabilities and equity	158	(199)	94	37	59	61	210

See Note 3.3.3	a	b	d	e	f	g

II.3.3.2 Nature of reclassifications
The reclassifications are mainly generated by the new presentation of the Group’s financial statements.
Presentation of the consolidated income statement
On transition to IFRS, Publicis Groupe has modified the presentation of its consolidated income statement. In particular, items previously presented in exceptional items have been reclassified within operating income and the net effect of unwinding of discounting on pension commitments is presented in other financial income (expense) for an amount of 5 million euros. Furthermore, in order to better reflect the substance of transactions, expenses related to interim personnel and freelances whose contracts do not exceed 90 days were reclassified from the “other operating expenses” caption to the “personnel expenses” caption.
Presentation of the consolidated balance sheet
On transition to IFRS, Publicis Groupe has adopted a balance sheet presentation which distinguishes between current items and non-current items. The changes notably concern financial debt, provisions and debt related to acquisition of investments, in respect of which liabilities are now broken down into a current portion for amounts payable in less than one year and a non-current portion for the remainder. Furthermore, liabilities related to the acquisition of investments in subsidiaries, classified under “Other creditors and other liabilities” under French standards, have been reclassified into financial debt.
In accordance with the revised version of IAS 1, deferred taxes have been classified as non-current items.
Presentation of the consolidated cash flow statement
In accordance with IAS 7, the amount of interest paid and the amount of taxes paid have been shown separately.
II.3.3.3 Nature of adjustments
a) Revaluation of the Champs Elysées building
Publicis opted to revalue its building situated at 133, avenue des Champs Elysées in Paris at its fair value at the date of transition to IFRS and to consider this amount to be its deemed cost at that date.
Effect on the transition date balance sheet at January 1, 2004
The fair value of the building at the transition date amounted to 164 million euros, which represents an adjustment of 159 million euros compared to its carrying amount under previous accounting standards (adjustment of 104 million euros net of tax). The valuation was performed by an independent expert
Effect on 2004 results
The effect on results for 2004, and for the first half of 2004, is not material.
b) Financing instruments
Treatment of bonds with conversion options and bonds reimbursable in shares
In the case of bonds convertible into shares (OCEANEs), bonds reimbursable in shares (ORANEs) and bonds with detachable equity warrants (OBSAs), the hybrid financial instrument is broken down into a debt component and an equity component as of the date of initial recognition.

The value of the equity component is determined at the date of issue as the difference between the fair value of the debt component and the fair value of the entire bond. The value of the conversion option is not revised during subsequent financial years.
The fair value of the debt component on issue is determined by discounting the future contractual cash flows using the market interest rate that would have been applicable if the company had issued a bond with the same conditions but without a conversion option. The debt component is subsequently measured on an amortized cost basis.
The redemption premium on the OCEANE 2018 was fully reclassified in liabilities at January 1, 2004.
Issue costs are allocated between the debt component and the equity component on the basis of their respective carrying amounts at the date of issue.
Finance costs are calculated on the basis of the effective interest rate and not the contractual rate.
For the OCEANE 2018, issued in January 2002, the period retained for the evaluation of contractual cash flows is four years, representing the duration of the loan, taking account of the early reimbursement option that bondholders can exercise on January 18, 2006.
The fair value of the hybrid instruments is their value on issue, except for the instruments issued as consideration on acquisition of Bcom3 (ORANEs and OBSAs) for which the fair value at the acquisition date was estimated.
On the basis of the detailed clauses of the contract, the ORANEs were allocated between an equity component and a debt component. The debt component was estimated on the basis of the discounted minimum coupon flows.
The market rates retained, and the allocations between debt components and equity components on issue, are shown in the table below:

	Discount rate
	used for
	calculation of the			Fair value	Fair value
	debt		Fair value	of the	of the
	(market rate on		of the debt	conversion	instrument
Millions of euros	issue)	Date of issue	on issue	option	on issue

OBSA	8.5%	September 2002	445	197	642
OCEANE 2018	7.37%	January 2002	580	110	690
OCEANE 2008	6.61%	July 2003	509	163	672
ORANEs (1)	8.5%	September 2002	47	448	495

Total			1,581	918	2,499

(1)	Classified in a separate caption “ORANEs”, outside shareholders equity, under French standards.

Effect on the transition date balance sheet at January 1, 2004

	Discount rate
	used for	Effect in
	calculation	reducing the		Impact net of tax
	of the debt	amount of		on shareholders’
	(market rate	the debt at		equity at
Millions of euros	on issue)	January 1, 2004		January 1, 2004
OBSA	8.5%	(187)		123 (3)
OCEANE 2018	7.37%	(280	)(2)	36
OCEANE 2008	6.61%	(155)		97
ORANEs (1)	8.5%	43		467

Total		(579)		723

(1)	Classified in a separate caption “ORANEs”, outside shareholders equity under French standards.

(2)	Including (215) million euros resulting from the reclassification of the redemption premium into debt.

(3)	Detachable equity warrants on the OBSAs.

Effect on 2004 results
The pretax effect of the additional finance expense for 2004 can be analyzed as follows:

Additional
finance expense
Millions of euros	2004

OBSA	7 (1)
OCEANE 2018	30
OCEANE 2008	29
ORANEs	(3)

Total	63

(1)	Restatement of the reversal through the income statement of the detachable equity warrants recognized under French GAAP.
The effect on 2004 takes account of the early redemption of the bond component of the OBSA in September 2004.
The after tax effect amounts to 41 million euros.
Treatment of Credit Linked Notes and the transaction involving the sale of the CLNs and the redemption of the bond component of the OBSA
The consolidation of the entity which issued the CLNs, effective under French standards as of January 1, 2004, did not involve taking account of the related derivatives (an asset swap and a credit default swap). Under IFRS standards, the asset swap and the credit default swap are recognized in the balance sheet at their fair value. Changes in fair value are taken to the income statement.
Effect on the transition date balance sheet at January 1, 2004
The fair value of the derivatives at January 1, 2004, 28 million euros, was recognized in the opening balance sheet. The net effect on shareholders equity amounts to 19 million euros.
Effect on 2004 results
The capital gain on disposal of the Credit Linked Notes and the bond component of the OBSA, recognized in September 2004, is reduced by a total amount of 22 million euros net of tax.

Effect on the balance sheet at December 31, 2004
Because of this transaction, the detachable equity warrants were reclassified into shareholders’ equity under French standards in 2004 for an amount of 118 million euros net of deferred taxes. This reclassification is to be cancelled in the IFRS financial statements as it has already been taken into account in the opening balance sheet.
c) Publicis stock options
Recognition of the fair value of options granted in expenses over the vesting period increases personnel expenses with the double entry being recognized through equity.
As the option to only restate plans subsequent to November 7, 2002 was retained, the accompanying table summarizes the main assumptions and calculations in respect of these plans:

	16ème	17ème		18ème	19ème
	tranche	tranche		tranche	tranche
Millions of euros		a	b		a	b

Initial valuation per option granted	7.83	6.67	7.56	5.05	3.16	4.02

Assumptions:
Share price at the date of grant (in euros)	24.84	24.84	24.84	23.14	23.14	23.14
Exercise price (in euros)	24.82	24.82	24.82	24.82	24.82	24.82
Volatility of the Publicis share	34%	34%	34%	24%	24%	24%
Average duration of the option	5.0	3.7	4.7	5.0	2.6	3.6
Rate of return of dividends	1.12%	1.12%	1.12%	1.12%	1.12%	1.12%
Effect on 2004 results
The effect on 2004 results is an expense of 20 million euros.
d) Goodwill amortization
Under IFRS, goodwill is no longer amortized but is subject to impairment tests. The effect of cancellation of goodwill amortization previously recognized under French standards amounts to 100 million euros.
No additional impairment over and above that recognized under French standards needs to be recognized as the Group, under French standards, uses the discounted future cash flow method and analyses the value in use of goodwill at a level consistent with the definition of a cash generating unit.
Furthermore the Group benefited from tax gains in an amount of 4 million euros resulting from the loss carryforwards of the Bcom3 Group existing prior to the acquisition date. In order to neutralize the effect of on the income statement, an impairment loss on goodwill is recognized for the same amount.
e) Available-for-sale assets
Interpublic shares were reclassified as available-for-sale assets and measured at their fair value in the opening balance sheet with an effect of 49 million euros at January 1, 2004. Fair value decreased by 12 million euros in 2004 and this amount was recognized through equity (including 3 million euros of cumulative translation adjustment).
f) Commitments to purchase minority interests
Publicis has made commitments to shareholders of fully consolidated subsidiaries to purchase their minority shareholdings.

Under French standards, these commitments to purchase minority interests were presented as off-balance sheet items.
Under IFRS standards, while awaiting a specific IFRIC interpretation or IFRS standard, the following accounting treatment has been retained in accordance with currently applicable IFRS standards:
—	On initial recognition, these commitments are recognized in financial debt at the discounted value of the purchase commitment, with the double entry being booked to minority interests and, for the balance, to goodwill,

—	Subsequent changes in the value of the commitment are recognized by adjusting the amount of goodwill,

—	On expiration of the commitment, if the purchase does not take place, the entries previously recognized are reversed; if the purchase is completed, the amount recognized in financial debt is reversed against the cash outflow related to the purchase of the minority shareholding.
Effect on the transition date balance sheet at January 1, 2004 and on the balance sheet at December 31, 2004
The liability amounts to 129 million euros in the opening balance sheet and 79 million euros in the balance sheet at December 31, 2004.
g) Other
— Foreign currency hedging instruments
The fair value of hedging instruments related to receivables and payables is recognized in the balance sheet with the double entry being recognized through the income statement. This income statement effect is offset by the revaluation of the hedged item. Changes in the fair value of future cash flow hedging instruments are recognized in the balance sheet with the double entry being recognized in a specific account in shareholders’ equity. The amount recognized in shareholders’ equity is taken to the income statement when the hedged transaction occurs.
The effects on the opening balance sheet at January 1, 2004 and on the balance sheet at December 31, 2004 are not material.
— Treasury stock
Treasury stock held in the context of a liquidity contract put in place at the end of 2004, which was classified in marketable securities under French standards, has been reclassified into shareholders’ equity for an amount of 9 million euros at the end of 2004.
— Recognition of deferred tax assets
As soon as the criteria for recognition were met in 2004, Publicis recognized a deferred tax asset on the loss carryforwards of Publicis Groupe S.A. up to the amount of the deferred tax liabilities generated by the IFRS adjustments, particularly recognition of the OCEANEs and the revaluation of the building on the Champs Elysées in Paris to the extent that a timetable for reversal was determinable.
The amount of the deferred tax asset thus recognized amounts to 57 million euros at the end of December 2004.

— Depreciation of property and equipment
In accordance with IAS 16, the periods over which items of property and equipment are depreciated must correspond to the probable period of use of these assets by the enterprise. The adjustment of the period over which certain items of property and equipment are depreciated led to an effect, net of tax, of 5 million euros on shareholders’ equity at January 1, 2004. The effect of 2004 results is however immaterial.
— Pension commitments
In the opening IFRS balance sheet, and in accordance with the option provided by IFRS 1 “First time application of IFRS”, existing actuarial gains and losses at January 1, 2004 are recognized directly as a reduction from shareholders’ equity for an amount of 25 million euros before tax with, as a double entry, an increase in pension provisions. Publicis, in its consolidated accounts prepared under French standards for the year ended December 31, 2004, also retained this option in the context of its first time application of the CNC recommendation n° R603-01, issued on April 1, 2003 relating to recognition and measurement of commitments in respect of pensions and similar benefits.
The actuarial gains and losses generated as from January 1, 2004 are amortized using the corridor method over the expected average residual working lives of the beneficiaries.
In this context no adjustment needed to be recognized in the opening balance sheet at January 1, 2004.

II.3.3.4 Earnings per share and diluted earnings per share
Reconciliation between earnings per share and diluted earnings per share stated in 2004 under French standards and IFRS

		2004
		French	2004
Millions of euros		standards	IFRS

Net income retained for the calculation of earnings per share
Net income	a	210	278
Impact of dilutive instruments:
Savings in financial expenses related to the conversion of debt instruments (1)		34	23

Net income — diluted	b	244	301
Number of shares retained for the calculation of earnings per share
Average number of shares in circulation		182,410,541	182,410,541
Shares to be issued to redeem the ORANEs		—	28,125,000

Average number of shares retained for the calculation	c	182,410,541	210,535,541
Impact of dilutive instruments: (2)
— Shares to be issued to redeem the ORANEs		28,125,000	—
— Effect of exercise of dilutive stock options		275,374	276,383
— Shares resulting from the conversion of the 2008 OCEANEs		40,796,934	23,172,413

Number of shares — diluted	d	251,607,849	233,984,337
Earnings per share	a/c	1.15	1.32
Earnings per share — diluted	b/d	0.97	1.29
(1)	Only the 2008 OCEANEs are taken into account for the calculation of earnings per share as the 2018 OCEANEs have a relutive effect on EPS.
(2)	Equity warrants and stock options whose exercise price is greater than the average share price for 2004, as well as the 2018 OCEANEs, are not taken into account in the calculation of diluted earnings per share because of their relutive nature.

Calculation of earnings per share under IFRS for 2004 before the after tax effect of impairment, the after tax effect of capital gains on the OBSA/Credit Linked Notes transactions and deferred tax assets related to conversion to IFRS

		2004
Millions of euros		IFRS

Net income retained for the calculation of earnings per share
Net income		278
Items excluded :
— After tax effect of impairment		164
— After tax effect of capital gains on the OBSA/Credit Linked Notes transactions		(134)
— Deferred tax assets related to conversion to IFRS		(57)
Adjusted net income	e	251
Impact of dilutive instruments:
Savings in financial expenses related to the conversion of debt instruments		23
Net income — diluted	f	274
Number of shares retained for the calculation of earnings per share
Average number of shares in circulation		182,410,541
Shares to be issued to redeem the ORANEs		28,125,000
Average number of shares retained for the calculation	c	210,535,541
Impact of dilutive instruments:
— Effect of exercise of dilutive stock options		276,383
— Shares resulting from the conversion of the 2008 OCEANEs		23,172,413
Number of shares — diluted	d	233,984,337
Earnings per share before the after tax effect of impairment, the after tax effect of capital gains on the OBSA/Credit Linked Notes transactions and the recognition of deferred tax assets related to conversion to IFRS	e/c	1.19
Earnings per share before the after tax effect of impairment, the after tax effect of capital gains on the OBSA/Credit Linked Notes transactions and the recognition of deferred tax assets related to conversion to IFRS — diluted	f/d	1.17

III. SPECIFIC REPORT BY THE STATUTORY AUDITORS ON THE DECEMBER 31, 2004 IFRS FINANCIAL INFORMATION
Further to the request which was made of us, and in our capacity as statutory auditors of Publicis Groupe S.A., we have performed an audit of the 2004 IFRS financial information attached to this report presenting the expected impact on the opening consolidated balance sheet at January 1, 2004, the consolidated balance sheet at December 31, 2004 and the consolidated income statement for the year ended December 31, 2004 (collectively the “IFRS financial information”) of conversion to IFRS standards adopted by the European Union.
The IFRS financial information has been prepared, under the responsibility of the Management Board (“Directoire”), and in the context of conversion to IFRS standards adopted by the European Union for the preparation of the consolidated financial statements for the 2005 financial year, on the basis of the consolidated financial statements for the year ended December 31, 2003 (the “2003 consolidated financial statements”) and the consolidated financial statements for the year ended December 31, 2004 (the “2004 consolidated financial statements”), as prepared in conformity with French accounting standards (the “consolidated financial statements”), which we audited in accordance with professional standards applicable in France. Our audit led us to express an unqualified opinion on the aforementioned consolidated financial statements. Our role is to express an opinion on the IFRS financial information based on our audit
We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the IFRS financial information has been prepared, in all material respects, in accordance with the principles for its preparation described in the note presenting the conversion to IFRS standards. This note sets out how IFRS 1 and the other international accounting standards adopted by the European Union have been applied and indicates the standards, interpretations and accounting policies which, according to management, should be applicable for the preparation of the consolidated financial statements for the full 2005 financial year under the IFRS standards adopted by the European Union.
Without qualifying our opinion, we draw your attention to note 1 which sets out the reasons for which the IFRS financial information relating to the 2004 financial year that will be presented in the consolidated financial statements for the full 2005 financial year could be different from the IFRS financial information attached to this report.
Furthermore, we remind you that, as the objective is to prepare for conversion to IFRS standards as adopted by the European Union for the preparation of consolidated financial statements for the full 2005 financial year, the IFRS financial information does not constitute a set of consolidated financial statements prepared in accordance with IFRS standards adopted by the European Union providing a true and fair view of the assets, liabilities, financial condition and results of the consolidated group of companies in accordance with such standards.
Paris, July 25, 2005
The statutory auditors

Mazars & Guérard	Ernst & Young Audit

Philippe Castagnac	Isabelle Massa	Bruno Perrin

The English language version of this document is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation, views or opinion expressed therein, the original language version of the document in French takes precedence over the translation.

IV Additional information requested by the Autorité des marchés financiers
At the request of the Autorité des marchés financiers, paragraph 2.3 — Conversion to IFRS Standards of this update is supplemented by the following information:
—	Notes to the consolidated financial statements, paragraph II.2.2 — Other accounting policies — Stock option or call options for Publicis shares:
It should be noted that the Black & Scholes method was used to calculate the fair value of the options.
—	Notes to the consolidated financial statements, paragraph II.2.2 — Other accounting policies — Leases — First paragraph concerning finance leases :
Finance leases are subject to consolidation adjustments taking into account the corresponding tax impact.
—	Notes to the consolidated financial statements, paragraph II.3.2 — Accounting options related to first time adoption of IFRS:
Evaluation of financial instruments at their fair value based on revenues or made available for sale
Publicis has chosen the option of evaluating financial instruments at their fair value based on revenues or as securities available for sale on the date of the transition.

2.4 AUDITORS’ REPORT ON FORWARD-LOOKING STATEMENTS
Dear Mr. Chairman,
In our capacity as statutory auditors and in application of regulation (CE) N° 809/2004, we have prepared this report on the forecast results of Publicis Groupe S.A included in section 2.1, sub section 13, of the company’s updated document de référence dated December 20, 2005.
These forecasts, and the significant assumptions which underpin them, were prepared under your responsibility, in application of the provisions of regulation (CE) n° 809/2004 and the recommendations of the CESR concerning forecasts.
Our role is to express a conclusion, in the terms required by appendix I, point 13.3, of regulation (CE) n° 809/2004, on the satisfactory nature of the preparation of these forecasts.
We performed our work in accordance with professional standards applicable in France. This work involved an assessment of the procedures put in place by Management for the preparation of the forecasts. It also involved performing work in order to ensure that the accounting policies used were in accordance with those used by Publicis Groupe S.A. for the preparation of its historical financial reporting. Our work also involved acquiring the information and explanations that we considered necessary in order to obtain reasonable assurance that the forecasts have been satisfactorily prepared on the basis of the stated assumptions.
We remind that, as forecasts contain uncertainties by their very nature, outcomes can differ materially from the forecasts presented and that we do not express any conclusion as to the possibility of meeting these forecasts.
In our opinion:
—	The forecasts have been satisfactorily prepared on the basis indicated;

—	The accounting basis used to prepare the forecasts is in conformity with the accounting policies applied by Publicis Groupe S.A. for the preparation of its historical financial reporting.
This report is issued for the sole purposes of the public offer in France and in the other countries of the European Union in which the update of the document de référence registered with the AMF could be referred to and cannot be used in any other context.
Paris la Défense, December 20, 2005

Mazars & Guérard	Ernst &Young Audit

Philippe Castagnac	Isabelle Massa	Bruno Perrin

III. CROSS-REFERENCE TABLE
The cross-reference table below refers to the principal headings required by Regulation n° 809/2004 in application of Directive 2003/71/CE and to the page numbers of the document de référence filed with the AMF on April 13, 2005 and this update9.

Headings under Regulation n° 809/2004	2004 document de
(Schedule I)	référence	Update
1. Persons responsible	128	3-4
2. Statutory auditors	128	4-5
3. Selected financial information
3.1 Selected historical financial information for the issuer, for each fiscal year	14 ; 56	—
3.2 Selected interim financial information	—	6 ; 66
4. Risk factors	26 ; 65-68 ; 141-143	—
5. Information about the issuer
5.1 History and development of the company	10-21 ; 70-72 ;	5 ; 6-10 ; 65-68
	130-131 ; 140-141
5.2 Investments	16 ; 78-80 ; 140-141	9-11; 12 ; 49-50 ;
		55-56 ; 81-82
6. Business overview
6.1. Principal activities	18-21 ; 96 ; 138-139	6-10 ; 11
6.2 Principal markets	96	11-12 ; 62-63 ; 65-
		68; 71
6.3. Exceptional events	70 ; 140	6-10 ; 12
6.4. Dependence of the Company on patents or licenses, industrial, commercial or financial contracts or new manufacturing processes	N/A	N/A
6.5. Basis for the Company’s statements concerning its competitive position.	138	12
7. Organizational structure
7.1. Brief description of the Group	144	—
7.2. List of significant subsidiaries	101-104 ; 121-123	12
8. Property, plants and equipment
8.1. Material tangible fixed assets and any major encumbrances	79-80 ; 118	10-11 ; 96-97
8.2. Environmental issues that may effect the utilisation of the tangible fixed assets	26	—
9. Operating and financial review
9.1. Financial position	10-17	13 ; 65-68

[9]	All references to the page numbers of this update refer to the French language version of this update that was filed with the Autorité des marchés financiers on December 21, 2005

Headings under Regulation n° 809/2004	2004 document
(Schedule I)	de référence	Update
9.2. Operating results	10-17	13 ; 65-68
10. Capital resources
10.1 Issuer’s capital resources (short and long-term)	57 ; 65-68 ; 84-86 ; 114-116	13-14 ; 34 ; 43-44 ; 56-58 ; 76 ;
89-91 ; 94-95
10.2 Issuer’s cash flow	10 ; 58 ; 91-95 ;	42 ; 56 ; 61-62 ;
	110 ; 117	68 ; 75 ; 83

10.3 Issuer’s borrowing requirements and funding structure	28-32 ; 57 ; 65-68 ; 70-72 ; 81 ; 83 ; 86 ; 91-95 ; 111 ; 112-119	13 - 14 ; 41 ; 48-49 ; 58-62 ; 65-68 ;74 ; 83-84 ; 85-86 ; 89-91 ; 94-95 ; 97-100
10.4 Restrictions on the use of capital resources	N/A	N/A
10.5 Anticipated sources of financing	N/A	N/A
11. Research and development, patents and licenses	60	79
12. Trend information
12.1 Significant trends, since the end of the last financial year.	98	6-9 ; 64, 65-66 ; 68
12.2 Known trends or events likely to have an effect on the issuer’s prospects during the current financial year	10-19	13-14
13. Profit forecasts or estimates	—	14-15 ; 108
14. Administrative, management, and supervisory bodies and senior management
14.1 Administrative bodies	32 ; 34-43	15-22
14.2 Conflicts of interest	127 ; 135-137	22-23 ; 25-26
15. Remuneration and benefits
15.1. Remuneration and in-kind benefits	32-34 ;	23-25
15.2. Amounts set aside or accrued to provide pension, retirement or similar benefits	88-90	58 ; 85 ; 102
16. Board practices
16.1. Date of expiration of the current terms of office	35-43	15-22
16.2. Service contracts with the members of the administrative, management or supervisory bodies providing for the receipt of benefits	—	24-25
16.3. Audit and remuneration committees	48-53	—
16.4. Statement concerning compliance with France’s corporate governance regime	—	25-26
17. Employees
17.1. Number of employees	73 ; 124 ; 138	50
17.2. Executive ownership of shares and stock options		23-24 ; 26-30 ; 32
	7-8 ; 27 ; 34 ; 97	; 64 ; 100
17.3. Employee ownership in the issuer’s share capital	7 ; 25	31

Headings under Regulation n° 809/2004	2004 document
(Schedule I)	de référence	Update
18. Major shareholders
18.1. Equity interests that must be disclosed	7-8 ; 25	30
18.2. Statement concerning variations in voting rights	7-8 ; 132	30
18.3 Controlling interest	7-8 ; 135-137	30
18.4. Agreements relating to changes in control	127 ; 135-137	30
19. Related party transactions	127 ; 135-137	33
20. Financial information concerning the issuer’s assets and liabilities, financial position and profits and losses
20.1. Historical financial information	22-24 ; 55-126	33-34
20.2. Pro forma financial information	—	—
20.3. Financial statements	55-126	33-34
20.4. Auditing of historical annual financial information	105-106 ; 125-129	3-4 ; 33-34
20.5. Age of the latest financial information	55 ; 107	33-34
20.6. Interim and other financial information	—	39-71 ; 72-107
20.7. Dividend policy	6 ; 25 ; 124	14 ; 43 ; 75-76
20.8. Legal and arbitration proceedings	141	34
20.9. Significant changes in the issuer’s financial or trading position	10-21 ; 98	6-10 ; 13 ; 64 ; 65-68
21. Additional information
21.1. Share capital	7-9 ; 26-32 ; 44 ;	26-32; 34-36 ;
	70-71 ; 84-85 ;	43-44 ; 56-59 ;
	94-95 ; 97-98 ; 112	61-62 ; 64 ; 97-99
; 114-116 ; 118-119
; 124 ; 131-137
21.2. Memorandum and Articles of Association	47 ; 131 - 133 ;	22-23 ; 25-26
135-137
22. Material contracts	70-72 ; 140-141	9-11 ; 49-50
4-5 ; 7 ; 12 ;
23. Third-party information and statement by	54 ; 105-106 ;	36-37 ; 69-70 ;
experts and declarations of any interest	125-129 ; 138	105-106 ; 108
24. Documents on display	130-131	5
25. Information on holdings	121-123	37-38